Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-230798

PROSPECTUS

600,000 Shares

Common Stock

This prospectus relates to the initial public offering of Red River Bancshares, Inc.’s common stock. We are a bank holding company for Red River Bank, a state-chartered bank based in Alexandria, Louisiana. We are offering 573,320 shares of our common stock. The selling shareholders identified in this prospectus are offering an additional 26,680 shares of our common stock. We will not receive any proceeds from sales of shares by the selling shareholders.

Prior to this offering, there has been no established public market for our common stock. The public offering price per share of our common stock is $45.00 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “RRBI.”

Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 25, for a discussion of certain risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission, nor any other state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

Our common stock is not a deposit or savings account of any of our bank or non-bank subsidiaries and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Initial public offering price	$45.00	$27,000,000
Underwriting discounts(1)	$2.70	$1,620,000
Proceeds to us, before expenses	$42.30	$24,251,436
Proceeds to the selling shareholders, before expenses	$42.30	$1,128,564

(1)	See “Underwriting” for additional information regarding underwriting compensation.

This offering is being underwritten on a firm commitment basis. The underwriters have an option for a period of 30 days to purchase up to an additional 90,000 shares of our common stock from us on the same terms set forth above.

The underwriters expect to deliver the shares of our common stock to purchasers on or about May 7, 2019, subject to customary closing conditions.

FIG Partners, LLC	Stephens Inc.

Prospectus dated May 2, 2019

RED RIVER BANK

4 markets. 9 parishes.
23 banking centers. 1 loan production office.

Made in Louisiana.
Made for Louisiana.

Northwest market
Shreveport - Bossier City
Central market
Alexandria
Southeast market
Covington (LPO)
Baton Rouge
Southwest market
Lake Charles

VOTED BEST BANK

9 years

Cenla Focus Magazine

Central market

VOTED "TOP 50 BEST PLACES TO WORK"

4 years

Baton Rouge Business Report

Southeast market

VOTED BEST BANK

2 years

SB Magazine

Northwest market

About this Prospectus

Unless the context indicates otherwise, references in this prospectus to “we,” “our,” “us,” “the Company,” and “our company” refer to Red River Bancshares, Inc., a Louisiana corporation, and its consolidated subsidiaries. All references in this prospectus to “Red River Bank,” the “bank,” and the “Bank” refer to Red River Bank, our wholly owned bank subsidiary.

You should rely only on the information contained in this prospectus. The Company, the selling shareholders, and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. The Company, the selling shareholders, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The Company, the selling shareholders, and the underwriters are not making an offer of shares of our common stock in any state, country, or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations, and cash flows may have changed since the date of the applicable document.

Neither we, any of our officers, directors, agents, representatives, the selling shareholders, nor the underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial, and other issues that you should consider before investing in our common stock.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

Unless otherwise stated, all information in this prospectus gives effect to a 2-for-1 stock split, which was accomplished by a stock dividend with a record date of October 1, 2018 whereby each holder of our common stock received one additional share of common stock for each share owned as of such date. This transaction is referred to in this prospectus as the “2018 2-for-1 stock split.”

Industry and Market Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys prepared for other purposes, filings of public companies in our industry, and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong due to the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts by the sources relied upon or cited herein. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience, we may not use the ® or the ™ symbols to identify such trademarks.

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Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal controls over financial reporting under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to the presentation and discussion of our audited financial statements and executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

In addition to the relief described above, the JOBS Act permits an emerging growth company to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision.

Our Company

We are a bank holding company headquartered in Alexandria, Louisiana. Through our wholly owned subsidiary, Red River Bank, a Louisiana state-chartered bank, we provide a fully integrated suite of banking products and services tailored to the needs of our commercial and retail customers. We operate from a network of 23 banking centers throughout the state and one loan production office in Covington, Louisiana. Banking centers are located in the following markets: Central Louisiana, which includes the Alexandria metropolitan statistical area (“MSA”); Northwest Louisiana, which includes the Shreveport-Bossier City MSA; Southeast Louisiana, which includes the Baton Rouge MSA; and Southwest Louisiana, which includes the Lake Charles MSA. As of December 31, 2018, we were the fifth largest financial institution headquartered in Louisiana based on assets, with total assets of $1.86 billion, total loans of $1.33 billion, total deposits of $1.65 billion, and total stockholders’ equity of $193.7 million.

Our priority is to drive shareholder value through the establishment of a market-leading commercial banking franchise in Louisiana. We provide superior service through highly qualified, relationship-oriented bankers who are committed to their customers and the communities in which we offer our products and services. Our strategy is to expand geographically through the establishment of de novo banking centers in new markets and, to a lesser extent, through the acquisition of financial institutions with customer-oriented, compatible philosophies and in desirable geographic areas.

Our Banking Philosophy and Business Strategy

Our goal is to offer the best products and services delivered through a personal, customer-focused, integrity-centered culture. Our culture is “top down,” emphasizing the importance of exceptional customer service and strong relationships at every level. We are dedicated to the success and satisfaction of our customers and this commitment ensures our own continued success and allows us to deliver consistent performance to our shareholders. We credit our twenty-year track record of achievement to a disciplined implementation of this clear and focused banking philosophy.

Our mission is to be the premier statewide banking organization in Louisiana. We strive to differentiate ourselves from our competitors by providing the best of “relationship-based” banking that is tailored to meet the needs of the small and medium-sized businesses operating within our banking markets, as well as the owners and employees of those businesses, and executives, professionals and individuals with strong ties to our banking markets. In our experience, these customers place a high value on the type of long-term, personal relationship with their bank and banker that we provide. We grow our business one customer at a time through this relationship-driven approach.

In addition to being dedicated to service excellence, we are committed to the Louisiana communities we serve. We believe our community connections help us maintain a level of brand recognition, and a respected reputation, well beyond what would be typical for a bank of our size. This commitment to our communities builds a loyal customer base, and this loyal customer base helps us achieve strong organic growth and sustained profitability.

We attribute our success to incorporating this customer-driven banking philosophy into our business strategy. The key components of our business strategy include:

Commercial Banking.  We are primarily a business-focused banking organization, delivering specialized services to our commercial customers. We target privately-owned commercial and industrial operating companies for both credit and treasury management services, while also providing owners and key employees with the same customized personal service for their individual financial needs. We attribute our long history of superior asset quality to our credit culture, which is built on a foundation of lending to businesses and management teams with established, proven track records. We offer these customers sophisticated products and services similar to those of much larger banks, but delivered by bankers who can provide local and responsive decision-making, personal assistance, and an interest in the success of their businesses. Key components of our commercial banking business include:

•	Real Estate Loans.

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Commercial Real Estate Loans (Owner Occupied).  Given our strategy of focusing on the banking needs of established operating companies within our geographic footprint, 20.3% of our total portfolio consists of owner occupied office and industrial real estate loans. In addition to a proven management team and track record, we focus on businesses with a history of strong, recurring cash flows. In particular, we target wholesale and professional service companies, as well as businesses with unique strengths in niche markets. Loans are conservatively underwritten and typically carry the personal guarantee of the business owners. We believe this portfolio segment is well-diversified by industry type.

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Commercial Real Estate Loans (Non-Owner Occupied).  Our pursuit of non-owner occupied commercial real estate properties is secondary, and reserved primarily for developers and other persons or entities of influence in our local markets who present additional business and personal relationship opportunities. This strategy is evidenced by our modest level of commercial real estate loans relative to our capital, which has been consistent for many years. We target property types with a greater ability to withstand changes in market forces. Our underwriting criteria for non-owner occupied properties is even more conservative than our underwriting criteria for owner occupied properties due to the higher inherent risks generally associated with the former. Our target rate of return is also higher for non-owner occupied commercial real estate loans. As of December 31, 2018, our non-owner occupied commercial real estate loans, including construction and development loans, were 21.8% of our loan portfolio and represented 137.0% of the Bank’s total risk-based capital.

•

Commercial Loans.  We have expertise in meeting the financing needs of commercial operating companies. This expertise is a key strength of ours, both in terms of our front-line bankers and our credit approval personnel and processes. Our specialists in these areas understand the cash cycle, working capital, and the fixed asset acquisition needs of businesses, and this allows us to deliver customizable and effective financing solutions. Leveraging the knowledge base and experience of our bankers and executives, we recommend and utilize sound commercial and industrial loan structures that limit our risks as a lender, while also helping to drive the success of our clients’ businesses. Commercial loans comprised 20.8% of the loan portfolio as of December 31, 2018.

•	Treasury Management Services. Many of our clients and prospective clients have sophisticated depository needs, including ACH, sweep, and remote deposit capture services. We have a dedicated team of Treasury Management Officers (“TMOs”) who partner with our commercial and private bankers to meet those needs. Our TMOs analyze clients’ account activity and cash utilization, and then recommend and implement solutions that enhance our clients’ efficiency, mitigate risks to their businesses, and maximize their earnings on available liquidity. Our treasury management offerings and technological sophistication are core strengths, especially when combined with our ability to troubleshoot and resolve customer issues. Our TMOs provide in-person assistance with the initial setup of treasury services, as well as on-going client support post-implementation.

Personal Banking.  Our personal banking business supports our commercial banking focus, provides attractive customer diversification, and enhances our growing base of core deposits. Key components of our personal banking business include our retail banking network, private banking services, residential mortgage lending, and investment services.

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Retail Banking Network.  A strategically placed network of banking centers in our markets is a fundamental element of our personal banking strategy. Our convenient network attracts customers, encouraging them to seek personal service and interact with our bankers, allowing us to deliver personal, relationship-based banking. This also supports the continued growth of our core deposit base. We are purposeful in choosing banking center locations and have sought out key locations in Central, Northwest, Southeast, and Southwest Louisiana through de novo development, as well as through two whole-bank acquisitions. We have a footprint of 23 banking centers in growing and stable communities. Our banking centers strengthen our brand recognition and reputation across our markets. Our emphasis on having a strategic network of banking centers, staffed by experienced bankers, differentiates us from our national and regional bank competitors, who are increasingly moving their customers to digital banking platforms only with limited personal service. Our network of banking locations and their dates of opening is described below under the heading “Our Historical Growth and Consistent Performance.”

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Private Banking.  Private banking is a crucial part of our personal banking strategy. Through our private banking group, we provide specialized deposit and loan products and services to high net worth individuals, business owners, and professionals. Consistent with our overall business philosophy, we seek to develop long-term relationships with our private banking customers through an emphasis on personal service and products tailored to their specific needs. From checking and savings products to sophisticated financing structures, we work to meet our clients’ changing needs with innovative solutions. Our private bankers are highly accessible for their clients, offering flexible scheduling for business meetings and loan closings. This level of flexibility and service is sought out and valued by our private banking clients, many of whom are busy professionals with inflexible or on-call schedules. Our private banking group’s loan portfolio primarily consists of consumer home equity loans, portfolio mortgage loans, and commercial loans, and its deposit base primarily consists of consumer checking accounts, money market accounts, and time deposits.

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Residential Mortgage Loans.  Our mortgage lending group provides home mortgage loans that are sold on the secondary market. Loan types include conventional, VA, FHA and Rural Development. In addition, the mortgage lending department plays a critical role in meeting our community reinvestment and fair lending goals. The mortgage group has a community specialist in each market focused on low-income and first-time home buyers, and we participate in various down payment assistance and low-income home loan programs to ensure the needs of our entire banking community are satisfied. We combine the power of local decision-making and in-house underwriting with the industry’s best mortgage lending products and services. We believe this approach helps differentiate us from our competitors. For the year ended December 31, 2018, our mortgage group originated $99.1 million in home mortgage loans.

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Investment Services.  We offer a broad range of products and services designed to meet the investment needs of all of our customers through our investment group and our strategic partnership with Cetera Investment Services LLC, a registered broker-dealer, registered investment advisor, and licensed insurance agent. Our investment group executives, who are located in each of our markets and have an average of 19 years of industry experience, strive to fully understand each client’s unique financial situation, deliver a comprehensive plan, and provide the appropriate products to meet their needs. Our investment products include stocks, bonds, mutual funds, alternative investments, annuities, and insurance products. Our investment group also provides investment advisory services, financial planning services, and a comprehensive suite of retirement plans. The amount of investment assets under management by our investment group has experienced sustained growth, and was approximately $492.6 million as of December 31, 2018.

Our Historical Growth and Consistent Performance

Red River Bancshares, Inc. was founded in 1998 by a group of experienced bankers and business leaders dedicated to delivering the best banking products and services while staying true to the ideals of community banking. Red River Bank opened for banking services on January 14, 1999. Two decades later, we have expanded across the state of Louisiana, and we remain dedicated to our founding commitments. We have been rewarded with continued growth and expansion, consistent returns, and a loyal customer base. We know and understand each of our markets. Since inception, we have pursued a growth strategy focused on organic growth through de novo banking center expansion into favorable banking markets, and to a lesser extent, by partnering with select Louisiana financial institutions through two whole-bank acquisitions.

After opening our main office in January 1999, Red River Bank subsequently established three full-service de novo banking centers in Rapides Parish, in the Alexandria MSA and a part of our Central Louisiana market, opening one each in 1999, 2000, and 2001. In 2003, we acquired Bank of Lecompte also in Rapides Parish. Through this acquisition, we added two locations, one in Lecompte and one in Forest Hill, as well as $33.0 million in deposits and $19.3 million in loans. In 2004, Red River Bank opened the Downtown Banking Center in Alexandria. In 2006, we began an expansion effort into the Northwest Louisiana market with the opening of our Market Street Banking Center in downtown Shreveport, Caddo Parish, which was quickly followed with the opening of our East Kings Banking Center and our Provenance Banking Center in 2007, also in Shreveport. In that same year, we opened the Highway 28 West Banking Center in Alexandria. In 2008, we added our Marksville Banking Center in Avoyelles Parish, a part of our Central Louisiana market area, and our East Texas Banking Center and our Airline Banking Center, both in Bossier City, Bossier Parish, a part of our Northwest Louisiana market. We continued our growth in Northwest Louisiana in 2011 with the opening of our Uptown Banking Center on Line Avenue in Shreveport.

In 2013, we expanded into the Baton Rouge market through our acquisition of Fidelity Bancorp, Inc. and its banking subsidiary, Fidelity Bank. Through this acquisition, we acquired $110.3 million in deposits, $83.2 million in loans, and Fidelity’s four banking locations in Baton Rouge, East Baton Rouge Parish, and one banking center in Geismar, Ascension Parish, all a part of the Baton Rouge MSA and in our Southeast Louisiana market. In 2014, we purchased our Essen Lane Banking Center in Baton Rouge and relocated the Perkins Banking Center to that location. We subsequently expanded our presence in Baton Rouge through the establishment of the South Acadian Thruway Banking Center in 2016.

In 2017, we expanded our banking network in Northwest Louisiana with the opening of our Stonewall Banking Center in Stonewall, DeSoto Parish, adjacent to the Shreveport metropolitan area. Also in 2017, we began plans for further banking center expansion in Southeast Louisiana with the purchase of property south of Baton Rouge in the Highland Park Marketplace. That same year we began expansion into the Southwest Louisiana market with the opening of a loan production office (“LPO”) in Lake Charles, Calcasieu Parish. This office was closed when we opened our Lake Street Banking Center in 2018, also in Lake Charles. Currently, we are searching for property in Calcasieu Parish for the development of an additional banking center in the Southwest Louisiana market area. Also in 2018, we expanded our Essen Lane Banking Center in Baton Rouge, adding office space to accommodate our growing needs and presence in this market. Most recently, in November of 2018, we purchased property and an existing branch building on Highway 21 in Covington, St. Tammany Parish, for future banking center expansion.

Our growth has been supported by five successful equity offerings. We raised gross proceeds of approximately $12.4 million through the initial private placement offering of our common stock in 1998. Responding to continued demand for our common equity, we raised an additional $4.0 million in 2000 when we completed a second private placement offering. In 2006, as a part of our expansion into Northwest Louisiana, we completed a third private offering of our common stock, which expanded our shareholder base in this part of the state. Our 2006 offering resulted in gross proceeds of approximately $5.0 million. In 2009, we completed a fourth private common stock offering, which resulted in gross proceeds of approximately $7.4 million. Finally, in 2017, we completed the most recent private placement offering of our common stock, resulting in gross proceeds of approximately $12.1 million. In our 2017 offering, we received total subscriptions to purchase approximately $21.7 million of our common stock, resulting in a $9.6 million oversubscription amount that was returned to prospective investors in the offering. This last offering increased our shareholder base across the state, particularly in our Southeast Louisiana market.

The milestones in our growth history are shown on the chart below.

The primary objective of our expansion strategy is to provide steady and consistent financial results for our shareholders. Since beginning banking operations in 1999, we have experienced steady balance sheet growth, consistent profitability, and steadily increasing shareholder value. This focus on steady growth, coupled with a disciplined credit culture, has enabled us to achieve consistent results, even through market downturns, and without having to make significant adjustments to our business plan in response to changing, and often challenging, market conditions.

Over the past 20 years, we have experienced asset growth at a compound annual growth rate of 18.2%, resulting in $1.86 billion in total assets as of December 31, 2018. Of the $1.86 billion in total assets, approximately $1.70 billion, or 91.4%, is attributable to organic growth and the remaining 8.6% is from two acquisitions.

We have maintained exceptional asset quality levels since inception through a disciplined credit culture. For the years 2003 through 2018, our average ratio of nonperforming assets to total assets was 0.26% and our average net charge-off ratio was 0.08%.

In addition to balance sheet growth and maintaining strong asset quality, we endeavor to achieve consistent profitability and returns for our shareholders. Our 2018 return on average assets (“ROA”) was 1.29%. For the years 2014 through 2018, average ROA (with 2017 adjusted ROA excluding $2.2 million of tax expense attributable to the Tax Cuts and Jobs Act of 2017 [“Tax Reform Act”]) was 1.02%. Our average ROA between 2001 (excluding the first two years of operations) and 2018 (with 2017 adjusted ROA) was 1.00%. We believe we are well-positioned to maintain and even improve upon our historical level of returns given increasing loan balances, a higher net interest margin, and a lower effective federal income tax rate.

To enhance internally generated capital and to support our growth over the past 20 years, we raised approximately $40.9 million of new capital through five private offerings. Our equity offerings expanded our shareholder base in our key markets statewide and provided capital to support future growth. As shown in the following graph, since the opening of the Bank in 1999 our tangible book value per share increased at a 12.5% compound annual growth rate. The graph below has been adjusted to give effect to the 15-for-1 split of our common stock with a record date of November 30, 2005 and the 2018 2-for-1 stock split.

Our Markets

Red River Bank currently conducts business through 23 banking centers located in Central, Northwest, Southeast, and Southwest Louisiana, and a loan production office in Covington, Louisiana. Our long-term strategic focus is to be the premier statewide banking organization in Louisiana. We believe our four current markets offer us an attractive combination of growth opportunities and core deposit stability, as well as loan diversity. We operate nine banking centers, including our main office, in the Central Louisiana market, which we define to include Rapides and Avoyelles Parishes. We operate seven banking centers in our Northwest Louisiana market, which we define to include Caddo, Bossier, and DeSoto Parishes. In our Southeast Louisiana market, which we define to include East Baton Rouge and Ascension Parishes, we operate six banking centers. We operate one banking center in our Southwest Louisiana market, which we define to include Calcasieu Parish.

We believe our current markets provide ample opportunities for the continued growth of our customer base, loans, and deposits, as well as the expansion of our overall market share in each area. Our goal is to replicate this growth in new markets as we continue to expand and implement our long-term development strategy. Our current markets, which are in diverse parts of Louisiana, are economic centers that provide for natural credit diversification and a hedge against industry downturns relative to other Louisiana-based financial institutions which do not enjoy a similarly diverse geographic and industry footprint. We seek to locate our banking centers and offices in the downtown and suburban areas of our markets, which contain our target customers of small to medium-sized businesses and retail customers.

In our Central Louisiana market, where our headquarters is located, we rank first in deposit market share with approximately 33.7% of all deposits as of June 30, 2018. In each of our Northwest and Southeast Louisiana markets, we ranked among the top ten financial institutions for deposit market share as of June 30, 2018. The table below highlights certain statistics within the primary markets that we serve.

Market(1)	Year Entered	# of Banking Centers	# of Bankers(2)	Total Deposits ($000)(3)	Total Deposits in Market ($000)(3)	Population(4)	Median Household Income(5)
Central	1999	9	224	$993,331	$2,943,231	172,628	$42,655
Northwest	2006	7	43	$322,035	$7,548,377	401,555	$40,391
Southeast	2013	6	49	$260,292	$17,563,495	569,216	$51,436
Southwest	2017	1	4	$1,271	$4,051,863	202,445	$48,219

(1)

For purposes of the demographic information in this table, we define our markets geographically as follows: Our Central market includes Rapides and Avoyelles Parishes; our Northwest market includes Caddo, Bossier and DeSoto Parishes; our Southeast market includes East Baton Rouge and Ascension Parishes; and our Southwest market includes Calcasieu Parish.

(2)	Full-time equivalent employees as of December 31, 2018.

(3)	Source: FDIC Deposit Market Share Report as of June 30, 2018.

(4)	Source: U.S. Census Bureau population estimates for 2017.

(5)

Source: U.S. Census Bureau’s 2013–2017 American Community Survey 5-year estimates. Includes data for the following parishes within each market: Central market reflects median income data for Rapides Parish; Northwest market reflects median income data for Caddo Parish; Southeast market reflects median income data for East Baton Rouge Parish; and Southwest market reflects median income data for Calcasieu Parish.

Central Louisiana.  Our legacy market of Central Louisiana is located in the region that contains the Alexandria MSA. Employment in the region is bolstered by a significant government presence, including nearby Fort Polk, which has the largest military installation in the state. The region boasts a diverse group of significant employers, including Proctor & Gamble, Union Tank Car, Cleco, Crest Industries, and Roy O. Martin Lumber. The Louisiana Economic Outlook Study for 2019–2020, published by the Economics and Policy Research Group at Louisiana State University (the “Economic Outlook Study”), provides an encouraging outlook for the region. While growth during 2019 is expected to be relatively flat, over 500 new jobs are projected for 2020. The above-named firms and others support this projected job growth by providing a solid base of employment for the community.

Northwest Louisiana.  Our Northwest Louisiana market is located in the region containing the Shreveport-Bossier City MSA. Since our entry into this market in 2006, the economy throughout the region has remained stable and provided consistent growth. According to the 2016 KPMG Competitive Alternatives Study, Shreveport was regarded as the most cost-friendly city to do business among the 27 U.S. metropolitan areas with a population of less than 750,000. The area provides ready access to other parts of Louisiana and adjacent states through I-20, I-49 and the planned I-69. It offers a variety of multimodal transportation options, including Class 1 rail, airports, and port transportation. Top business sectors throughout the region include healthcare, finance, government, manufacturing, and telecommunications. Northwest Louisiana includes portions of the Haynesville Shale formation from which natural gas production continues to occur. The area is also home to Barksdale Air Force Base and boasts the state’s largest and most successful casino market. The MSA has also welcomed General Dynamics IT and Glovis America as more recent employers, which have together added approximately 1,256 new jobs in the area. Northwest Louisiana has the largest concentration of durable goods manufacturing in the state. Among those manufacturers are a major steel mill and a steel components manufacturer located at the Port of Caddo-Bossier. Northwest Louisiana’s diversified economy and low cost of doing business has helped create a pro-business environment throughout the region. According to the Economic Outlook Study, the Shreveport-Bossier City MSA is expected to add approximately 600 jobs per year in 2019 and 2020.

Southeast Louisiana.  Our Southeast Louisiana market is located in the region containing the Baton Rouge MSA. Baton Rouge is the capital of Louisiana and is the second-largest city in Louisiana by population. As the capital city, Baton Rouge is the political hub for Louisiana with the state government as the city’s largest employer. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Albemarle Corporation and Dow Chemical Company have large plants in the area, and Methanex relocated two methanol plants from Chile to the Baton Rouge MSA in 2014. This MSA is also home to an emerging high-tech sector, led by Electronic Arts game company and a large IBM facility. In addition, Baton Rouge hosts a number of businesses from other diverse economic sectors, including healthcare, education, finance and motion pictures. Two major state universities, Louisiana State University and Southern University, are located in Baton Rouge, along with Baton Rouge Community College, which is one of Louisiana’s largest community colleges. The Economic Outlook Study projects renewed growth in the Baton Rouge MSA over the next two years, including 6,000 new jobs in 2019 and 8,100 new jobs in 2020. This growth is expected to be fueled largely by a revival of industrial construction in the area.

Southwest Louisiana.  Our newest market in Southwest Louisiana is located in the region of the state containing the Lake Charles MSA. Major economic sectors in this area include the petrochemical industry, the gaming industry, and aircraft repair. Located in the far southwest corner of the state, the Lake Charles region has recently experienced rapid growth. According to the Economic Outlook Study, the Lake Charles MSA has been the fastest-growing MSA in the state of Louisiana for five straight years, and between 2013 and 2018 it has been the fastest growing MSA in the United States. The growth in the Lake Charles MSA has been fueled by over $117.0 billion in projects announced since 2012. Those projects include investments by employers such as Cheniere Energy, Sempra, Sasol, Driftwood, Trunkline, and G2 Energy. The Economic Outlook Study projects that the Lake Charles MSA will continue in its role as the fastest growing MSA in the state, adding 4,000 jobs in 2019 and another 5,300 jobs in 2020. The investment and resulting infrastructure in this area has created a thriving economy that we believe will support our future expansion in this market.

We believe that our commitment to the communities in which we operate will enable us to continue to gain scale and market share. We endeavor to become the leading community bank in each market that we serve, and we believe we are well-positioned to continue to grow relationships throughout our geographic footprint.

Our Competitive Strengths

We believe that our competitive strengths set us apart from many other similarly sized financial institutions, and that the following attributes are key to our success:

Cohesive and Experienced Management Team

We are led by an executive management team with an average of 29 years of professional experience covering the relevant disciplines of finance, lending, credit, risk, strategy, legal, and banking operations. Our executive team has been in their respective roles with our organization for an average of 14 years each, with a majority having worked together at Red River Bank for well over a decade. Collectively, they have been responsible for executing our strategic plan and driving our growth. Our executive management team includes:

Name	Age	Position with Red River Bancshares, Inc.	Position with Red River Bank	Years of Banking Experience	Years with Red River Bank
R. Blake Chatelain	55	President and Chief Executive Officer	President and Chief Executive Officer	37	20
Isabel V. Carriere, CPA, CGMA	52	Executive Vice President, Treasurer, Chief Financial Officer, and Assistant Secretary	Executive Vice President, Controller, and Assistant Secretary	27	20
Amanda W. Barnett, JD	55	Senior Vice President, General Counsel, and Corporate Secretary	Senior Vice President, General Counsel, and Corporate Secretary	30 (legal)	9
Andrew B. Cutrer	45	Senior Vice President	Senior Vice President and Director of Human Resources	20	18
Bryon C. Salazar	46	-	Executive Vice President – Chief Lending Officer	24	20
Tammi R. Salazar	49	-	Executive Vice President – Private Banking, Mortgage, and Investments	26	20
G. Bridges Hall, IV	45	-	Market President – Shreveport/Bossier City Region	14	13
David K. Thompson	53	-	Market President – Baton Rouge Region	29	4
Harold W. Turner	69	-	Executive Vice President and Chief Corporate Development Officer	46	13
Debbie B. Triche	49	-	Senior Vice President and Retail Administrator	25	19
Gary A. Merrifield	56	-	Senior Vice President and Credit Policy Officer	33	4
Jeffrey R. Theiler	54	-	Senior Vice President and Chief Operations Officer	31	4

In addition to our experienced executive management team, our board of directors consists of well-regarded career bankers, professionals, entrepreneurs, and business and community leaders with collective depth and experience in commercial banking, finance, real estate, and manufacturing.

We also have a demonstrated ability to grow our company organically through the recruitment of talented bankers. We seek out and hire bankers with significant in-market experience who are naturally committed to high standards of productivity and excellence. This strategy enhances our existing business model and creates a pool of qualified executive and middle management talent, supporting scalability.

Consistent, Quality Growth Across an Attractive Geographic Footprint

We have proven our ability to consistently grow our business organically by expanding our geographic footprint in attractive markets across the state of Louisiana. Over the past 20 years, we have experienced asset growth at a compound annual growth rate of 18.2%, resulting in $1.86 billion in total assets as of December 31, 2018. As shown on the following graph, of the $1.86 billion in total assets, 91.4% is attributable to organic growth.

Asset Growth

Our approach to growth and expansion has been strategic and purposeful. We identify and enter markets we believe will provide us with an advantage in terms of growing our loans and deposits, increasing profitability, and building shareholder value. We believe our market areas offer a beneficial combination of growth opportunities and industry diversity, as they have favorable economic environments and ample business lending and deposit prospects within our target client base. Our legacy market in Central Louisiana provides a stable economic climate, and our strong brand recognition in this market enables us to continue to build our loan portfolio and our low-cost core deposit franchise. Our Northwest and Southeast Louisiana banking markets represent major metropolitan areas and the opportunity for significant growth across all segments of our customer base. Our expansion most recently into the Lake Charles area presents us with the opportunity for significant growth and investment.

Customers within our markets have responded, and continue to respond, to our brand of banking and bankers, allowing us to continue to gain market share and provide consistent financial results. We believe we are well-positioned to continue this tradition of consistent, quality growth and success in the long-term.

Conservative Credit Culture

Throughout the last 20 years we have experienced sustained growth while also maintaining our disciplined and conservative credit culture, enabling us historically to maintain strong levels of asset quality. This, in turn, has produced stable and consistent results, despite market downturns during this time frame. We believe our dedication to strong credit quality fuels long-term lending relationships with our customers and fosters balance sheet diversity.

We are not dependent upon higher-risk lending categories. Our loan portfolio is not highly concentrated in non-owner occupied commercial real estate, the construction and development sector, or the energy sector. These sectors generally exhibit a higher level of risk than certain other lending sectors, such as owner occupied commercial real estate or residential real estate.

As of December 31, 2018, our non-owner occupied commercial real estate loans, construction and development loans, and non-real estate secured loans financing commercial real estate activities totaled $289.4 million, or approximately 21.8% of our total loan portfolio, and represented 137.0% of the Bank’s total risk-based capital. Non-owner occupied commercial real estate loans were $184.6 million, or 13.9% of total loans, and represented 87.4% of the Bank’s total risk-based capital as of December 31, 2018. Construction and development loans were $102.9 million, or 7.7% of total loans, and represented 48.7% of the Bank’s total risk-based capital as of December 31, 2018. Additionally, non-real estate secured loans financing commercial real estate activities were $1.9 million, or 0.2% of total loans, and represented 0.9% of the Bank’s total risk-based capital as of December 31, 2018.

Our total loans to the energy sector, which we generally define to include companies involved in crude, petroleum, or natural gas extraction, were approximately $38.9 million, or approximately 2.9% of our total loans, as of December 31, 2018.

The following chart illustrates the diversification of our loans held for investment by major category as of December 31, 2018.

Loan Mix

Stable Core Deposit Franchise

Our banking philosophy, which is grounded in our commitment to integrity, personal relationships, service excellence, and a team-driven culture, attracts a loyal customer base. As a result, we have a valuable deposit franchise supported by a high level of noninterest-bearing accounts and a substantial level of core deposits. We define core deposits as all deposits excluding time deposits exceeding $250,000. Our time deposits exceeding $250,000 are held by a historically loyal customer base and are not brokered. As of December 31, 2018, core deposits were 95.0% of our total deposits, noninterest-bearing deposits were 33.3% of total deposits and our loan to deposit ratio was 80.9%. We do not have any internet-sourced or brokered deposits, and we have not historically used these types of deposits as a source of funding. We believe that our robust core deposit generation is powered by our emphasis on banking relationships over transactional banking and by our personal service, visibility in our communities, broad commercial banking and treasury management product offerings, and convenient services such as remote deposit capture and commercial internet banking. The following chart illustrates the diversification of our deposit base among our various product offerings as of December 31, 2018.

Deposit Mix

Strong Brand Recognition in our Communities and Markets

We developed a brand that exemplifies our core values of integrity and service excellence. We believe that part of providing service excellence is having strategically placed banking centers where customers can go to begin a relationship, seek advice and assistance, and engage with our bankers. To promote our organic growth, in both our current and new markets, we locate banking centers in strategic sites after consultation and study by expert outside consultants who examine metropolitan areas for optimal locations. Our banking centers strengthen our brand recognition and reputation across our markets. Red River Bank has been voted “best bank” in the Central Louisiana market for nine years by Cenla Focus Magazine, “top 50 best places to work” in the Southeast Louisiana market for four years by the Baton Rouge Business Report, and “best bank” in the Northwest Louisiana market for two years by SB Magazine. Members of our executive management have extensive personal networks and ties to all major metropolitan areas of Louisiana. Consequently, we believe we are poised to replicate our brand and valued reputation in these important areas all across the state. We are “Red River Bank: A bank made in Louisiana. A bank made for Louisiana.”

Robust Infrastructure and Investments in Technology Provide a Scalable Platform for Growth

We believe that our management, employees, and credit infrastructure provide a solid foundation for future growth. We built our banking platform to be scalable and accommodating to a growing customer base. Investment in technology is a key component of this overall strategy. We believe our emphasis on “both people and technology” allows us to compete effectively with much larger institutions, maintain our relationship-based banking philosophy, and provide for future efficiencies. Our customers’ expectations are evolving as they seek to adopt new forms of digital banking. We increasingly find that service excellence equates to real-time, digital offerings, and so we have invested, and expect to continue to invest, in the technology necessary to deliver those products and services. At the same time, we have invested in related risk management processes and the protection of the technology underpinning our platforms. We believe these investments will create operational efficiencies across our markets, reducing operational expenses. They also provide a scalable infrastructure to accommodate our expected future growth and further strengthen our “high tech/high touch” platform.

Growth and Expansion Strategy

Our mission is to be the premier statewide banking organization in Louisiana. We strive to differentiate ourselves from our competitors by providing the best of “relationship-based” banking that is tailored to meet the needs of the small and medium-sized businesses operating within our banking markets, as well as the owners and employees of those businesses, and executives, professionals, and individuals with strong ties to our banking markets. In our experience, these customers place a high value on the type of long-term relationship with their bank and banker that we provide. Through this relationship-driven approach, we grow our business one customer at a time. Since inception, we concentrated our efforts on building our market presence in key metropolitan markets within the state of Louisiana where our target customers are underserved and well-suited for the commercial, retail, and private banking products and services that we provide. We intend to leverage our competitive strengths to take advantage of what we believe are significant growth opportunities within our existing footprint and other strategic market areas that we believe complement our strategic plan. Our growth strategy includes the following:

Identify and Recruit Talented Bankers

We believe that competition for customers starts with the competition for the best bankers. Whether we expand our presence in our existing markets, enter new markets organically, or make opportunistic acquisitions, adding talented bankers with extensive in-market experience is one of our primary strategies for continued success. In our experience, our brand of banking is attractive to motivated bankers from smaller institutions that lack the platform to engage in sophisticated transactions and also to bankers from larger institutions that lack our relationship-based approach to banking. We are committed to the continual development of talent within our company through continuing education and promotions. We find that hiring committed, talented bankers, and providing development and advancement opportunities, leads to long-term continuity in our workforce as well as a strong and talented employee base with which to fuel the long-term potential of our bank.

Expand Market Share in Existing Markets

We want to be the market leader and have a significant market share in all the communities we serve. Organic growth is our primary focus, which may be supplemented with strategic, targeted acquisitions when and if appropriate. We intend to expand our banking center network by opening additional banking centers in our existing markets to provide our customers with more convenient banking locations. We understand that relationships are our strategic advantage and we continually seek to identify and recruit experienced bankers with broad relationship networks within our existing markets. We then strengthen those relationships by offering personalized products and services. We also attract new customers through personal outreach by our bankers, with targeted marketing campaigns, and by advertising in a variety of traditional media and in social media. We also reach new customers by filling the void left by competitors who are closing banking offices. Other outreach activities include helping our communities during times of need and by having a presence at community events, such as with our branded ice cream trucks that give out free frozen treats. We encourage our bankers to take leadership roles in our communities, and we are well represented in a wide variety of non-profit, volunteer organizations across all our markets.

Opportunistic New Market Expansion

When evaluating potential new market opportunities, our standard due diligence includes both an assessment of the local economy as well as an analysis of the local banking landscape. We concluded that an opportunity existed in Lake Charles, Calcasieu Parish, in Southwestern Louisiana, for a community bank with the strength and scale of Red River Bank to carve out a meaningful market share position over the long term. Lake Charles is the fastest-growing MSA in the state of Louisiana, and one of the fastest growing in the southeastern U.S. Much of this growth is industrial in nature and is driven by growth in the liquefied natural gas sector. In keeping with our established strategy of disciplined and thoughtful de novo expansion into new markets, we opened an LPO in Lake Charles in the third quarter of 2017. We evaluated this move for 12–24 months prior to commencement of formal operations.

In April of 2018, after operating the LPO for approximately eight months, we closed it and opened a business-focused banking center in Lake Charles, the Lake Street Banking Center. The Lake Street Banking Center is located in a new office and retail development, and it utilizes a concierge-type service desk, rather than traditional teller lines and is the first of its kind for our company. We are actively scouting potential sites in Southwest Louisiana for the construction of a traditional full-service banking center, with complete ATM and drive-through capability.

Disciplined Acquisition Strategy

Our primary focus continues to be on organic expansion, however, we will identify and evaluate opportunities for strategic business acquisitions as they may arise. Our historic approach to potential acquisitions has been strategic and disciplined. Since inception, we completed two whole-bank acquisitions of institutions with customer-oriented, compatible philosophies and in desirable geographic areas. These acquisitions provided us the opportunity to expand the delivery of our relationship-driven brand of banking. The first acquisition in our bank’s history was the acquisition of Bank of Lecompte in 2003. This acquisition allowed us to further strengthen our foothold in the Central Louisiana market by adding two banking centers, approximately $38.9 million in total assets, and $33.0 million in deposits. Our second transaction in 2013, the acquisition of Fidelity Bancorp, Inc. and Fidelity Bank in Baton Rouge, Louisiana, was the catalyst for our expansion into the Baton Rouge metropolitan area. This acquisition provided us with five additional banking centers with approximately $120.5 million in total assets and $110.3 million in deposits. We will continue to emphasize organic expansion going forward, and we are not currently a party to any formal or informal acquisition arrangements. We will, however, carefully consider acquisition opportunities, primarily within the state of Louisiana, that we believe are consistent with our mission and which can provide opportunities for improved profitability and to gain market share.

Our Challenges

There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 24, and include, but are not limited to:

•	The geographic concentration of our markets in Louisiana makes us sensitive to adverse changes in the local economy;

•	As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions;

•	We rely heavily on our executive management team and other key employees, and we could be adversely affected by an unexpected loss of their service;

•	We face significant competition to attract and retain customers, which could impair our growth, decrease our profitability, or result in loss of market share;

•

Because a significant portion of our loan portfolio consists of real estate loans, negative changes in the economy affecting real estate values could impair the value of collateral securing our real estate loans and result in loan and other losses;

•	We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses;

•

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation, and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties;

•	An active, liquid market for our common stock may not develop or be sustained following this offering; and

•	The market price of our common stock may be subject to substantial fluctuations, which may make it difficult to sell shares at the volumes, prices, or times desired.

Recent Developments

Preliminary Selected Financial Results

The following tables contain selected preliminary unaudited financial information regarding our performance and financial position as of and for the periods indicated. For the period ended March 31, 2019, the amounts and results set forth below are what we expect to report; however, these are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to our preliminary estimates during the course of our preparation of condensed consolidated financial statements as of and for the three-month period ended March 31, 2019.

The following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our independent registered public accounting firm has not audited or reviewed the preliminary financial information, and as such, does not express an opinion with respect to this preliminary financial information.

	As of		Change from December 31, 2018 to March 31, 2019
	March 31, 2019	December 31, 2018	$ Change	% Change
	(Dollars in thousands)
Selected Period End Balance Sheet Data:
Total assets	$1,922,118	$1,860,588	$61,530	3.3%
Cash and due from banks	32,371	34,070	(1,699)	(5.0)
Interest-bearing deposits in other banks	145,593	117,836	27,757	23.6
Securities available-for-sale	319,353	307,877	11,476	3.7
Loans held for sale	2,210	2,904	(694)	(23.9)
Loans held for investment	1,349,181	1,328,438	20,743	1.6
Allowance for loan losses	13,101	12,524	577	4.6
Noninterest-bearing deposits	565,757	547,880	17,877	3.3
Interest-bearing deposits	1,125,377	1,097,703	27,674	2.5
Total deposits	1,691,134	1,645,583	45,551	2.8
Junior subordinated debentures	11,341	11,341	-	-
Total stockholders’ equity	202,184	193,703	8,481	4.4

	For the Three Months Ended March 31,		Increase (Decrease)
	2019	2018	$ Change	% Change
	(Dollars in thousands)
Selected Income Statement Data:
Interest and dividend income	$17,904	$15,572	2,332	15.0%
Interest expense	2,452	1,662	790	47.5

Net interest income	15,452	13,910	1,542	11.1
Provision for loan losses	526	411	115	28.0
Noninterest income	3,296	3,157	139	4.4
Operating expenses	11,158	10,307	851	8.3

Income before income tax	7,064	6,349	715	11.3
Income tax expense	1,368	1,118	250	22.4

Net income	$5,696	$5,231	465	8.9

Common stock cash dividends	$1,326	$1,009	317	31.4

	As of and for the Three Months Ended March 31,
	2019	2018
Per Common Share Data:
Earnings per share, basic	$0.86	$0.78
Earnings per share, diluted	0.85	0.77
Book value per share	30.46	26.64
Tangible book value per share	30.23	26.41
Cash dividends per share	0.20	0.15
Weighted average shares outstanding, basic	6,632,482	6,721,200
Weighted average shares outstanding, diluted	6,668,029	6,765,277
Summary Performance Ratios:
Return on average assets	1.24%	1.22%
Return on average equity	11.69	11.88
Net interest margin (FTE)	3.50	3.37
Efficiency ratio	59.52	60.39
Loans to deposits ratio	79.91	81.98
Noninterest income to average assets	0.72	0.74
Operating expense to average assets	2.43	2.40
Summary Credit Quality Ratios:
Nonperforming assets to total assets	0.34%	0.57%
Nonperforming loans to total loans	0.46	0.71
Allowance for loan losses to nonperforming loans	212.64	124.61
Allowance for loan losses to total loans	0.97	0.88
Net charge-offs to average loans outstanding	0.00	0.00
Capital Ratios:
Total stockholders’ equity to total assets	10.52%	10.16%
Tangible common equity to tangible assets	10.45	10.08
Total risk-based capital to risk-weighted assets	16.52	15.99
Tier 1 risk-based capital to risk-weighted assets	15.57	15.12
Common equity tier 1 capital to risk-weighted assets	14.78	14.28
Tier 1 risk-based capital to average assets	11.50	11.28

Performance Summary as of and for the Quarter Ended March 31, 2019

Overview

In the first quarter of 2019, the Company showed continued growth in total assets, higher profitability compared to the first quarter of 2018, and improved asset quality results. On January 14, 2019, we celebrated 20 years since Red River Bank opened for banking services. Also in the first quarter of 2019, we declared and paid a cash dividend of $0.20 per common share.

As part of our organic expansion plan, in November 2018, we purchased an existing banking center location in Covington, Louisiana (St. Tammany Parish), for future expansion. In the first quarter of 2019, we hired an experienced banker with extensive knowledge of the St. Tammany community to become our area president and, effective April 3, 2019, we opened a temporary loan production office in Covington. During the second quarter of 2019, we intend to remodel and update the banking center location purchased in 2018. While these renovations are being completed, we will operate from the LPO in a leased office a short distance from the permanent banking center. After the renovations are completed, which we expect will be in the third quarter of 2019, our plans are to close the LPO and shift our operations into the permanent, full-service banking center.

Comparison of Financial Condition as of March 31, 2019 and December 31, 2018

As of March 31, 2019, assets totaled $1.92 billion, which was $61.5 million, or 3.3% higher than total assets of $1.86 billion as of December 31, 2018. Within assets, loans increased by $20.0 million and securities increased by $11.5 million. The balance sheet growth was funded by a $45.6 million increase in deposits, which resulted in a 79.91% loan to deposit ratio as of March 31, 2019.

Loans increased $20.0 million, or 1.5%, to $1.35 billion as of March 31, 2019 from $1.33 billion at December 31, 2018. New loan origination activity was normal for the first quarter, and spread across all of our markets, with our newer markets experiencing the most growth. The loan portfolio was also impacted by problem loan pay downs, including a substandard energy loan that was paid off in full during the first quarter. Energy related credits were 2.6% of the loan portfolio as of March 31, 2019, compared to 2.9% as of December 31, 2018. The available-for-sale securities portfolio increased $11.5 million, or 3.7%, to $319.4 million as of March 31, 2019 from $307.9 million as of December 31, 2018. This increase is due to investing short-term liquid assets into higher yielding securities during the quarter. Deposits increased $45.6 million, or 2.8%, to $1.69 billion as of March 31, 2019 from $1.65 billion at December 31, 2018. Noninterest-bearing deposits increased by $17.9 million, or 3.3%, due to normal fluctuations in customer account balances. NOW accounts increased by $15.4 million, or 5.0%, with increases in Interest on Lawyers Trust Accounts (“IOLTA”) NOW balances and decreases in public entity NOW balances. IOLTA NOW balances were driven higher at the end of the first quarter due to a large legal settlement received by a law firm customer. These funds are expected to be reduced in the second quarter of 2019 as disbursements are made to third parties. The decrease in public entity NOW balances is a result of normal seasonal drawdowns as public entity customers distribute their year-end funds to other organizations. Noninterest-bearing deposits as a percentage of total deposits were consistent at 33.5% as of March 31, 2019 compared to 33.3% as of December 31, 2018. Stockholders’ equity increased $8.5 million to $202.2 million, as a result of $5.7 million of first quarter 2019 net income, a $3.9 million increase in accumulated other comprehensive income, partially offset by $1.3 million in cash dividends.

Asset quality levels improved in the first quarter of 2019 with positive activity related to other real estate owned. The nonperforming assets to assets ratio was 0.34% as of March 31, 2019 compared to 0.38% as of December 31, 2018. The net charge-off ratio for the quarter ended March 31, 2019 was 0.00%.

Comparison of Operating Results for the Three Months Ended March 31, 2019 and March 31, 2018

Net income for the three months ended March 31, 2019 was $5.7 million, an increase of $465,000, or 8.9% from $5.2 million for the three months ended March 31, 2018. The increase in net income was primarily due to increased net interest income partially offset by higher operating expenses. As a result of higher net income for the three months ended March 31, 2019, diluted earnings per share increased by $0.08, or 10.4%, to $0.85 from $0.77 for the three months ended March 31, 2018.

Net interest income increased by $1.5 million, or 11.1%, to $15.5 million for the three months ended March 31, 2019 from $13.9 million for the three months ended March 31, 2018. Net interest income improved as a result of a 13 basis point increase in the net interest margin, on a fully tax-equivalent basis, to 3.50% for the three months ended March 31, 2019 from 3.37% for the three months ended March 31, 2018, combined with a $114.9 million, or 6.9%, increase in average interest earning assets between the first quarter of 2019 and 2018. The net interest margin benefited from the higher interest rate environment in the first quarter of 2019 compared to the first quarter of 2018. The average yield on interest-earning assets for the three months ended March 31, 2019 was 4.03%, a 28 basis point increase from 3.75% for the three months ended March 31, 2018, while the average cost of deposits for the three months ended March 31, 2019 was 0.57%, 17 basis points higher from the 0.40% cost of deposits for the three months ended March 31, 2018.

The provision for loan losses for the three months ended March 31, 2019 was $526,000, an increase of $115,000, or 28.0%, from $411,000 for the three months ended March 31, 2018. The provision for loan losses increased primarily as a result of the growth of the loan portfolio. The allowance for loan losses to total loans ratio was 0.97% at March 31, 2019 compared to 0.88% at March 31, 2018.

Noninterest income increased $139,000, or 4.4%, to $3.3 million for the three months ended March 31, 2019 compared to $3.2 million for the three months ended March 31, 2018. The increase in noninterest income was mainly due to higher mortgage loan income, which was partially offset by lower deposit income. Mortgage loan income increased $168,000, or 48.6%, to $514,000 for the three months ended March 31, 2019 compared to $346,000 for the three months ended March 31, 2018 as a result of a higher number of mortgage loan applications in the first quarter of 2019. Deposit income decreased $174,000, or 14.5%, to $1.0 million for the three months ended March 31, 2019 compared to $1.2 million for the three months ended March 31, 2018. In the fourth quarter of 2018, a system change relating to overdraft processing on electronic transactions was made which resulted in lower deposit income in the first quarter of 2019. Management is evaluating other deposit fees to replace the decrease in deposit revenue.

Operating expenses increased $851,000, or 8.3%, to $11.2 million for the three months ended March 31, 2019 compared to $10.3 million for the three months ended March 31, 2018, mainly due to higher personnel and occupancy expenses. Personnel expenses increased $498,000, or 8.1%, to $6.6 million for the three months ended March 31, 2019 compared to $6.1 million for the three months ended March 31, 2018. As of March 31, 2019 and 2018, we had 321 and 309 full-time equivalent employees, respectively, an increase of 12 full time-equivalent employees. The increase in personnel was related to an increase in back office staff to support increasing volumes and to prepare to operate as a public company, as well as personnel for the Covington LPO. Occupancy expense increased $96,000, or 8.9%, to $1.2 million for the three months ended March 31, 2019 compared to $1.1 million for the three months ended March 31, 2018, due to new expenses in the Southwest Louisiana market related to the opening of a new banking center in the second quarter of 2018 and increased property and equipment expenses across the Company.

Corporate Information

Our principal executive offices are located at 1412 Centre Court Drive, Suite 402, Alexandria, Louisiana 71301, and our telephone number is (318) 561-5028. Our corporate Internet site is www.redriverbank.net. The information contained on or accessible from our corporate Internet site does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	573,320 shares

Common stock offered by the selling shareholders	26,680 shares

Underwriter overallotment	90,000 shares

Common stock outstanding after completion of the offering	7,210,246 shares

7,300,246 shares if the underwriters exercise their overallotment option in full

Use of proceeds	The net proceeds to us from the sale of our common stock in this offering will be $23.0 million, (or $26.8 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the underwriting discount and estimated offering expenses which are payable by us. We intend to use the net proceeds to us from this offering for general corporate purposes and investment in our bank subsidiary, which may include the support of our balance sheet growth, repayment of our junior subordinated debentures, the acquisition of other banks or financial institutions to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Use of Proceeds.”

Dividends	Prior to May 2018, we did not historically pay dividends. In May 2018, we paid our first cash dividend of $0.15 per common share (adjusted to give effect to the 2018 2-for-1 stock split), and in February 2019, we paid our second cash dividend of $0.20 per common share. Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our historical and projected financial condition, liquidity and results of operations; our capital levels and needs; any acquisitions or potential acquisitions that we are considering; contractual, statutory, and regulatory prohibitions and other limitations; general economic conditions; and other factors deemed relevant by our board of directors. See “Dividend Policy.”

Directed Share Program	At our request, the underwriters have reserved up to 68,181 shares of our common stock offered by this prospectus for sale, at the initial public offering price, to certain of our business associates and other persons designated by us who have expressed an interest in purchasing our common stock in this offering. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States under a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Nasdaq Global Select Market listing	Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “RRBI.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 24, for a discussion of factors that you should carefully consider before making an investment decision.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock;

•	does not attribute to any director, officer, or principal shareholder any purchases of shares of our common stock in this offering;

•	excludes 20,500 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted exercise price of $15.78 per share, as of April 3, 2019; and

•	gives effect to the 2018 2-for-1 stock split.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected historical consolidated financial information for each of the periods indicated. The historical financial information as of and for the years ended December 31, 2018 and 2017, except for the selected ratios, is derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial information as of and for the years ended December 31, 2016, 2015, and 2014, except for the selected ratios, is derived from our audited consolidated financial statements that are not included in this prospectus. Our historical results may not be indicative of our future performance.

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial information presented below contains financial measures that are not presented in accordance with generally accepted accounting principles (“GAAP”) and have not been audited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

	As of and for the Years Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Selected Period End Balance Sheet Data:
Total assets	$1,860,588	$1,724,264	$1,644,877	$1,492,702	$1,398,261
Cash and due from banks	34,070	29,819	27,588	19,297	24,403
Interest-bearing deposits in other banks	117,836	29,848	92,921	72,946	46,151
Securities available-for-sale	307,877	345,344	304,766	294,885	303,874
Securities held-to-maturity	-	8,991	10,193	11,310	15,373
Loans held for sale	2,904	1,867	3,146	3,604	8,007
Loans held for investment	1,328,438	1,247,666	1,146,675	1,032,597	943,530
Allowance for loan losses	12,524	10,895	10,544	9,511	8,798
Noninterest-bearing deposits	547,880	504,286	475,164	394,672	356,367
Interest-bearing deposits	1,097,703	1,021,699	997,725	936,129	893,179
Total deposits	1,645,583	1,525,985	1,472,889	1,330,801	1,249,546
Junior subordinated debentures	11,341	11,341	11,341	11,341	11,341
Total stockholders’ equity	193,703	178,103	151,823	142,380	129,160

Selected Income Statement Data:
Interest and dividend income	$66,886	$58,405	$54,256	$50,383	$48,327
Interest expense	7,649	6,560	6,430	6,271	6,433

Net interest income	59,237	51,845	47,826	44,112	41,894
Provision for loan losses	1,990	1,555	1,658	946	320
Noninterest income	14,531	12,714	12,902	11,736	10,226
Operating expenses	43,422	40,473	38,361	36,294	34,441

Income before income tax	28,356	22,531	20,709	18,608	17,359
Income tax expense	5,300	8,546	5,607	4,652	4,290

Net income	$23,056	$13,985	$15,102	$13,956	$13,069

Common stock cash dividends	$1,009	$-	$-	$-	$-

	As of and for the Years Ended December 31,
	2018	2017	2016	2015	2014
Per Common Share Data:
Earnings per share, basic	$3.43	$2.16	$2.37	$2.19	$2.05
Earnings per share, diluted	3.41	2.14	2.35	2.17	2.04
Book value per share(1)	29.23	26.50	23.86	22.28	20.27
Tangible book value per share(2)	28.99	26.27	23.62	22.03	20.00
Cash dividend per share	0.15	-	-	-	-
Weighted average shares outstanding, basic	6,716,943	6,483,958	6,378,568	6,382,411	6,364,007
Weighted average shares outstanding, diluted	6,756,102	6,526,828	6,416,708	6,417,083	6,393,835
Summary Performance Ratios:
Return on average assets	1.29%	0.82%	0.95%	0.95%	0.95%
Return on average equity	12.46	8.45	10.09	10.27	10.88
Net interest margin (FTE)(3)	3.44	3.20	3.21	3.23	3.32
Efficiency ratio(4)	58.86	62.69	63.17	64.99	66.08
Loans to deposits ratio	80.90	81.88	78.07	77.86	76.15
Noninterest income to average assets	0.81	0.74	0.81	0.80	0.75
Operating expense to average assets	2.43	2.37	2.42	2.47	2.51
Summary Credit Quality Ratios:
Nonperforming assets to total assets	0.38%	0.60%	0.36%	0.42%	0.40%
Nonperforming loans to total loans	0.49	0.83	0.49	0.57	0.55
Allowance for loan losses to nonperforming loans	192.71	104.90	187.56	162.47	169.65
Allowance for loan losses to total loans	0.94	0.87	0.92	0.92	0.93
Net charge-offs to average loans outstanding	0.03	0.10	0.06	0.02	0.03
Capital Ratios:
Total stockholders’ equity to total assets	10.41%	10.33%	9.23%	9.54%	9.24%
Tangible common equity to tangible assets(5)	10.34	10.25	9.14	9.44	9.13
Total risk-based capital to risk-weighted assets	16.55	15.91	14.56	14.73	14.90
Tier 1 risk-based capital to risk-weighted assets	15.62	15.06	13.69	13.86	14.00
Common equity tier 1 capital to risk-weighted assets	14.80	14.20	12.78	12.85	N/A
Tier 1 risk-based capital to average assets	11.40	11.21	10.04	10.12	9.88

(1)

We calculate book value per common share as total stockholders’ equity at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of the relevant period.

(2)

Tangible book value per common share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per common share. We calculate tangible book value per common share as total stockholders’ equity, less goodwill and other intangible assets, divided by the outstanding number of shares of our common stock at the end of the relevant period. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(3)	Net interest margin is shown on a fully taxable equivalent basis.

(4)	Efficiency ratio represents operating expense divided by the sum of net interest income and noninterest income.

(5)

Tangible common equity to tangible assets is a non-GAAP financial measure. The most directly comparable GAAP financial measure is total stockholders’ equity to total assets. We calculate tangible common equity as total stockholders’ equity, less goodwill and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets, less goodwill and other intangible assets, net of accumulated amortization. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes. We believe the risks described below are the risks that are material to us as of the date of this prospectus. Any of the following risks, as well as risks of which we are not now aware or currently deem immaterial, could materially and adversely affect our business, financial condition, and results of operations. If this were to happen, the price of our common stock could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

The geographic concentration of our markets in Louisiana makes us sensitive to adverse changes in the local economy.

We are a community banking franchise concentrated in Louisiana. As of December 31, 2018, 93.7% of our total loans (by dollar amount) were made to borrowers who reside or conduct business in Louisiana, and substantially all of our real estate loans are secured by properties located in Louisiana. A deterioration in local economic conditions or in the residential or commercial real estate markets could have an adverse effect on the quality of our loan portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, and the value of the collateral securing loans. If the population, employment, or income growth in any of our markets is negative or slower than projected, income levels, deposits, and real estate development could be adversely impacted. These consequences of a material deterioration in economic and business conditions in our local economy could have a material adverse effect on our business, financial condition, and results of operations.

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits, and investing in securities, are sensitive to general business and economic conditions in the U.S. The U.S. economy, as a whole, has improved moderately over the past several years. The business environment in which we operate continues to be impacted by uncertainty about the federal fiscal policymaking process. The medium and long-term fiscal outlook of the federal government and U.S. economy are concerns for businesses, consumers, and investors in the U.S. In addition, economic conditions in foreign countries, including global political hostilities, could affect the stability of global financial markets, which could hinder domestic economic growth. After a prolonged period of historically low interest rates, the past couple of years have seen a gradual uptick in both short-term, and, to a lesser extent, long-term interest rates. This impacts our ability to attract deposits and manage net interest margin. All of these factors could be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, and results of operations.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by an unexpected loss of their service.

Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate, and retain highly qualified senior and middle management and other skilled employees.

Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees. If we unexpectedly lose the services of one or more of our key personnel, we would also lose the benefit of their skills, knowledge of our primary markets, and years of industry experience. We may not be able to identify and hire qualified replacement personnel on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, and results of operations.

We face significant competition to attract and retain customers, which could impair our growth, decrease our profitability, or result in loss of market share.

We operate in the highly competitive banking industry and face significant competition for customers from bank and non-bank competitors in originating loans, attracting deposits, and providing other financial services. Our competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints. Because of their scale, many of these competitors can be more aggressive on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory, and technological changes; and the emergence of alternative sources for financial services, including financial technology or “fintech” companies.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect on our business, financial condition, and results of operations.

Interest rate shifts could reduce net interest income.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income. Net interest income represents the difference between the interest income we earn on loans, investments, and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Our interest sensitivity profile was asset sensitive as of December 31, 2018, meaning that we estimate our net interest income would increase more from rising interest rates than from falling interest rates. As of December 31, 2018, 19.4% of our earning assets and 4.6% of our interest-bearing liabilities had variable interest rates.

Interest rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder, and instability in domestic and foreign financial markets. Changes in the level of market interest rates affect our net yield on interest-earning assets, our cost of funds, and our loan origination volume. An increase in the general level of interest rates may, among other things, reduce the demand for loans and decrease loan repayment rates. A decrease in the general level of interest rates may, among other things, increase prepayments on our loan portfolio and increase competition for deposits. In light of these considerations, a failure to effectively manage our interest rate risk could have a material adverse effect on our business, financial condition, or results of operations.

A lack of liquidity could impair our ability to fund operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity.

Our most important source of funds is deposits. As of December 31, 2018, demand deposits were our largest deposit category with $547.9 million, or 33.3%, of total deposits. Savings, NOW, and money market deposits were $767.5 million, or 46.6%, of total deposits, and time deposits made up the remaining $330.2 million, or 20.1% of total deposits as of that date. Deposits from public entities are competitive. Their balances generally fluctuate during the year and banks are required to collateralize these deposits. As of December 31, 2018, our public entity deposits were $163.9 million, or 10.0% of total deposits. Historically, our deposits have provided a stable source of funds. However, deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. Even though a majority of our certificates of deposit renew upon maturity with what we believe are competitive rates, some of our more rate-sensitive customers may move those funds to higher-yielding alternatives. If our customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Our other primary sources of liquidity consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity to investors. As a secondary source of liquidity, we have the ability to borrow overnight funds from other financial institutions with whom we have a correspondent relationship. We also have the ability to borrow from the Federal Home Loan Bank of Dallas (“FHLB”). Historically, we have not utilized brokered or internet deposits to meet liquidity needs.

Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us, the financial services industry, or the economy in general. These factors may include disruptions in the financial markets or negative expectations about the industry’s prospects. Our access to funding sources could also be affected by regulatory actions against us, or by a decrease in the level of our business activity due to a downturn in the Louisiana economy or in economic conditions generally. A decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as meeting deposit withdrawal demands or repaying our borrowings. Any of these consequences could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, we may not be able to satisfy regulatory requirements or maintain adequate protection against financial stress.

Adequate levels of capital enhance the ability of a financial institution to withstand periods of financial stress. For this reason, we are subject to significant regulatory capital requirements. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions.

Red River Bank must satisfy ongoing regulatory capital requirements. Regulatory capital requirements could increase from current levels, which could require us to raise additional capital or reduce our operations. Even if we satisfy all applicable regulatory capital minimums, our regulators could ask us to maintain capital levels which are significantly in excess of those minimums. Our ability to raise additional capital depends on a number of factors, including without limitation our financial condition and performance, conditions in the capital markets, economic conditions, investor perceptions regarding the banking industry, and governmental activities. Many of these factors are beyond our control, and as such, there is no assurance we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital sufficient to meet regulatory requirements, we may not be able to withstand periods of financial stress and we could be subject to enforcement actions or other regulatory consequences. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Because a significant portion of our loan portfolio consists of real estate loans, negative changes in the economy affecting real estate values could impair the value of collateral securing our real estate loans and result in loan and other losses.

The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Real estate values in many Louisiana markets have experienced periods of fluctuation over the last five years. As of December 31, 2018, $964.5 million, or 72.6% of our total loans were secured by real estate as the primary component of collateral. We also make loans secured by real estate as a supplemental source of collateral. Real estate values and real estate markets are affected by many factors, such as changes in national, regional, or local economic conditions, the rate of unemployment, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature, such as hurricanes and other natural disasters. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Consequently, we could be required to increase our allowance for loan losses, adversely affecting profitability. As a result, such declines and losses could have a material adverse effect on our business, financial condition, and results of operations.

Our business may be adversely affected by credit risk associated with residential property.

As of December 31, 2018, $407.0 million, or 30.7% of our total loan portfolio, was secured by first liens on one-to-four family residential loans. One-to-four family residential loans are generally sensitive to regional and local economic conditions that significantly impact the borrowers’ ability to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values resulting from a downturn in the housing market in our market areas may reduce the value of the real estate collateral securing these types of loans and increase our risk of losses due to default. A downturn in the housing market coupled with elevated unemployment rates may also result in a decline in demand for our products and services.

In addition, interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for residential loans. At the same time, the marketability of the property securing a residential loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on residential loans as borrowers refinance their loans at lower rates. Losses or declines in profitability as a result of these potential negative events could have a material adverse effect on our business, financial condition, and results of operations.

Unauthorized access, cyber-crime, and other threats to data security may require significant resources, harm our reputation, and otherwise cause harm to our business.

In the ordinary course of our business, we necessarily collect, use, and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. Threats to data security such as unauthorized access and cyber-attacks, emerge and change rapidly. These threats may increase our costs for protection or remediation. They may also result in competing time constraints as between applicable privacy and other requirements and our ability to secure data in accordance with customer expectations.

It is difficult or impossible to defend against every risk posed by changing technologies and criminals’ intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists makes it increasingly difficult to prevent a security breach. Controls employed by our information technology department and our other employees and vendors could prove inadequate. We could also experience a breach due to circumstances such as intentional or negligent conduct on the part of employees or other internal sources, software bugs, or other technical malfunctions. Any of these threats may cause our customer accounts to become vulnerable to account takeover schemes or cyber-fraud. A breach of our security that results in unauthorized access to our data could expose us to disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines, significant increases in compliance costs, and reputational damage. Any of these consequences could have a material adverse effect on our business, results of operations, and financial condition.

A significant portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment, or other commercial collateral, the deterioration in value of which could expose us to credit losses.

As of December 31, 2018, approximately $275.9 million, or 20.8%, of our total loans were commercial loans collateralized, in general, by general business assets including, among other things, accounts receivable, inventory, and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single-loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property, such as equipment and inventory. These types of collateral may decline in value more rapidly than we anticipate, exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be exposed to volatile businesses or industries which are sensitive to commodity prices or market fluctuations, such as energy prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage. These events, in turn, may expose us to credit losses that could adversely affect our business, financial condition, and results of operations.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the U.S., generally, or in Louisiana, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs, and delinquencies could rise and require significant additional provisions for credit losses.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review, and administrative practices may not adequately reduce credit risk. Further, our credit administration personnel, policies, and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. A failure to effectively measure and limit our credit risk could result in loan defaults, foreclosures, and additional charge-offs. As a result, we may need to significantly increase our allowance for loan losses, which could adversely affect our net income. All of these consequences could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio.

We establish our allowance for loan losses and maintain it at a level considered adequate by management to absorb probable loan losses based on our analysis of our loan portfolio, our historical loss experience, and conditions within our markets. As of December 31, 2018, our allowance for loan losses totaled

$12.5 million, which represents approximately 0.94% of our total loans. The allowance for loan losses represents our estimate of probable losses in our loan portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified by us relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified by us. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of our loan portfolio, historical loss experience, and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating, and other conditions within our markets, as well as changes in the financial condition, cash flows, and operations of our borrowers. All of these factors are beyond our control, and such losses may exceed our current estimates.

Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced or than we anticipate. We may be required to make additional provisions for loan losses to further supplement our allowance for loan losses, due either to our management’s decision or as a regulatory requirement. In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs, which could have a material adverse effect on our business, financial condition, and results of operations.

Finally, the measure of our allowance for loan losses will be subject to new accounting standards. The Financial Accounting Standards Board has adopted a new accounting standard that will be effective for our first fiscal year ending December 31, 2020 including interim periods within that fiscal year. This new standard, referred to as Current Expected Credit Loss (“CECL”), will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which would likely require us to increase our allowance for loan losses. CECL will also greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. The CECL model likely will create more volatility in the level of our allowance for loan losses after it becomes applicable to us. Any increase in our allowance for loan losses or expenses incurred to determine the appropriate level of the allowance for loan losses could adversely affect our business, financial condition, and results of operations.

Our ability to maintain our reputation is critical to the success of our business.

Our business plan emphasizes relationship banking. As a result, our reputation is one of the most valuable components of our business. If our reputation is negatively affected by the actions of our employees or otherwise, our existing relationships may be damaged. We could lose some of our existing customers, including groups of large customers who have relationships with each other, and we may not be successful in attracting new customers. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production, and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Additionally, our operations could be interrupted if any of our third-party service providers experience financial difficulty, are inadvertently or intentionally negligent, are subject to cybersecurity breaches, terminate their services, or fail to comply with applicable banking regulations.

Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained, or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability. Any of these consequences could have a material adverse effect on our business, financial condition, and results of operations.

The markets in which we operate are susceptible to hurricanes and other natural disasters and adverse weather, which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from Louisiana markets that have been, and may continue to be, damaged by major hurricanes, floods, tropical storms, tornadoes, and other natural disasters. Natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. If the economies in our primary markets experience an overall decline as a result of adverse weather or other natural disasters, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies, and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair borrowers’ ability to repay their loans. Moreover, the value of real estate or other collateral that secures our loans could be materially and adversely affected by a natural disaster. A natural disaster could, therefore, result in decreased revenue and increased loan losses. All of these consequences could have a material adverse effect on our business, financial condition, and results of operations.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to other types of loans.

Our loan portfolio includes non-owner occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2018, our construction and development loans, non-owner occupied commercial real estate loans, and non-real estate secured loans financing commercial real estate activities totaled $289.4 million, or approximately 21.8% of our total loan portfolio and represented 137.0% of the Bank’s risk-based capital. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This projected income may be adversely affected by changes in the economy or local market conditions. Commercial real estate loans expose us to greater credit risk than loans secured by residential real estate because there are fewer potential purchasers for the commercial real estate collateral, which can make liquidation more difficult. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability. Any of these potential consequences could have a material adverse effect on our business, financial condition, and results of operations.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property.

Because we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment. We may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2018, we held approximately $646,000 in other real estate owned (“OREO”). This amount could increase in the future, depending upon the level of our real estate foreclosures and our ability to efficiently divest of the foreclosed OREO. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs, or size of the risks, associated with the ownership of real estate or writedowns in the value of OREO could have a material adverse effect on our business, financial condition, and results of operations.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO, and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. Because real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and personal property that we acquire through foreclosure and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO or personal property, and our allowance for loan losses may not reflect accurate loan impairments. These consequences could have a material adverse effect on our business, financial condition, and results of operations.

The amount of our nonperforming and classified assets may increase significantly, resulting in additional losses, costs, and expenses.

As of December 31, 2018, we had a total of approximately $7.1 million of nonperforming assets, or approximately 0.38% of total assets. Total loans classified as “substandard,” or “doubtful” as of December 31, 2018 were approximately $21.8 million, or 1.2% of total assets. An asset is generally considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or by any pledged collateral. Assets so classified must have a well-defined weakness(es) that jeopardize the liquidation of the debt. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable.”

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on OREO or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets also increases our risk profile, which may cause our regulators to require additional amounts of capital. Finally, nonperforming assets can take significant time and resources to resolve, causing the related costs of maintaining those assets to increase. These effects may be particularly pronounced in a market of reduced real estate values and excess inventory. Such losses and expenses due to any increase in nonperforming assets could have a material adverse effect on our business, financial condition, and results of operations.

Volatility in oil prices and downturns in the energy industry, particularly in Louisiana, could lead to increased credit losses in our loan portfolio.

Although we do not believe we have significant direct exposure to energy loans, we may have indirect exposure to energy prices, as some of our non-energy customers’ businesses may be affected by volatility with the oil and gas industry and energy prices. Prolonged or further pricing pressure on oil and gas could lead to increased credit stress with respect to those borrowers. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts such as job losses in industries tied to energy, lower borrowing needs, higher transaction deposit balances, or a number of other effects that are difficult to isolate or quantify, particularly in states with significant dependence on the energy industry like Louisiana. All of these potential consequences could have a material adverse effect on our business, financial condition, and results of operations.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.

A significant portion of our business development and marketing strategy is focused on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results. Any of these factors may impair a borrower’s ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management skills, talents, and efforts of one individual or a small group of individuals. The death, disability, or resignation of one or more of these people could have an adverse impact on the business and its ability to repay loans. If our small to medium-sized business customers are negatively impacted by general economic conditions or other adverse business developments, this, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

The fair value of our investment securities can fluctuate due to factors outside of our control.

Factors beyond our control can significantly influence the fair value of securities in our investment portfolio, potentially resulting in adverse changes to the portfolio’s fair value. These factors include, but are not limited to, rating agency actions related to the securities, defaults by the issuer or with respect to the underlying collateral, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any underlying collateral, and other relevant factors. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank’s banking center network, or de novo expansion. De novo expansion carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking center and successfully integrate and promote our corporate culture; poor market reception for de novo banking centers established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and additional strain on management resources and internal systems and controls. Failure to adequately manage these risks could have a material adverse effect on our business, financial condition, and results of operations.

Further, we may not be able to execute on more general aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. We may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth, or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking centers, and the consummation of acquisitions. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology, and governance infrastructure to accommodate expanded operations. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and earnings per common share may occur in connection with any future acquisition. Further, the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods. If we fail to implement one or more aspects of our expansion strategy, we may be unable to maintain our historical growth and earnings trends, which could have a material adverse effect on our business, financial condition, and results of operations.

New lines of business, products, product enhancements, or services may subject us to additional risks.

From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing, or marketing new lines of business, products, product enhancements, or services, we may invest significant time and resources. At the same time, we may not allocate the appropriate level of resources or expertise necessary to make these new efforts successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements, or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the ultimate implementation. Any new line of business, product, product enhancement, or service could also have a significant impact on the effectiveness of our system of internal controls. Consequently, our failure to successfully manage these types of development and implementation risks could have a material adverse effect on our business, financial condition, or results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. As we continue to grow, our success will be partially dependent upon our ability to address the needs of our customers and enhance operational efficiencies through the use of technology. We may experience operational challenges as we implement these new technology products or enhancements. As a result, we may not fully realize the anticipated benefits from our new technology, or we may incur significant costs to overcome related challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products, which would put us at a competitive disadvantage. Accordingly, we may lose customers seeking technology-driven products and services that we are not able to provide. Our inability to overcome any of these technological challenges could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

We could be subject to losses, regulatory action, or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees, and vendors.

In deciding whether and upon what terms to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, property appraisals, title information, employment, and income documentation, account information, and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to entering into the transaction. In addition, one or more of our employees could cause a significant breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations, or systems. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. We are often contractually required to indemnify counterparties for losses caused by a material misrepresentation, and a loan subject to a material misrepresentation is typically not marketable or, if sold, subject to repurchase. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

The borrowing needs of our customers may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2018, we had $243.1 million in unfunded credit commitments to our customers. Actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from alternative sources. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due. Such an inability to satisfy our obligations could have a material adverse effect on our business, financial condition, and results of operations.

Our financial results depend on management’s selection of accounting methods and certain assumptions and estimates.

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of related revenues and expenses. Certain accounting policies are inherently based to a greater extent on estimates, assumptions, and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally estimated. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments, and accounting for stock-based compensation. Management’s judgment and the data relied upon by management may be based on assumptions that prove to be inaccurate, particularly in times of market stress or other unforeseen circumstances. Even if the relevant factual assumptions are accurate, our decisions may prove to be inadequate or inaccurate because of other flaws in the design or use of analytical tools used by management. Any such failure in our process for producing accounting estimates and managing risks could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or subject us to regulatory scrutiny.

The use of statistical and quantitative models and other quantitative analyses is intrinsic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-

money laundering regulations are all examples of areas in which we are dependent on models and their underlying data. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual stress testing under the Dodd-Frank and Wall Street Consumer Protection Act of 2010 (“Dodd-Frank Act”) and the Comprehensive Capital Analysis and Review submissions, we currently utilize stress testing for capital and liquidity purposes and anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

We are subject to environmental liability risk associated with the real property that we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination. We may also be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any of these potential environmental liabilities could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to claims and litigation pertaining to intellectual property.

We rely on technology companies to provide information technology products and services necessary to support our day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations, and distracting to management. If we are found to infringe on one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions, and we participate in syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about one or more financial institutions, financial service companies, or the financial services industry generally, may lead to market-wide liquidity, asset quality, or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses, or defaults could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by the condition or performance of our third-party brokerage partners.

We are not registered with the Securities and Exchange Commission (“SEC”) as an investment advisor or broker-dealer. To provide a broader range of financial and investment services to our customers, we partner with third-parties who are licensed and registered to serve in those capacities. The investment products and services provided to our customers by virtue of these third-party channels generally are not insured by the Federal Deposit Insurance Corporation (“FDIC”). To the extent we direct our customers to these providers, or to the extent those providers deliver products and services to our customers via our delivery channels, we may have exposure for illegal, negligent, fraudulent, or other acts of these investment advisors and brokers. Although we seek to limit this exposure through clear disclosure, ongoing oversight, and through contractual provisions requiring indemnification, limitations of liability, insurance coverage, and other similar protections, those obligations may not always be enforceable, or our third-party service providers ultimately may not have sufficient financial strength to fully comply. Losses due to this exposure or our inability to effectively manage the related third-party risks may have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation, and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties.

We are subject to extensive regulation, supervision, and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the FDIC Deposit Insurance Fund, and the overall financial stability of the U.S. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that Red River Bank can pay to us, and that we can pay to our shareholders, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith efforts or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines, and other penalties, any of which could adversely affect our results of operations, capital base, and the price of our securities. Further, any new laws, rules, and regulations could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition, and results of operations.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, financial condition, or results of operations. Legislative and regulatory actions, including changes to financial regulation, may not occur on the timeframe that is expected, or at all, which could result in additional uncertainty for our business.

Current and past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, the Dodd-Frank Act significantly changed the regulation of financial institutions and the financial services industry. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry; impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures; and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Any such proposed legislative or regulatory change, including those that could benefit us, may not occur on the timeframe that is proposed, or at all, which could result in uncertainty for our business.

Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight, or change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads. These potential changes could expose us to additional costs, including increased compliance costs. They also may require us to invest significant management attention and resources to make necessary operational changes to comply. All of these events could have a material adverse effect on our business, financial condition, and results of operations.

Federal and state banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could result in regulatory action or penalties.

As part of the bank regulatory process, the FDIC, the Louisiana Office of Financial Institutions, and the Board of Governors of the Federal Reserve System (“Federal Reserve”) periodically conduct examinations of our business, including our compliance with laws and regulations. If, as a result of an examination, a federal or state banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or that we or Red River Bank were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our ability to pay dividends, to restrict our growth, to assess civil monetary penalties against us, Red River Bank, or our respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Red River Bank’s deposit insurance and place it into receivership or conservatorship. Any such regulatory action could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to stringent capital requirements, which may result in lower returns on equity, require us to raise additional capital, limit growth opportunities, or result in regulatory restrictions.

Red River Bank is subject to rules designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the international Basel Committee on Banking Supervision. The rules establish a regulatory capital standard based on common equity tier 1, increase the minimum tier 1 risk-based capital ratio, and impose a capital conservation buffer. As fully phased in on January 1, 2019, the capital conservation buffer effectively requires banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements set forth in Basel III. Failure to meet the capital conservation buffer will result in certain limitations on dividends, capital repurchases, and discretionary bonus payments to executive officers.

Our subsidiary, Red River Bank, is also subject to separate regulatory capital requirements imposed by the FDIC. If Red River Bank does not meet minimum capital requirements, it will be subject to prompt corrective action by the FDIC. Prompt corrective action can include progressively more restrictive constraints on operations, management, and capital distributions. Even if we satisfy the objectives of our capital plan and meet minimum capital requirements, it is possible that our regulators may ask us to raise additional capital. For example, banking organizations experiencing significant internal growth or making acquisitions are often expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Recently enacted legislation directs federal bank regulatory agencies to adopt a threshold for a community bank leverage ratio, which will be calculated by dividing tangible equity capital by average consolidated total assets. The bank regulatory agencies are required to set the threshold for the community bank leverage ratio within a range of not less than 8.0% and not more than 10.0%. If a “qualified community bank,” generally a depository institution or depository institution holding company with consolidated assets of less than $10.0 billion, has a community bank leverage ratio that exceeds the threshold, then that banking organization will be considered to have met all generally applicable leverage and risk-based capital requirements. The final regulations implementing this new capital regime have not yet been issued. If we qualify for this simplified capital framework, there can be no assurance exceeding the community bank leverage ratio threshold will provide adequate capital for our operations and growth, or an adequate cushion against increased levels of nonperforming assets or weakened economic conditions.

Increased regulatory capital requirements (and the associated compliance costs) whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may require us to raise additional capital, or impact our ability to repurchase shares of capital stock, pay dividends, or pay compensation to our executives, which could have a material adverse effect on our business, financial condition, results of operations, and the value of our common stock.

The Federal Reserve may require us to commit capital resources to support Red River Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under this “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to make a capital injection to Red River Bank if it experiences financial distress.

Such a capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or to raise additional equity capital to make the required capital injection. In the event of our bankruptcy, the bankruptcy trustee will assume any commitment by us to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of our general unsecured creditors, including the holders of any note obligations. Thus, our ability to secure borrowings for the purpose of making a capital injection to Red River Bank may be more difficult and expensive relative to other corporate borrowings. This, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

New activities and expansion require regulatory approvals, and failure to obtain them may restrict our growth.

We may complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution’s record of compliance under the Community Reinvestment Act (“CRA”), and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to open or sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to continue establishing de novo banking centers as a part of our organic growth strategy. De novo expansion and any acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking centers could have a material adverse effect on our business, financial condition, and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act, other anti-money laundering statutes and regulations and sanctions regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file reports such as suspicious activity and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by the Office of Foreign Assets Control (“OFAC”). If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties, and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have a material adverse effect on our business, financial condition, or results of operations.

We are subject to numerous “fair and responsible banking” laws designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory or lending practices by financial institutions. The Federal Trade Commission Act and the Dodd-Frank Act prohibit unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal and state agencies are responsible for enforcing these fair and responsible banking laws and regulations. A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation. Such actions could have a material adverse effect on our business, financial condition, and results of operations.

Failure by Red River Bank to perform satisfactorily on its CRA evaluations could make it more difficult for our business to grow.

The performance of a bank under the CRA in meeting the credit needs of its community is publicly disclosed and is a factor that must be taken into consideration when the federal banking agencies evaluate applications related to mergers and acquisitions, as well as banking center openings and relocations. If Red River Bank is unable to maintain at least a “Satisfactory” CRA rating, our reputation in the community may suffer. A rating of less than “Satisfactory” may also prevent us from completing acquisitions, opening new banking centers, and attracting or retaining public funds deposits. If Red River Bank receives an overall CRA rating of less than “Satisfactory,” the FDIC will not re-evaluate its rating until its next CRA examination, which may not occur for several more years. As such, the consequences of an adverse CRA determination can be protracted, and performance may not improve in the future. In light of these consequences, unsatisfactory CRA performance could result in a material adverse effect on our business, financial condition, and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans, increase our risk of liability with respect to such loans, increase the time and expense associated with the foreclosure process, or prevent us from foreclosing at all.

Certain federal, state, and local laws are intended to eliminate lending practices which are considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans, and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans. They also may cause us to reduce the average percentage rate or the points and fees on loans that we do make.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. While historically Louisiana has had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that Louisiana will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have a material adverse effect on our business, financial condition, and results of operations.

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect our ability to attract or retain high performing employees.

During the second quarter of 2016, the FDIC and other federal financial agencies jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1.0 billion or more in assets, such as us and Red River Bank. It cannot be determined at this time whether or when final rules will be adopted and whether compliance with such a final rule will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to retain and attract executives and other high performing employees. If this were to occur, relationships that we have established with our customers may be impaired and we may not be able to retain or attract talent, which could in turn adversely impact our business, financial condition, and results of operations.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance.

In response to the financial crisis and recession that began in 2008 and the enactment of the Dodd-Frank Act, the FDIC has increased deposit insurance assessment rates, which in turn raised deposit premiums for many insured depository institutions. If premiums are insufficient for the Deposit Insurance Fund to meet its funding requirements, special assessments or increases in deposit insurance premiums may be required. Further, if there are financial institution failures that affect the Deposit Insurance Fund, we may be required to pay higher FDIC premiums. Our FDIC insurance related costs were $518,000 for the year ended December 31, 2018, and $540,000 for the year ended December 31, 2017. Any future additional assessments, increases, or required prepayments in FDIC insurance premiums could adversely impact our earnings. This, in turn, could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital may have commercial real estate concentration risk and will be subject to further regulatory scrutiny with respect to their risk management practices for commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2018, we believe that we are in compliance with the regulatory guidance. However, increases in our commercial real estate lending, particularly as we expand into metropolitan markets, could subject us to additional supervisory analysis. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio, and we cannot predict the extent to which this guidance will impact our operations or capital requirements.

We are subject to laws regarding the privacy, information security, and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our operations and financial condition.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third party data service providers. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers, and other third parties). Various state and federal banking regulators and state governments have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory, or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer, and storage of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties, and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential, or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations, and investigations that could result in requirements to modify or cease certain operations or practices or incur significant liabilities, fines, or penalties, and could damage our reputation and otherwise have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by recent changes in U.S. tax laws and regulations.

Changes in tax laws contained in the Tax Reform Act, which was enacted in December 2017, include a number of provisions that will have an impact on the banking industry, borrowers, and the market for residential real estate. Included in this legislation was a reduction of the corporate income tax rate from 35.0% to 21.0%. In addition, other changes included: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for most proceeds borrowed under home equity loans, (iii) a limitation on the deductibility of business interest expense, and (iv) a limitation on the deductibility of property taxes and state and local income taxes.

The recent changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future. These changes could make it harder for borrowers to make their loan payments. They may have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses. This, in turn, would reduce our profitability, and could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to this Offering and an Investment in Our Common Stock

An active, liquid market for our common stock may not develop or be sustained following this offering.

Before this offering, there has been no established public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “RRBI”, an active, liquid trading market for our common stock may not develop or be sustained following this offering. The initial public offering price for our common stock was determined by negotiations between us, the selling shareholders, and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock. These are factors over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at volumes, prices, or times desired. Moreover, the lack of an established market could have an adverse effect on the value of our common stock.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult to sell shares at the volumes, prices, or times desired.

The market price of our common stock may be highly volatile, which may make it difficult for investors to resell shares at volumes, prices, or times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition, or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws or regulations affecting us;

•	the public reaction to our press releases, our other public announcements, and our filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	the number of securities analysts covering us;

•

publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	changes in market valuations or earnings of companies that investors deem comparable to us;

•	the trading volume of our common stock;

•	future issuances of our common stock or other securities;

•	future sales of our common stock by us or our directors, executive officers, or significant shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors and us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services; and

•	other news, announcements, or disclosures (whether by us or others) related to us, our competitors, our core market, or the financial services industry.

In particular, the realization of any of the risks described in this “Risk Factors” section of this prospectus could have a material adverse effect on the market price of our common stock, causing the value of any investment to decline. The stock market and, in particular, the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases has been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility could have an adverse effect on the market price of our common stock, which could make it difficult for investors to sell shares at volumes, prices, or times desired.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our articles of incorporation authorize us to issue up to 30,000,000 shares of common stock, 7,210,246 of which will be outstanding upon consummation of this offering (or 7,300,246 shares if the underwriters exercise their option to purchase additional shares in full). This number includes 600,000 shares that we and the selling shareholders are selling in this offering (or 690,000 shares if the underwriters exercise their option to purchase additional shares in full), which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (“Securities Act”). Our executive officers, directors, the selling shareholders, and certain other persons who beneficially own approximately 38.83% of the shares of our common stock prior to this offering including vested and unexercised stock options, have agreed not to sell any shares of our common stock for a period of 180 days from the date of the underwriting agreement, subject to certain exceptions. See “Underwriting.” Following the expiration of the applicable lock-up period, all of these shares will be eligible for resale under Rule 144 of the Securities Act, subject to compliance with our insider trading policies, any remaining holding period requirements and, if applicable, volume limitations. The remaining shares of common stock outstanding prior to this offering are not subject to lock-up agreements and substantially all of such shares have been held by our non-affiliates for at least one year and therefore may be freely sold by such persons upon the completion of this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

In addition, we may issue shares of our common stock or other securities as consideration for future acquisitions and investments and under compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisition or investment.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

Investors in this offering will experience immediate and substantial dilution, and future equity issuances could result in additional dilution, which could adversely affect the market price of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the tangible book value per share immediately prior to the completion of the offering. As a result of the offering, you will incur immediate dilution of $15.13 per share, representing the difference between the initial public offering price of $45.00 per share and our as adjusted tangible book value per share. Accordingly, if we were liquidated at our as adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”

In addition, we are generally not restricted from issuing additional shares of our common stock in the future. Our articles of incorporation authorize the issuance of up to the 30,000,000 common shares, subject to the shareholder approval rules of the Nasdaq Stock Market. We may issue additional shares of our common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings or in connection with future acquisitions. If we choose to raise capital by selling shares of our common stock, the issuance could have a dilutive effect on the holders of our common stock and could have a material adverse effect on the market price of our common stock.

Our directors and named executive officers have significant control over our business.

As of April 3, 2019, our directors and named executive officers beneficially owned an aggregate of 1,714,984 shares, or approximately 25.76%, of our issued and outstanding shares of common stock, including vested and unexercised stock options. Following the completion of this offering, our directors and named executive officers will beneficially own approximately 23.35% of our outstanding common stock including vested and unexercised stock options. Consequently, our management and board of directors may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets, and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return to investors.

We intend to use the net proceeds from the sale of shares in this offering, along with available cash, for general corporate purposes and investment in our bank subsidiary, which may include the support of our balance sheet growth, repayment of our junior subordinated debentures, the acquisition of other banks or financial institutions to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling shareholders. We have not specifically allocated the amount of net proceeds that will be used for these purposes, and our management will have broad discretion over how these proceeds are used and could spend the proceeds in ways with which investors may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans. This may have an adverse effect on our profitability, which will reduce the return on your investment. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets.

The rights of our common shareholders are generally subordinate to the rights of the holders of our debt securities and may be subordinate to the holders of any debt securities or preferred stock that we may issue in the future.

We have an aggregate of $11.3 million in indebtedness in the form of junior subordinated debentures. Our existing indebtedness is, and any future indebtedness that we may incur will be, senior to our common stock. As a result, we must make payments on our indebtedness before any dividends can be paid on our common stock, and, in the event of our bankruptcy, dissolution, or liquidation, the holders of our indebtedness must be satisfied in full before any distributions can be made to the holders of our common stock.

Although we have not historically issued shares of preferred stock, our board of directors has the authority to issue in the aggregate up to 1,000,000 such shares, and to determine the terms of each issue of preferred stock and any indebtedness, without shareholder approval. Accordingly, you should assume that any shares of preferred stock and any indebtedness that we may issue in the future will also be senior to our common stock. As a result, holders of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the market price of our common stock.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will face increased legal, accounting, administrative, and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly, and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, Dodd-Frank Act, the Public Company Accounting Oversight Board, and the Nasdaq Stock Market, each of which imposes additional reporting and other obligations on public companies. We expect these rules and regulations and changes in laws, regulations, and standards relating to corporate governance and public disclosure to increase legal and financial compliance costs and make some activities more time consuming and costly. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities and other strategic objectives. These increased costs and diversion of resources could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

We expect significant increases in accounting and other expenses related to our internal controls over financial reporting as a public company, and any deficiencies in our financial reporting or internal controls could adversely affect our business and the market price of our common stock.

As a public company, we will incur significant legal, accounting, insurance, and other expenses. Our compliance with the rules of the SEC and the Nasdaq Stock Market will result in increases to our legal and financial compliance costs and make some activities more time consuming and costly. For so long as we are an “emerging growth company” as defined in the JOBS Act, SEC rules will permit our Chief Executive Officer and Chief Financial Officer to certify the existence and effectiveness of our internal controls over financial reporting. However, beginning with the time we are no longer an “emerging growth company,” we will be required to engage an independent registered public accounting firm to audit and opine on the design and operating effectiveness of our internal controls over financial reporting. This process will require significant documentation of policies, procedures, and systems, and review of that documentation and testing of our internal controls over financial reporting by our internal auditing and accounting staff and an independent registered public accounting firm. Consequently, we may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. This process will also require considerable time and attention from management and may otherwise strain our resources, which, in turn, could prevent us from successfully implementing our business initiatives.

During the course of our evaluation, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. If any material weakness is identified, we may be required to include related disclosures in periodic reports we file with the SEC. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting is effective and would preclude our independent auditors from expressing an unqualified opinion on the effectiveness of our internal controls over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, may negatively affect the market price of our common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable and timely financial reports and to prevent fraud. In light of these considerations, deficiencies in our disclosure controls and procedures or internal controls over financial reporting could have a material adverse effect on our business, financial condition, and results of operations.

There are material limitations with making preliminary estimates of our financial results for the period ended March 31, 2019 prior to the completion of our and our auditors’ financial review procedures for such period.

The preliminary financial estimates contained in “Prospectus Summary — Recent Developments” are not a comprehensive statement of our financial results for the period ended March 31, 2019, and our auditors have not yet completed their review of such financial results. Our financial statements for the period ended March 31, 2019 will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. Our actual financial results for the period ended March 31, 2019 may differ materially from the preliminary financial estimates we have provided as a result of the completion of our financial closing procedures, final adjustments, and other developments arising between now and the time that our financial results for such periods are finalized. The preliminary financial data included herein has been prepared by, and are the responsibility of, management. Postlethwaite & Netterville, APAC, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary estimates. Accordingly, Postlethwaite & Netterville, APAC does not express an opinion or any other form of assurance with respect thereto.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, without limitation, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Investors may find our common stock less attractive if we rely on these exemptions, which may result in a less active trading market and increased volatility in our stock price.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. Although we paid our first cash dividend in May 2018 and paid our second cash dividend in February 2019, we have no obligation to continue paying dividends, and we may change our dividend policy at any time without notice to our shareholders. Our ability to pay dividends may also be limited on account of our outstanding indebtedness, as we generally must make payments on our junior subordinated debentures and our outstanding indebtedness before any dividends can be paid on our common stock. Also, because our primary earning asset is our investment in the capital stock of Red River Bank, we may become dependent upon dividends from the bank to pay our operating expenses, satisfy our obligations, and pay dividends on our common stock. Red River Bank’s ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, and other factors deemed relevant by its board of directors. There are numerous laws and banking regulations and guidance that limit our and Red River Bank’s ability to pay dividends. See “Dividend Policy” and “Supervision and Regulation.”

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws, each as amended and restated, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock;

•	do not provide preemptive rights to our shareholders;

•	enable our board of directors to issue “blank check” preferred stock with such designations, rights, and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	do not provide for cumulative voting in the election of directors;

•	enable our board of directors to amend our bylaws without shareholder approval;

•	require the request of holders of at least 25% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	establish an advance notice procedure for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares. See “Description of Capital Stock.”

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words, or such other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	business and economic conditions generally and in the financial services industry, nationally and within our local market areas;

•	government intervention in the U.S. financial system;

•	changes in management personnel;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	volatility and direction of market interest rates;

•	our ability to maintain important deposit customer relationships, our reputation, or to otherwise avoid liquidity risks;

•

factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

•	changes in the value of collateral securing our loans;

•	risks associated with system failures or failures to protect against cybersecurity threats, such as breaches of our network security;

•	deterioration of our asset quality;

•	the adequacy of our reserves, including our allowance for loan losses;

•	operational risks associated with our business;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control;

•	our ability to prudently manage our growth and execute our strategy;

•	compliance with the extensive regulatory framework that applies to us;

•	changes in the laws, rules, regulations, interpretations, or policies relating to financial institution, accounting, tax, trade, monetary, and fiscal matters;

•

the impact of recent and future legislative and regulatory changes, including the Tax Reform Act, the Economic Growth, Regulatory Relief and Consumer Protection Act (“Economic Growth Act”), and other changes in banking, securities, accounting, and tax laws and regulations, and their application by our regulators; and

•	other factors that are discussed in the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

The net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us will be approximately $23.0 million, or approximately $26.8 million if the underwriters elect to exercise in full the overallotment option. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

We intend to use the net proceeds to us from this offering for general corporate purposes and investment in our bank subsidiary, which may include the support of our balance sheet growth, repayment of our junior subordinated debentures (the terms of which are included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), the acquisition of other banks or financial institutions to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels.

We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategy. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements, or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets.

DIVIDEND POLICY

Prior to May 2018, we did not historically pay dividends. In May 2018, we paid our first cash dividend of $0.15 per common share (adjusted to give effect to the 2018 2-for-1 stock split), or $1.0 million in the aggregate, and in February 2019, we paid our second cash dividend of $0.20 per common share, or $1.3 million in the aggregate. Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our historical and projected financial condition, liquidity and results of operations; our capital levels and needs; any acquisitions or potential acquisitions that we are considering; contractual, statutory, and regulatory prohibitions and other limitations; general economic conditions; and other factors deemed relevant by our board of directors. We cannot assure you that we will continue to pay dividends to holders of our common stock in the future.

Dividend Restrictions

As a Louisiana corporation, we are subject to certain restrictions on dividends under the Louisiana Business Corporation Act (“LBCA”). Generally, a Louisiana corporation may pay dividends to its shareholders unless, after giving effect to the dividend, either: (1) the corporation would not be able to pay its debts as they come due in the usual course of business; or (2) the corporation’s total assets would be less than the sum of its total liabilities and the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the dividend.

Our status as a bank holding company also affects our ability to pay dividends in two additional ways. First, since we are a holding company with no material business activities of our own, our ability to pay dividends could become dependent upon the ability of Red River Bank to transfer funds to us in the form of dividends, loans, and advances. The Bank’s ability to pay dividends and make other distributions and payments to us is itself subject to various legal, regulatory, and other restrictions, and the present and future dividend policy of Red River Bank is subject to the discretion of its board of directors. Second, as a bank holding company, our payment of dividends must comply with the laws, regulations, and policies of the Federal Reserve. The Federal Reserve has issued a supervisory letter on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past four quarters, net of any dividends previously paid during that period, is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality, and overall financial condition. See “Supervision and Regulation” for more information about regulatory limitations that may affect Red River Bank’s and our ability to pay dividends.

Our ability to pay dividends may also be limited on account of our outstanding indebtedness. We have outstanding three series of junior subordinated debentures. We must make payments on our junior subordinated debentures before any dividends can be paid on our common stock. We would expect to be subject to similar restrictions with respect to any other indebtedness that we may incur in the future.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2018:

•	on an actual basis; and

•

on a pro forma basis, after giving effect to the net proceeds from the sale by us of 573,320 shares of our common stock in this offering (assuming the underwriters do not exercise the overallotment option) at the initial public offering price of $45.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted amount of total stockholders’ equity would increase by approximately $26.8 million, after deducting underwriting discounts and estimated offering expenses payable by us, and we would have 7,290,678 shares of our common stock issued and outstanding, as adjusted.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro Forma As Adjusted for Offering
	(Dollars in thousands)
Trust preferred securities:
Junior subordinated debentures, net(1)	$11,000	$11,000

Stockholders’ equity:
Common stock (no par value; 30,000,000 shares authorized; 6,627,358 shares issued and outstanding; and 7,200,678 shares issued and outstanding as adjusted)	41,094	64,045
Preferred stock (no par value; 1,000,000 shares authorized; no shares issued)	-	-
Retained earnings	160,115	160,115
Accumulated other comprehensive income (loss)	(7,506)	(7,506)

Total stockholders’ equity	$193,703	$216,654

Total capitalization	$204,703	$227,654

Capital ratios:
Total stockholders’ equity to total assets	10.41%	11.50%
Tangible common equity to tangible assets(2)	10.34%	11.43%
Total risk-based capital to risk-weighted assets(3)	16.55%	18.02%
Tier 1 risk-based capital to risk-weighted assets(3)	15.62%	17.11%
Common equity tier 1 capital to risk-weighted assets(3)	14.80%	16.30%
Tier 1 risk-based capital to average assets	11.40%	12.49%

(1)	Does not include $341,000 of common securities issued to the Company by three statutory business trusts in connection with the issuance of such junior subordinated debentures.

(2)

We calculate tangible common equity as total stockholders’ equity, less goodwill and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets, less goodwill and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

(3)	The pro forma capital ratios above assume that the proceeds of this offering are invested in 100.0% risk-weighted assets.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the as adjusted tangible book value per share of our common stock immediately following this offering. Tangible book value is equal to our total stockholders’ equity, less goodwill and other intangible assets. As of December 31, 2018, the tangible book value of our common stock was $192.2 million, or $28.99 per share.

After giving effect to the net proceeds from the sale by us of 573,320 shares of our common stock in this offering (assuming the underwriters do not exercise the overallotment option) at the initial public offering price of $45.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, the pro forma tangible book value of our common stock as of December 31, 2018 would have been approximately $215.1 million, or $29.87 per share. Therefore, this offering will result in an immediate increase of $0.88 in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $15.13 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 33.6% of the initial public offering price of $45.00 per share. Sales of shares by the selling shareholders will have no effect on the tangible book value of our common stock.

The following table illustrates the calculation of the amount of dilution per share as of December 31, 2018 that a purchaser of our common stock in this offering will incur given the assumptions above:

Initial public offering price per share		$45.00
Tangible book value per common share as of December 31, 2018	$28.99
Increase in tangible book value per common share attributable to this offering	$0.88

As adjusted tangible book value per common share after this offering		$29.87

Dilution in tangible book value per common share to new investors		$15.13

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma tangible book value per share after giving effect to this offering would be approximately $30.03 per share, and the dilution in pro forma as adjusted tangible book value per share to investors in this offering would be approximately $14.97 per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. To the extent that any of our officers or directors or any promoters, or any persons affiliated with any of the foregoing, participated in a prior offering of our common stock, these individuals paid the same price as all other participants in the offering. This information is presented on an as adjusted basis as of December 31, 2018, after giving effect to our sale of 573,320 shares of common stock in this offering (assuming the underwriters do not exercise the overallotment option) at the initial public offering price of $45.00 per share.

	Shares Purchased/Issued		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
	(Dollars in thousands, except per share data)
Existing shareholders as of December 31, 2018	6,627,358	92.0%	$41,094	(1)	61.4%	$6.20
New investors in this offering	573,320	8.0%	25,799		38.6%	45.00

Total	7,200,678	100.0%	$66,893		100.0%	$9.29

(1)	Represents $41.1 million in common stock.

Assuming no shares are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to 6,600,678, or approximately 91.7% of the total shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 600,000, or approximately 8.3% of the total shares of our common stock outstanding after this offering.

After giving effect to the sale of shares in this offering by us and the selling shareholders, if the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately 90.5% and our new investors would own approximately 9.5% of the total number of shares of our common stock outstanding after this offering.

The table and the two immediately preceding paragraphs above exclude 28,000 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $14.85 per share as of December 31, 2018. All such stock options have vested and are currently exercisable. To the extent that any of the foregoing options are exercised, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of April 3, 2019, there were approximately 514 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with the section entitled “Selected Historical Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, we conduct all of our material business operations through our wholly owned bank subsidiary, Red River Bank, and the discussion and analysis that follows primarily relates to activities conducted at the bank level.

Our principal business is lending to and accepting deposits from businesses, professionals, individuals, and public entities in our operating markets. We generate the majority of our revenue from interest earned on loans and investments, loan and deposit fees and service charges, and fees relating to the sale of mortgage loans and investment advisory services. We incur interest expense on deposits and other borrowed funds, as well as operating expense, such as salaries and employee benefits and occupancy expenses.

We intend for this discussion and analysis to provide the reader with information that will assist in understanding our business, results of operations, financial condition and financial statements, the changes in certain key items in our financial statements from period to period, and the primary factors that accounted for those changes.

Performance Summary for the Years Ended December 31, 2018, 2017, and 2016

2018 vs 2017

In 2018, our accomplishments included improving our profitability, returns on assets and equity, net interest margin, and asset quality; growing our balance sheet; paying our first cash dividend; executing a 2-for-1 stock split; expanding our banking center locations; and celebrating 20 years since the Company was founded. As a result of the Company’s financial performance and capital levels, we paid our first cash dividend of $0.15 per share (after giving effect for the 2018 2-for-1 stock split) in the second quarter of 2018. In early 2018, we closed the Lake Charles LPO in the Southwest Louisiana market and simultaneously opened a new business-focused banking center. In November 2018, the Bank purchased a property and an existing branch building in Covington, Louisiana (St. Tammany Parish), for future banking center expansion.

The Company achieved record net income of $23.1 million for the year ended December 31, 2018, which was $9.1 million, or 64.9%, higher than the $14.0 million for the year ended December 31, 2017. The increase in net income was primarily due to increased net interest income and the benefit of a lower federal income tax rate in 2018. As a result of higher income for the year ended December 31, 2018, diluted earnings per share increased by $1.27, or 59.3%, to $3.41 from $2.14 for the year ended December 31, 2017. Net interest income increased by $7.4 million, or 14.3%, to $59.2 million for the year ended December 31, 2018 from $51.8 million for the year ended December 31, 2017. Net interest income improved as a result of an increase in the net interest margin, on a fully tax-equivalent basis, to 3.44% for the year ended December 31, 2018 from 3.20% for 2017, combined with an $80.4 million, or 4.9%, increase in average interest-earning assets between 2018 and 2017. The Tax Reform Act, effective January 1, 2018, significantly lowered the U.S. corporate tax rate from a maximum overall rate of 35.0% to a 21.0% rate. The Company’s 2018 effective income tax rate was 18.7%. Asset quality trends were positive in 2018, as net charge-offs totaled only 0.03% for the year ended December 31, 2018, and the nonperforming assets to assets ratio was only 0.38% at year end 2018. Net charge-offs totaled 0.10% for the year ended December 31, 2017, and the nonperforming assets to assets ratio was 0.60% at year end 2017.

In December 2017, due to the Tax Reform Act, we revalued our deferred tax assets and liabilities and recorded an additional, one-time $2.2 million federal income tax expense. Net income and diluted earnings per share for the year ended December 31, 2017, adjusted for the additional federal income tax expense resulting from the adoption of the Tax Reform Act, were $16.2 million and $2.48, respectively. The following table presents our results of operations, and certain other financial metrics, as reported in accordance with GAAP and adjusted for the 2018 2-for-1 stock split, for the years ended December 31, 2018, 2017, and 2016. Also, the results of operations and financial metrics for the year ended December 31, 2017 have been adjusted for the additional federal income tax expense resulting from the adoption of the Tax Reform Act.

	For the Years Ended December 31,
	2018	2017		2016
	GAAP Actual	GAAP Actual: Including $2.2 million tax expense	Non-GAAP Adjusted: Excluding $2.2 million tax Expense	GAAP Actual
	(Dollars in thousands, except per share data)
Net income	$23,056	$13,985	$16,215	$15,102
Earnings per common share, diluted	$3.41	$2.14	$2.48	$2.35
Return on average assets	1.29%	0.82%	0.95%	0.95%
Return on average equity	12.46%	8.45%	9.80%	10.09%

Assets as of December 31, 2018 were $1.86 billion, a $136.3 million, or 7.9%, increase from $1.72 billion as of December 31, 2017. In 2018, loans and deposits had steady, organic growth with loans increasing 6.5% and deposits growing 7.8%, resulting in an 80.9% loan to deposit ratio as of December 31, 2018. Stockholders’ equity increased $15.6 million to $193.7 million, as a result of $23.1 million of 2018 net income, partially offset by $4.6 million in stock buybacks and $1.0 million in cash dividends.

2017 vs 2016

In 2017, our accomplishments included growing our balance sheet, completing a private placement stock offering, entering the Southwest Louisiana market, expanding our banking center network, and investing in digital banking channels. In the third quarter of 2017, we completed a private placement offering of our common stock, generating gross proceeds of $12.1 million. In this offering, we received total subscriptions to purchase approximately $21.7 million of our common stock, resulting in a $9.6 million oversubscription amount that was returned to prospective investors. The offering enabled us to expand our shareholder base in key Louisiana markets. We continued the execution of our organic growth strategy by opening an LPO in Lake Charles, Louisiana, and a new banking center in the Northwest Louisiana market. We also continued investing in digital banking channels to provide our customers with the option of having access to both electronic banking systems and knowledgeable, experienced bankers.

Net income for the year ended December 31, 2017 was $14.0 million, a decrease of $1.1 million, or 7.4%, from $15.1 million for the year ended December 31, 2016. The decrease in net income was primarily due to the impact of the Tax Reform Act, which became law on December 22, 2017. Higher income tax expense in

2017 was partially offset by increased net interest income. Diluted earnings per share for the year ended December 31, 2017 was $2.14, a decrease of $0.21 from $2.35 for the year ended December 31, 2016. The decrease in diluted earnings per share over this period was due to the decrease in net income and a 1.7% increase in average shares outstanding due from the stock offering.

Assets at December 31, 2017 were $1.72 billion, a $79.4 million, or 4.8%, increase from $1.64 billion at December 31, 2016. In 2017, loans held for investment increased by $101.0 million, or 8.8%, to $1.25 billion at December 31, 2017. The loan increase was due to organic loan growth, driven in part by an increase in lending officers and our entry into the Southwest Louisiana market. Deposits increased $53.1 million, or 3.6%, to $1.53 billion at December 31, 2017, compared to $1.47 billion at December 31, 2016, with noninterest-bearing deposits representing $29.1 million of the total increase. Stockholders’ equity increased $26.3 million to $178.1 million, primarily as a result of 2017 net income and gross offering proceeds of $12.1 million from the private placement offering completed in the third quarter of 2017.

Results of Operations for the Years Ended December 31, 2018, 2017, and 2016

Net Interest Income

Our operating results depend primarily on our net interest income. Fluctuations in market interest rates impact the yield on interest-earning assets and the rate paid on interest-bearing liabilities. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor: (1) yields on loans and other interest-earning assets; (2) the costs of deposits and other funding sources; (3) net interest spread; and (4) net interest margin. Since noninterest-bearing sources of funds, such as noninterest-bearing deposits and stockholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing funding sources.

2018 vs 2017

Net interest income for the year ended December 31, 2018 was $59.2 million compared to $51.8 million for the year ended December 31, 2017, an increase of $7.4 million, or 14.3%. The increase in net interest income was due to an $8.5 million, or 14.5%, increase in interest and dividend income slightly offset by a $1.1 million, or 16.6%, increase in interest expense. The higher net interest income was attributable to an improved asset mix with an increase in the loan portfolio and a decrease in lower yielding asset categories, resulting in an improved net interest margin.

When comparing average balances for 2018 to 2017, loans increased $127.6 million, or 10.8%, securities decreased $32.5 million, or 8.9%, noninterest-bearing deposits increased $38.2 million, or 7.5%, and interest-bearing deposits increased $24.5 million, or 2.4%. The increase in average loans outstanding was due to organic growth in the Northwest, Southeast, and Southwest Louisiana markets mainly relating to commercial and residential real estate loans. The increase in average deposits resulted from new account openings in all markets and by diversifying our public entity customer base with the addition of new public entity relationships and accounts.

Our net interest margin, on a fully tax-equivalent basis, was 3.44% for the year ended December 31, 2018 compared to 3.20% for the same period in 2017. The yield on loans increased 20 basis points to 4.42% for the year ended December 31, 2018 from 4.22% for the year ended December 31, 2017. The loan yield improved in the higher interest rate environment by obtaining higher rates on new loans than in previous years, combined with the benefit of a higher interest rate environment on variable rate loans. During 2018, the additional federal funds rate increases had a more pronounced effect on our variable rate loan portfolio than in prior years. For many variable rate loans, the increase can be attributed to the repriced loan rate surpassing the loan floor rate. Our loan beta (defined as the change in our average loan yield as a percentage of the change in the target federal funds rate) was approximately 31.0% for 2018 compared to 6.0% for 2017. In 2018, the average yield on taxable securities increased 23 basis points mainly due to the higher interest rate environment and new securities purchased having higher yields than the existing portfolio. The average yield on nontaxable securities decreased 15 basis points due to the sales, calls, and maturities of higher yielding nontaxable investment securities in 2018. On the liability side, due to the higher interest rate environment and significant increased competition for deposit accounts, we increased rates on interest-bearing transaction deposits and offered selected time deposit rate specials. This resulted in the cost of interest-bearing deposits increasing eight basis points to 0.69% for 2018 from 0.61% for 2017 and the total cost of deposits increasing five basis points to 0.45% for 2018 from 0.40% for 2017. We generated a deposit beta (defined as the change in our average cost of deposits as a percentage of the change in the target federal funds rate) of approximately 12.0% for 2018 compared to (2.0%) for 2017. Also, the rate paid on our junior subordinated debentures increased by 94 basis points to 4.92% for the year ended December 31, 2018 as a result of the higher interest rate environment.

2017 vs 2016

Net interest income for the year ended December 31, 2017 was $51.8 million compared to $47.8 million for the year ended December 31, 2016, an increase of $4.0 million, or 8.4%. The increase in net interest income was due to a $4.1 million, or 7.6%, increase in interest income slightly offset by a $130,000, or 2.0%, increase in interest expense. The higher net interest income was primarily attributable to increasing loan, security, and deposit balances, and maintaining a consistent net interest margin.

When comparing average balances for 2017 to 2016, loans increased $92.9 million, or 8.5%, securities increased $53.1 million, or 16.9%, noninterest-bearing deposits increased $73.3 million, or 16.9%, and interest-bearing deposits increased $25.0 million, or 2.5%. The increase in average loans outstanding was mainly due to organic growth in our Southeast and Northwest Louisiana markets. The increase in average deposits resulted from existing customers maintaining higher balances, significant new account openings in all markets, and the impact of strategic positioning within our public entity line of business.

Our net interest margin, on a fully tax-equivalent basis, was 3.20% for the year ended December 31, 2017 compared to 3.21% for the same period in 2016. The continued aggressive competition for quality loans coupled with a 17.5% variable rate portfolio muted the impact of the three 0.25% federal funds rate increases during 2017. In 2017, the average nominal yield on securities decreased 16 basis points due to the sales of some higher-yielding, tax-free municipal securities. On the liability side, the strength of our core deposit base enabled us to hold funding costs stable, while simultaneously growing deposit balances, all in spite of the rise in short-term market rates. Comparing 2017 to 2016, we increased average total deposit balances by $98.3 million while maintaining the cost of interest-bearing deposits consistent at 0.61% and decreasing the total cost of deposits from 0.42% to 0.40%.

The following table presents average balance sheet information, interest income, interest expense, and the corresponding average yields earned and rates paid for the years ended December 31, 2018, 2017 and 2016. Nonaccrual loans are included in the following table as loans carrying a zero yield.

	For the Years Ended December 31,
	2018			2017			2016
	Average Balance Outstanding	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans(1)	$1,312,078	$58,747	4.42%	$1,184,523	$50,608	4.22%	$1,091,605	$47,213	4.26%
Securities — taxable	277,337	5,624	2.03%	297,960	5,352	1.80%	220,462	3,938	1.79%
Securities — nontaxable	57,776	1,327	2.30%	69,702	1,711	2.45%	94,130	2,615	2.78%
Interest-bearing balances due from banks	58,558	1,154	1.97%	73,183	706	0.96%	94,324	467	0.49%
Nonmarketable equity securities	1,286	18	1.36%	1,253	14	1.13%	1,209	11	0.90%
Investment in trusts	341	16	4.83%	341	14	4.16%	341	12	3.47%

Total interest-earning assets	1,707,376	$66,886	3.86%	1,626,962	$58,405	3.55%	1,502,071	$54,256	3.54%

Allowance for loan losses	(11,713)			(11,101)			(10,001)
Noninterest earning assets	89,155			91,540			93,387

Total assets	$1,784,818			$1,707,401			$1,585,457

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing transaction deposits	$708,818	$2,735	0.39%	$666,367	$1,919	0.29%	$612,512	$1,631	0.27%
Time deposits	320,699	4,349	1.36%	338,672	4,165	1.23%	367,567	4,379	1.19%

Total interest-bearing deposits	1,029,517	7,084	0.69%	1,005,039	6,084	0.61%	980,079	6,010	0.61%
Junior subordinated debentures	11,341	558	4.92%	11,341	452	3.98%	11,341	394	3.47%
Other borrowings	191	7	3.66%	899	24	2.66%	578	26	4.50%

Total interest-bearing liabilities	$1,041,049	$7,649	0.73%	$1,017,279	$6,560	0.64%	991,998	$6,430	0.64%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	545,547			507,367			434,062
Accrued interest and other liabilities	13,124			17,307			9,730

Total noninterest-bearing liabilities:	558,671			524,674			443,792
Stockholders’ equity	185,098			165,448			149,667

Total liabilities and stockholders’ equity	$1,784,818			$1,707,401			$1,585,457

Net interest income		$59,237			$51,845			$47,826

Net interest spread(2)			3.13%			2.91%			2.90%
Net interest margin(3)			3.42%			3.14%			3.11%
Net interest margin FTE(4)			3.44%			3.20%			3.21%
Cost of deposits			0.45%			0.40%			0.42%
Cost of funds			0.45%			0.40%			0.43%

(1)	Includes average outstanding balances of loans held for sale of $2.9 million, $3.3 million and $4.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

(4)	In order to present pretax resulting yield on tax-exempt investments comparable to those on taxable investments, a fully tax-equivalent “FTE” adjustment (a non-GAAP measure) has been computed.

Rate/Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between periods to average balances outstanding in the earlier period. The change in interest due to volume has been determined by applying the rate from the earlier period to the change in average balances outstanding between periods. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Years Ended December 31, 2018 vs. 2017			For the Years Ended December 31, 2017 vs. 2016
	Increase (Decrease) Due to Change in		Total Increase (Decrease)	Increase (Decrease) Due to Change in		Total Increase
	Volume	Rate		Volume	Rate	(Decrease)
	(Dollars in thousands)
Interest income:
Loans	$5,391	$2,748	$8,139	$3,765	$(370)	$3,395
Securities — taxable	(324)	596	272	1,351	63	1,414
Securities — nontaxable	(314)	(70)	(384)	(646)	(258)	(904)
Interest-bearing balances due from banks	(118)	566	448	(107)	346	239
Nonmarketable equity securities	-	4	4	-	3	3
Investment in trusts	-	2	2	-	2	2

Total interest income	$4,635	$3,846	$8,481	$4,363	$(214)	$4,149

Interest expense:
Interest-bearing transaction deposits	$171	$645	$816	$143	$145	$288
Time deposits	(256)	440	184	(270)	56	(214)

Total interest-bearing deposits	(85)	1,085	1,000	(127)	201	74
Junior subordinated debentures	-	106	106	-	58	58
Other borrowings	(18)	1	(17)	(13)	11	(2)

Total interest expense	$(103)	$1,192	$1,089	$(140)	$270	$130

Increase (decrease) in net interest income	$4,738	$2,654	$7,392	$4,503	$(484)	$4,019

Provision for Loan Losses

The provision for loan losses is a charge to income necessary to maintain the allowance for loan losses at a level considered appropriate by management. Factors impacting the provision include loan portfolio growth, changes in the quality and composition of the loan portfolio, the level of nonperforming loans, delinquency and charge-off trends, and current economic conditions. As of December 31, 2018, the allowance for loan losses totaled $12.5 million, or 0.94% of loans held for investment compared to $10.9 million as of December 31, 2017, or 0.87% of loans held for investment. The provision expense for the year ended December 31, 2018 was $2.0 million, an increase of $435,000 from $1.6 million for the year ended December 31, 2017. In 2017, the provision expense decreased $103,000 from $1.7 million for the year ended December 31, 2016.

Noninterest Income

Our primary sources of recurring noninterest income are service charges on deposit accounts, debit card fees, fees related to the sale of mortgage loans, brokerage income from investment advisory services, and other loan and deposit fees. For the year ended December 31, 2018, noninterest income totaled $14.5 million, an increase of $1.8 million compared to $12.7 million for the year ended December 31, 2017. For the year ended December 31, 2017, noninterest income decreased $188,000 from $12.9 million for the year ended December 31, 2016. The decrease in 2017 was primarily attributable to a lower level of nonrecurring gains from sales of securities, as well as lower mortgage income. We experienced lower mortgage income in 2017 due to a higher interest rate environment and a decline in refinancing activity. In 2018 and 2017, noninterest income in our three main categories (service charges on deposit accounts, debit card income, and other loan and deposit income) increased due to higher account and transaction volumes and activity. The table below presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,		Increase (Decrease)		For the Years Ended December 31,		Increase (Decrease)

	2018	2017	2018 v. 2017		2017	2016	2017 v. 2016
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$4,582	$4,263	$319	7.5%	$4,263	$3,994	$269	6.7%
Debit card income, net	2,986	2,390	596	24.9%	2,390	2,281	109	4.8%
Mortgage loan income	2,107	1,966	141	7.2%	1,966	2,422	(456)	(18.8%)
Brokerage income	1,944	1,577	367	23.3%	1,577	1,562	15	1.0%
Loan and deposit income	1,359	1,121	238	21.2%	1,121	967	154	15.9%
Bank-owned life insurance	732	571	161	28.2%	571	611	(40)	(6.5%)
Gain on sale of investments	32	494	(462)	(93.5%)	494	1,035	(541)	(52.3%)
Other	789	332	457	137.7%	332	30	302	1,006.7%

Total noninterest income	$14,531	$12,714	$1,817	14.3%	$12,714	$12,902	$(188)	(1.5%)

Service Charges on Deposit Accounts.  We earn fees from our customers for deposit-related services. Service charges on deposit accounts were $4.6 million for the year ended December 31, 2018, an increase of $319,000 from the year ended December 31, 2017. Service charges also increased $269,000 in 2017 compared to 2016. These increases were mainly due to new deposit accounts being opened throughout our banking center network each year.

Debit Card Income, Net.  We earn interchange income related to our customers’ debit card usage which is offset by the costs of managing our debit card portfolio and processing debit card transactions. This income is driven by both the number of debit cards outstanding and the number of debit card transactions. In 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which required a change in the reporting of debit card expense, whereby debit card expense was reclassified from operating expense to debit card income in noninterest income. This change has been reflected in debit card income, net for 2018, 2017, and 2016.

Debit card income was $3.0 million for the year ended December 31, 2018, as compared to $2.4 million for the year ended December 31, 2017. For 2018, debit card income increased by $596,000 due to the issuance of additional cards, higher transaction volumes, a full year of revenue from our 2017 debit card branding agreement, and lower card issuance expense in connection with the completion of a mass debit card reissuance project.

For the year ended December 31, 2017, debit card income was $2.4 million compared to $2.3 million for the year ended December 31, 2016. The $109,000 increase in 2017 debit card income was the result of new deposit accounts opening resulting in new card issuance, higher transaction volume, improved interchange pricing with our card processor, and revenue from a new 2017 debit card branding agreement. These benefits were partially offset by a full year of expense relating to the mass reissuance of chip enabled debit cards which began in 2016.

Mortgage Loan Income.  We originate residential mortgage loans that are sold on the secondary market, generally on a servicing-released basis. For the year ended December 31, 2018, we originated $99.1 million of mortgage loans and generated $2.1 million of revenue on the sale of these loans. For the year ended December 31, 2017, we originated $96.8 million of mortgage loans and generated $2.0 million of revenue on sale. The 7.2% increase in mortgage loan income was due to a larger number and higher dollar volume of mortgage loans closed in 2018 as compared to 2017. Mortgage loan income decreased 18.8% in 2017 as compared to 2016. The 2017 decrease in mortgage loan income was primarily attributable to a decrease in transaction volume due to rising rates and an overall downturn in the mortgage industry.

Brokerage Income.  We offer a full range of investment products and services through Red River Bank’s investment group. Brokerage income comes from the fees generated from the sale and management of investment products, services, and assets under management. For the year ended December 31, 2018, the investment group had $1.9 million of brokerage income, which was 23.3% higher than brokerage income for the year ended December 31, 2017. Assets under management increased 16.6% to $492.6 million at December 31, 2018 from $422.6 million at December 31, 2017 due to the addition of new brokerage clients as well as additional funds invested by existing clients. We generated $1.6 million of brokerage income for both the years ended December 31, 2017 and 2016. Assets under management increased by $81.2 million, or 23.8%, to $422.6 million at December 31, 2017 as compared to $341.4 million at December 31, 2016. In 2017, assets under management increased, yet brokerage income remained consistent due to our transition to a more advisory, fee-based business structure from a transactional, commission-based model. The fee-based structure is lower yielding up front, but is expected to result in more consistent, predictable earnings going forward.

Operating Expense

Generally, operating expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships, and providing services. Operating expense also includes occupancy expenses, property and equipment depreciation, professional and regulatory fees, data processing expenses, and business development expenses.

For the year ended December 31, 2018, operating expense totaled $43.4 million, an increase of $2.9 million, or 7.3%, compared to $40.5 million for the year ended December 31, 2017. For the year ended December 31, 2017, operating expense increased by $2.1 million, or 5.5%, compared to $38.4 million for the year ended December 31, 2016. The following table presents, for the periods indicated, the major categories of operating expense:

	For the Years Ended December 31,		Increase (Decrease)		For the Years Ended December 31,		Increase (Decrease)

	2018	2017	2018 v. 2017		2017	2016	2017 v. 2016
	(Dollars in thousands)
Personnel expenses	$26,094	$23,742	$2,352	9.9%	$23,742	$22,751	$991	4.4%
Nonstaff expenses:
Occupancy and equipment expenses	4,500	4,241	259	6.1%	4,241	4,086	155	3.8%
Technology expenses	2,070	1,904	166	8.7%	1,904	1,661	243	14.6%
Business development expenses	1,889	1,936	(47)	(2.4%)	1,936	1,880	56	3.0%
Data processing expense	1,386	1,542	(156)	(10.1%)	1,542	1,453	89	6.1%
Other taxes	1,327	1,328	(1)	(0.1%)	1,328	1,137	191	16.8%
Loan and deposit expenses	852	1,060	(208)	(19.6%)	1,060	737	323	43.8%
Legal and professional expenses	1,422	1,081	341	31.5%	1,081	973	108	11.1%
Other	3,882	3,639	243	6.7%	3,639	3,683	(44)	(1.2%)

Total operating expense	$43,422	$40,473	$2,949	7.3%	$40,473	$38,361	$2,112	5.5%

Personnel Expenses.  Personnel salaries and benefits are the largest component of operating expense and include payroll expense, incentive compensation, benefit plans, health insurance, and payroll taxes.

Personnel expenses were $26.1 million for the year ended December 31, 2018, an increase of $2.4 million compared to $23.7 million for the year 2017. As of December 31, 2018 and 2017, we had 320 and 305 full-time equivalent employees, respectively, an increase of 15 full-time equivalent employees in 2018. The 2018 personnel expense increase was due primarily to the increase in full-time equivalent employees and their related benefit and payroll tax expenses.

Personnel expenses were $23.7 million for the year ended December 31, 2017, an increase of $991,000 compared to $22.8 million for the year 2016. As of December 31, 2017 and 2016, we had 305 and 295 full-time equivalent employees, respectively. The 2017 personnel expense increase was due primarily to staffing needed to open a new banking center in our Northwest Louisiana market and an LPO in our Southwest Louisiana market, as well as increased benefit plan expenses and payroll taxes, partially offset by lower insurance benefit expense.

Occupancy and Equipment Expenses.  Occupancy and equipment expenses were $4.5 million and $4.2 million for the years ended December 31, 2018 and 2017, respectively. The largest component of occupancy expense was fixed asset depreciation, which totaled $1.5 million for the year ended December 31, 2018. The increase of $259,000 in occupancy and equipment expenses for 2018 compared to 2017 was due to incurring a full year of expenses related to the 2017 purchase and opening of a new banking center in the Northwest Louisiana market and new expenses in the Southwest Louisiana market related to the opening of a new banking center and the closing of the LPO, both in 2018.

Occupancy and equipment expenses were $4.2 million and $4.1 million for the years ended December 31, 2017 and 2016, respectively. Depreciation expense totaled $1.4 million for the years ended December 31, 2017 and 2016. The increase of $155,000 in occupancy and equipment expenses for 2017 compared to 2016 was due to opening our new banking center in the Northwest Louisiana market, incurring a full year of expenses related to a new banking center opened in our Southeast Louisiana market in 2016, and a decrease in rental income as a result of the sale of a property located in our Southeast Louisiana market.

Technology Expenses.  Technology expenses were $2.1 million, $1.9 million and $1.7 million for the years ended December 31, 2018, 2017, and 2016, respectively. The $166,000 increase in 2018 was a result of the banking center network expansion, cybersecurity and information technology infrastructure enhancements, and other new hardware and software systems. The $243,000 increase in 2017 was due to investments in market expansion, loan origination and analysis platforms, cybersecurity services, and technology infrastructure.

Business Development Expenses.  Business development expenses include advertising, marketing, and community reinvestment expenses. Business development expenses have been consistent at $1.9 million for each of the years ended December 31, 2018, 2017, and 2016.

Data Processing Expense.  Red River Bank uses a data processing center for bank operations and data processing functions, which is owned by numerous banks. Data processing expenses are related to processing and maintaining banking products and core banking systems associated with loan and deposit relationships. Data processing expense decreased by $156,000 for the year ended December 31, 2018 to $1.4 million from $1.5 million for the year ended December 31, 2017. The 2018 decrease was mainly due to a one-time, nonrecurring $320,000 refund received from our data processing center as a result of their efficient management of data processing costs, which was partially offset by increasing account volumes. Data processing expense was $1.5 million for each of the years ended December 31, 2017 and 2016.

Other Taxes.  The largest component of other taxes is the State of Louisiana bank stock tax. The State of Louisiana does not assess income tax on banks located in Louisiana; rather, Louisiana banks pay a tax to their local cities and parishes based on their deposit and equity balances and the prior year’s net income. Other taxes were $1.3 million, $1.3 million, and $1.1 million for the years ended December 31, 2018, 2017, and 2016, respectively. Bank stock tax expense was consistent between 2018 and 2017 since the additional stock tax expense related to higher deposit account balances was offset by lower stock tax expense due to lower net income between the applicable tax years. Comparing 2017 to 2016, bank stock tax expense increased 16.8% due to having both higher deposit account balances and higher net income between the applicable tax years.

Income Tax Expense

The amount of income tax expense is influenced by the amounts of our pre-tax income, tax-exempt income, and other nondeductible expenses. Deferred tax assets and liabilities are reflected at currently enacted income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Our effective income tax rates have differed from the U.S. statutory rate due to the effect of tax-exempt income from loans, securities and life insurance policies, and the income tax effects associated with stock-based compensation.

For the year ended December 31, 2018, we had $5.3 million of income tax expense, which was $3.2 million, or 38.0%, lower than $8.5 million for the year ended December 31, 2017. The Company’s 2018 effective income tax rate was 18.7% compared to 38.0% for the year ended December 31, 2017. The decrease in the 2018 income tax expense and the effective tax rate was a result of 2017 including a $2.2 million additional, one-time, income tax expense for the revaluation of our deferred tax assets and liabilities due to the enactment of the Tax Reform Act, combined with the reduction of the U.S. corporate income tax rate to 21.0% for the year ended December 31, 2018 from 35.0% for the year ended December 31, 2017.

For the year ended December 31, 2017, we recognized income tax expense of $8.5 million compared to $5.6 million for the year ended December 31, 2016. Our effective tax rate for the year ended December 31, 2017 was 38.0% compared to 27.1% for the year ended December 31, 2016. The increase in income tax expense and the effective tax rate for the year ended December 31, 2017 was primarily due to an additional $2.2 million income tax expense in 2017 resulting from the Tax Reform Act. The revaluation of our deferred tax assets and liabilities resulted in an additional income tax expense of $2.2 million in 2017. Without the impact of the Tax Reform Act, income tax expense for the year ended December 31, 2017 would have been $6.3 million, an increase of 12.6% over the year ended December 31, 2016.

Financial Condition

General

As of December 31, 2018, total assets were $1.86 billion which was $136.3 million, or 7.9%, higher than total assets of $1.72 billion as of December 31, 2017. Within total assets, interest-bearing deposits in other banks increased by $88.0 million, loans held for investment increased by $80.8 million, and total investment securities decreased by $42.6 million in 2018. The balance sheet growth was funded by a $119.6 million increase in deposits in 2018.

Total assets increased by $79.4 million, or 4.8%, to $1.72 billion as of December 31, 2017, from $1.64 billion as of December 31, 2016. The increase in assets was primarily attributable to growth in total loans held for investment of $101.0 million, partially offset by a $60.8 million decrease in short-term liquid assets in 2017. The balance sheet growth was funded, in part, by a $53.1 million increase in deposits and an increase in equity in 2017.

Securities

Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. As of December 31, 2018, our securities portfolio was 16.8% of total assets. It is designed primarily to provide and maintain liquidity, generate a favorable return on investments without incurring unnecessary interest rate and credit risk, and complement our lending activities. Securities are classified as either available-for-sale or held-to-maturity within the portfolio. We invest in various types of liquid assets that are permissible under governing regulations, which include U.S. Treasury obligations, U.S. government agency obligations, certificates of deposit of insured domestic banks, mortgage-backed and mortgage-related securities, corporate notes having an investment rating of A or better, municipal bonds, and certain equity securities. We do not purchase noninvestment grade bonds or stripped mortgage-backed securities for the portfolio.

Total securities were $311.7 million as of December 31, 2018, a decrease of $42.6 million, or 12.0%, from $354.3 million as of December 31, 2017. Tax-exempt municipal securities represented 17.8% of our securities portfolio as of December 31, 2018. Investment activity during 2018 included $20.7 million of securities purchased during the year, offset by $5.3 million in sales and $53.9 million in maturities, prepayments, and calls. In addition, the portfolio experienced expected amortization of investment premiums and accretion of discounts during the year. The resulting net decrease in investments after this activity was primarily due to reinvesting the cash flows from the securities portfolio into the loan portfolio, as strong loan demand continued in 2018.

As of December 31, 2018, we held $307.9 million of available-for-sale securities, $0.0 held-to-maturity securities, and $3.8 million in equity securities. The December 31, 2017 held-to-maturity securities were reclassified to available-for-sale in the fourth quarter of 2018, thus allowing these securities to be available for liquidity purposes, if needed. At the time of the reclassification, the amortized cost of these securities was $7.7 million.

The $3.8 million in equity securities as of December 31, 2018 is an investment in the CRA Qualified Investment Fund which is managed by Community Capital Management, Inc. We invested in the CRA Qualified Investment Fund as part of our strategy to meet our obligations set forth by the Community Reinvestment Act, which encourages financial institutions to help meet the credit needs of their entire market area, including low and moderate income neighborhoods, consistent with safe and sound banking principles. Through this fund, mortgage-backed securities are purchased according to our allocations, with their underlying collateral located in our market areas, which strengthens our efforts in meeting our CRA obligations.

The securities portfolio yield was 2.07% for the year ended December 31, 2018 compared to 1.92% for the year ended December 31, 2017. The increase in yield for 2018, compared to 2017, was primarily due to the purchase of $20.7 million of securities at significantly higher yields than the existing portfolio yield at the time of the purchases. Another contributing factor to the increase in yield was the slowing of prepayment speeds of our amortizing securities that were owned at a premium. This had the effect of extending the average lives of these amortizing securities, lowering the amortization expense monthly, and thus increasing their yield. Additionally, we received prepayment penalties in the amount of $27,000, related to specific mortgage-backed securities, and this improved yield as well.

The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities may cause the average lives of the securities to be much different than the stated contractual maturity. During a period of rising interest rates, fixed rate mortgage-backed securities are not likely to experience heavy prepayments of principal, and, consequently, the average lives of these securities are typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated average lives of these securities. As of December 31, 2018, the average life of our securities portfolio was 4.1 years with an estimated effective duration of 3.2 years.

The carrying values of our securities classified as available-for-sale are adjusted for unrealized gain or loss, and any unrealized gain or loss is reported on an after-tax basis as a component of other comprehensive income in stockholders’ equity, while securities classified as held-to-maturity are carried at amortized cost. Equity securities, which includes a mutual fund, are carried at fair value on the balance sheet with periodic changes in value recorded through the income statement. As of December 31, 2018, the net unrealized loss of the available-for-sale securities portfolio was $9.5 million, or 3.0% of the total carrying value of the portfolio, as compared to a net unrealized loss of $6.8 million, or 1.9% of the total carrying value of the portfolio, as of December 31, 2017.

The fair value of our equity securities was $3.8 million with recognized losses of $85,000 for the year ended December 31, 2018. Prior to the 2018 adoption of ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10), mutual fund securities were included in available-for-sale securities.

The following tables summarize the amortized cost and estimated fair value of our securities by type as of the dates indicated. As of December 31, 2018, other than securities issued by U.S. government agencies or government sponsored enterprises, our securities portfolio did not contain securities of any one issuer with an aggregate book value in excess of 10.0% of our stockholders’ equity.

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$221,799	$11	$(7,122)	$214,688
U.S. agency securities	23,170	6	(261)	22,915
U.S. treasury securities	1,994	5	-	1,999
Municipal bonds	70,416	94	(2,235)	68,275

Total	$317,379	$116	$(9,618)	$307,877

Held-to-maturity:
Municipal bonds	$-	$-	$-	$-

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$240,374	$21	$(4,492)	$235,903
U.S. agency securities	40,213	13	(713)	39,513
Municipal bonds	67,573	107	(1,658)	66,022
Mutual fund securities	4,000	-	(94)	3,906

Total	$352,160	$141	$(6,957)	$345,344

Held-to-maturity:
Municipal bonds	$8,991	$232	$-	$9,223

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$170,088	$407	$(3,820)	$166,675
U.S. agency securities	31,642	1	(632)	31,011
Municipal bonds	105,875	803	(3,504)	103,174
Mutual fund securities	4,000	-	(94)	3,906

Total	$311,605	$1,211	$(8,050)	$304,766

Held-to-maturity:
Municipal bonds	$10,193	$458	$-	$10,651

The following table shows the fair value of available-for-sale securities which mature during each of the periods indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. The yields shown in the table indicate tax-equivalent projected book yields as of December 31, 2018.

	Amounts as of December 31, 2018 which mature
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$9	2.70%	$29,591	1.73%	$45,409	1.98%	$139,679	2.23%	$214,688	2.11%
U.S. agency securities	6,934	1.44%	9,348	2.67%	4,670	2.53%	1,963	2.81%	22,915	2.28%
U.S. treasury securities	-	0.00%	1,999	2.84%	-	0.00%	-	0.00%	1,999	2.84%
Municipal bonds	5,647	2.35%	10,084	2.26%	35,727	2.60%	16,817	3.51%	68,275	2.76%

Total securities available-for-sale	$12,590	1.85%	$51,022	2.05%	$85,806	2.27%	$158,459	2.37%	$307,877	2.27%

Loan Portfolio

Our loan portfolio is our largest category of earning assets, and interest income earned on our loan portfolio is our primary source of income. We maintain a diversified loan portfolio with a focus on commercial real estate, one-to-four family residential and commercial and industrial loans. As of December 31, 2018, total loans held for investment totaled $1.33 billion, an increase of $80.8 million, or 6.5%, compared to $1.25 billion at December 31, 2017. The increase was primarily due to growth in commercial and residential real estate loans in our Southeast, Southwest, and Northwest Louisiana markets. As of December 31, 2017, total loans held for investment increased $101.0 million, or 8.8%, compared to $1.15 billion as of December 31, 2016. The increase in 2017 was primarily due to organic growth in each of the major components of our loan portfolio resulting from increased marketing efforts, the addition of experienced lending officers, and entry into the Southwest Louisiana market. We do not expect any significant changes over the near term in the composition of our held for investment loan portfolio or in our emphasis on commercial real estate, one-to-four family residential, or commercial and industrial lending.

Total loans held for investment by category are summarized below as of the dates indicated:

	As of December 31,
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate:
Commercial real estate	$454,689	34.2%	$412,355	33.0%	$393,351	34.3%	$379,841	36.8%	$354,329	37.6%
One-to-four family residential	406,963	30.7%	375,536	30.1%	337,926	29.5%	298,234	28.9%	264,393	28.0%
Construction and development	102,868	7.7%	84,812	6.8%	77,155	6.7%	68,789	6.7%	53,569	5.7%
Commercial and industrial	275,881	20.8%	284,035	22.8%	248,448	21.7%	206,868	20.0%	205,220	21.7%
Tax-exempt	60,104	4.5%	62,776	5.0%	61,819	5.4%	51,816	5.0%	39,359	4.2%
Consumer	27,933	2.1%	28,152	2.3%	27,976	2.4%	27,049	2.6%	26,660	2.8%

Total loans held for investment	$1,328,438	100.0%	$1,247,666	100.0%	$1,146,675	100.0%	$1,032,597	100.0%	$943,530	100.0%

Total loans held for sale	$2,904		$1,867		$3,146		$3,604		$8,007

Commercial Real Estate Loans.  Commercial real estate loans are primarily made for commercial property that is owner occupied as well as commercial property owned by real estate investors. Real estate securing commercial real estate loans includes many property types, such as retail centers, nursing homes, offices and office buildings, medical facilities, warehouses, churches and related facilities, production facilities, and multifamily properties. Commercial real estate loans increased $42.3 million, or 10.3%, to $454.7 million as of

December 31, 2018 from $412.4 million as of December 31, 2017. In 2017, commercial real estate loans increased $19.0 million, or 4.8%, from $393.4 million as of December 31, 2016.

Non-owner occupied commercial real estate loans were $184.6 million, or 13.9% of total loans, and represented 87.4% of the Bank’s total risk-based capital as of December 31, 2018. The owner occupied and non-owner occupied components of the commercial real estate portfolio are summarized below.

Commercial Real Estate
	Owner Occupied		Non-Owner Occupied		Total
As of December 31,	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans
	(Dollars in thousands)
2018	$270,083	20.3%	$184,606	13.9%	$454,689	34.2%
2017	$241,153	19.3%	$171,202	13.7%	$412,355	33.0%
2016	$223,280	19.5%	$170,071	14.8%	$393,351	34.3%
2015	$218,688	21.2%	$161,153	15.6%	$379,841	36.8%
2014	$219,598	23.3%	$134,731	14.3%	$354,329	37.6%

One-to-Four Family Residential Loans.  One-to-four family residential loans are predominantly first lien mortgage loans secured by owner occupied one-to-four family residential properties. One-to-four family residential loans increased $31.4 million, or 8.4%, to $407.0 million as of December 31, 2018 compared to $375.5 million as of December 31, 2017. In 2017, one-to-four family residential loans increased $37.6 million, or 11.1%, compared to $337.9 million as of December 31, 2016.

Construction and Development Loans.  The construction and development portfolio includes loans to small and medium-sized businesses to construct owner occupied facilities, loans to developers of commercial real estate investment properties and residential developments, and, to a lesser extent, loans to individual clients for construction of single family homes. Construction and development loans increased $18.1 million, or 21.3%, to $102.9 million as of December 31, 2018 compared to $84.8 million as of December 31, 2017. In 2017, construction and development loans increased $7.6 million, or 9.9%, compared to $77.2 million as of December 31, 2016.

Commercial and Industrial Loans.  Commercial and industrial loans are made for a variety of business purposes, including, but not limited to, inventory, equipment, capital expansion, and working capital enhancement. Collateral typically includes a lien on general business assets including, among other things, accounts receivable, inventory, equipment, and available real estate. A personal guaranty is generally obtained from the borrower or principal. Commercial and industrial loans decreased $8.2 million, or 2.9%, to $275.9 million as of December 31, 2018, from $284.0 million as of December 31, 2017. The decrease was related to the successful sale of a borrower’s company in our Central Louisiana market, which resulted in an early payoff of the related loan. In 2017, commercial and industrial loans increased $35.6 million, or 14.3% from $248.4 million as of December 31, 2016.

Tax-Exempt Loans.  Tax-exempt loans are made to political subdivisions of the State of Louisiana including parishes, municipalities, utility districts, school districts, and development authorities. These loans are typically secured by and paid for by ad valorem taxes. Tax-exempt loans decreased $2.7 million, or 4.3%, to $60.1 million as of December 31, 2018 compared to $62.8 million as of December 31, 2017. In 2017, tax-exempt loans increased $957,000, or 1.6%, compared to $61.8 million as of December 31, 2016.

Consumer Loans.  Consumer loans are made to individuals for personal, family, and household purposes and include secured and unsecured installment and term loans. Consumer loans are offered as an accommodation to existing customers and not marketed to persons without a pre-existing relationship with us. Accordingly, this category of loans continues to comprise an insignificant portion of the total portfolio with limited growth.

Industry Concentrations.  As of December 31, 2018, there were no concentrations of loans within any single industry in excess of 10.0% of total loans held for investment as segregated by the North American Industry Classification System (“NAICS”). NAICS is an industry classification system used to categorize loans by the borrower’s type of business. Industry concentrations stated as a percentage of total loans held for investment as of December 31, 2018 are presented below:

2018
Healthcare	9.1%
Construction	5.4%
Retail trade	4.4%
Investor one-to-four family and multifamily	4.3%
Religious and other nonprofit	3.1%
Energy	2.9%
Public administration	2.7%
Finance and insurance	2.2%
Accommodation and food services	2.2%
Manufacturing	1.6%
All other	62.1%

Total loans held for investment	100.0%

Loan Portfolio Maturity Analysis

The maturity distribution for loans held for investment and the amount of such loans with fixed and floating interest rates are summarized below:

	As of December 31, 2018
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$76,003	$259,592	$119,094	$454,689
One-to-four family residential	37,041	97,006	272,916	406,963
Construction and development	55,148	40,504	7,216	102,868
Commercial and industrial	124,494	141,125	10,262	275,881
Tax-exempt	27	10,039	50,038	60,104
Consumer	7,534	19,225	1,174	27,933

Total loans held for investment	$300,247	$567,491	$460,700	$1,328,438

Fixed rate amount	$163,233	$494,385	$459,835	$1,117,453
Fixed rate percent	12.29%	37.22%	34.61%	84.12%
Variable rate amount	$137,014	$73,106	$865	$210,985
Variable rate percent	10.31%	5.50%	0.07%	15.88%

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and property acquired through foreclosures or repossession. Nonperforming loans include loans that are contractually past due 90 days or more and loans that are on nonaccrual status. Loans are considered past due when principal and interest payments have not been received as of the date such payments are due.

Loans are placed on nonaccrual status when management determines that a borrower may be unable to meet future contractual payments as they become due. When a loan is placed on nonaccrual status, uncollected accrued interest is reversed, reducing interest income, and future income accrual is discontinued. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Asset quality is managed through disciplined underwriting policies, continual monitoring of loan performance, and focused management of nonperforming assets. There can be no assurance, however, that the loan portfolio will not become subject to losses due to declines in economic conditions, deterioration in the financial condition of our borrowers, or a decline in the value of collateral.

Asset quality trends were positive in 2018. Our nonperforming assets to total assets ratio was 0.38% as of December 31, 2018 compared to 0.60% as of December 31, 2017. Total nonperforming assets decreased $3.3 million, or 31.4%, to $7.1 million as of December 31, 2018 from $10.4 million as of December 31, 2017. This decrease was mainly due to the receipt of $2.7 million in payments on nonperforming loans. Additionally, proceeds totaling $1.2 million were received from the sale of foreclosed assets acquired during the year, which was partially offset by an increase of $623,000 in foreclosed assets remaining in inventory. In 2017, total nonperforming assets increased $4.4 million, or 74.4% to $10.4 million from $6.0 million as of December 31, 2016.

Nonperforming loans and asset information is summarized below:

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Nonperforming loans:
Nonaccrual loans	$5,560	$9,444	$5,608	$5,550	$5,170
Accruing loans 90 or more days past due	939	942	14	304	16

Total nonperforming loans	6,499	10,386	5,622	5,854	5,186

Foreclosed assets:
Real estate	646	23	346	455	431
Other	-	-	-	-	-

Total foreclosed assets	646	23	346	455	431

Total nonperforming assets	$7,145	$10,409	$5,968	$6,309	$5,617

Troubled debt restructurings:(1)
Nonaccrual loans	$3,540	$4,497	$1,124	$1,580	$1,779
Accruing loans 90 or more days past due	-	$792	-	-	-
Performing loans	1,572	2,002	3,932	2,036	2,328

Total troubled debt restructurings	$5,112	$7,291	$5,056	$3,616	$4,107

Ratio of nonperforming loans to total loans held for investment(1)	0.49%	0.83%	0.49%	0.57%	0.55%
Ratio of nonperforming assets to total assets	0.38%	0.60%	0.36%	0.42%	0.40%

(1)	Troubled debt restructurings — nonaccrual and accruing loans 90 or more days past due are included in the respective components of nonperforming loans.

Nonaccrual loans decreased $3.9 million, or 41.1%, to $5.6 million as of December 31, 2018 compared to $9.4 million as of December 31, 2017. This decrease was due to the receipt of $2.7 million in payments and $1.2 million of collateral liquidations. The payments received were primarily attributable to a $1.3 million pay down of an energy commercial and industrial loan and a $1.1 million payoff of a commercial lot loan that was moved to nonaccrual status in 2017. Collateral liquidations included $900,000 related to a one-to-four family residential loan that was moved to nonaccrual status in 2017. Nonaccrual loans increased $3.8 million, or 68.4%, to $9.4 million as of December 31, 2017, compared to $5.6 million as of December 31, 2016. The increase in 2017 was attributable to the changes in status of a $2.4 million energy loan, a $1.1 million commercial lot loan, and a $900,000 one-to-four family residential loan.

Nonaccrual loans are summarized below by category:

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Nonaccrual loans by category:
Real estate:
Commercial real estate	$1,362	$1,171	$920	$3,697	$4,156
One-to-four family residential	424	1,821	752	1,191	265
Construction and development	55	1,143	204	583	684
Commercial and industrial	3,675	5,288	3,698	79	65
Tax-exempt	-	-	-	-	-
Consumer	44	21	34	-	-

Total nonaccrual loans	$5,560	$9,444	$5,608	$5,550	$5,170

Potential Problem Loans

From a credit risk standpoint, we classify loans in one of five categories: pass, special mention, substandard, doubtful, or loss. Loan classifications reflect a judgment about the risk of default and loss associated with the loans. Classifications are reviewed periodically and adjusted to reflect the degree of risk and loss believed to be inherent in each loan. The methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss). Loans classified as pass are loans with very low to acceptable risk levels based on the borrower’s financial condition, financial trends, management strength, and collateral quality. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If these weaknesses are not corrected, repayment possibilities for the loan may deteriorate. However, the loss potential does not pose sufficient risk to warrant substandard classification.

Loans classified as substandard have well defined weaknesses which jeopardize normal repayment of principal and interest. Prompt corrective action is required to reduce exposure and to assure adequate remedial actions are taken by the borrower. If these weaknesses do not improve, loss is possible. Loans classified as doubtful have well defined weaknesses that make full collection improbable. Loans classified as loss are considered uncollectible and charged off to the allowance for loan losses.

As of December 31, 2018, loans classified as pass were 96.7% of total loans and loans classified as special mention and substandard were 1.7% and 1.6%, respectively, of total loans. There were no loans as of December 31, 2018 classified as doubtful or loss. As of December 31, 2017, loans classified as pass were 96.3% of total loans and loans classified as special mention and substandard were 1.6% and 2.1%, respectively, of total loans. There were no loans as of December 31, 2017 classified as doubtful or loss.

Total loans held for investment are summarized below by risk category:

	As of December 31, 2018
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$439,580	$11,883	$3,226	$-	$-	$454,689
One-to-four family residential	402,864	1,992	2,107	-	-	406,963
Construction and development	101,754	375	739	-	-	102,868
Commercial and industrial	251,987	8,311	15,583	-	-	275,881
Tax-exempt	60,104	-	-	-	-	60,104
Consumer	27,729	44	160	-	-	27,933

Total loans held for investment	$1,284,018	$22,605	$21,815	$-	$-	$1,328,438

	As of December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$401,341	$4,534	$6,480	$-	$-	$412,355
One-to-four family residential	371,225	1,269	3,042	-	-	375,536
Construction and development	83,323	210	1,279	-	-	84,812
Commercial and industrial	254,346	13,651	16,038	-	-	284,035
Tax-exempt	62,776	-	-	-	-	62,776
Consumer	27,970	39	143	-	-	28,152

Total loans held for investment	$1,200,981	$19,703	$26,982	$-	$-	$1,247,666

Allowance for Loan Losses

The allowance for loan losses represents management’s best assessment of potential loan losses and risks inherent in the loan portfolio. It is maintained at a level estimated to be adequate to absorb these potential losses through periodic charges to the provision for loan losses. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all.

The allowance for loan losses is established in accordance with GAAP and consists of specific and general reserves. Specific reserves relate to loans classified as impaired. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the loan. Impaired loans include troubled debt restructurings and performing and nonperforming loans. Impaired loans are reviewed individually, and a specific allowance is allocated, if necessary, based on evaluation of either the fair value of the collateral underlying the loan or the present value of future cash flows calculated using the loan’s existing interest rate. General reserves relate to the remainder of the loan portfolio, including overdrawn deposit accounts, and are based on evaluation of a number of factors, such as current economic conditions, the quality and composition of the loan portfolio, loss history, and other relevant factors.

In connection with the review of the loan portfolio, risk elements attributable to particular loan types or categories are considered in assessing the quality of individual loans. Some of the risk elements considered include:

•

for commercial real estate loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements); operating results of the owner in the case of owner occupied properties; the loan-to-value ratio; the age and condition of the collateral; the volatility of income, property value, and future operating results typical of properties of that type;

•

for one-to-four family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability; the loan-to-value ratio; and the age, condition, and marketability of the collateral;

•

for construction and development loans, the perceived feasibility of the project, including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease; the quality and nature of contracts for presale or prelease, if any; experience and ability of the developer; and the loan-to-value ratio; and

•

for commercial and industrial loans, the debt service coverage ratio; the operating results of the commercial, industrial, or professional enterprise; the borrower’s business, professional, and financial ability and expertise; the specific risks and volatility of income and operating results typical for businesses in that category; the value, nature, and marketability of collateral; and the financial resources of the guarantor(s), if any.

The allowance for loan losses totaled $12.5 million, or 0.94%, of loans held for investment as of December 31, 2018. As of December 31, 2017, the allowance for loan losses totaled $10.9 million, or 0.87%, of loans held for investment. The ratio of net charge-offs to average loans held for investment decreased to 0.03% for the year ended December 31, 2018 versus 0.10% for the year ended December 31, 2017. Net charge-offs decreased $843,000 in 2018 primarily due to active monitoring of delinquent and problem loans and focused management of collection and workout processes. Additionally, for nonperforming loans that ultimately defaulted, the underlying collateral was valued at an amount generally sufficient to cover the outstanding balance, mitigating the need for charge-off. As of December 31, 2016, the allowance for loan losses totaled $10.5 million, or 0.92%, of loans held for investment. Net charge-offs increased $579,000 in 2017, primarily due to the partial charge-off of an energy loan.

The following table displays activity in the allowance for loan losses for the periods shown:

	As of and for the Years Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Total loans held for investment	$1,328,438	$1,247,666	$1,146,675	$1,032,597	$943,530

Average loans held for investment	$1,309,219	$1,181,208	$1,086,862	$983,362	$892,078

Allowance for loan losses at beginning of period	$10,895	$10,544	$9,511	$8,798	$8,773
Provision for loan losses	1,990	1,555	1,658	946	320
Charge-offs:
Real estate:
Commercial real estate	27	-	26	-	-
One-to-four family residential	4	181	240	5	111
Construction and development	-	101	206	-	-
Commercial and industrial	353	824	32	118	-
Tax-exempt	-	-	-	-	407
Consumer	353	353	281	288	297

Total charge-offs	737	1,459	785	411	815
Recoveries:
Real estate:
Commercial real estate	27	1	-	-	1
One-to-four family residential	187	73	13	31	1
Construction and development	-	-	-	-	1
Commercial and industrial	9	60	11	21	376
Tax-exempt	-	-	-	-	-
Consumer	153	121	136	126	141

Total recoveries	376	255	160	178	520
Net charge-offs	361	1,204	625	233	295

Allowance for loan losses at end of period	$12,524	$10,895	$10,544	$9,511	$8,798

Ratio of allowance for loan losses to total loans held for investment	0.94%	0.87%	0.92%	0.92%	0.93%
Ratio of net charge-offs to average loans held for investment	0.03%	0.10%	0.06%	0.02%	0.03%
Ratio of provision for loan losses to net charge-offs	551.25%	129.15%	265.28%	406.01%	108.47%

We believe the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above. Future provisions for loan losses are subject to ongoing evaluations of the factors and loan portfolio risks described above. A decline in market area economic conditions, deterioration of asset quality, or growth in portfolio size could cause the allowance to become inadequate and material additional provisions for loan losses could be required.

The following table displays the allocation of the allowance for loan losses among the loan classifications for the dates shown. The allocations shown below should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in the future will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan classification.

	As of December 31,
	2018		2017		2016		2015		2014
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$3,081	24.6%	$3,270	30.0%	$3,133	29.7%	$2,857	30.0%	$2,807	31.9%
One-to-four family residential	3,146	25.1%	3,099	28.5%	2,997	28.4%	3,183	33.5%	2,657	30.2%
Construction and development	951	7.6%	852	7.8%	675	6.4%	509	5.4%	415	4.7%
Commercial and industrial	4,604	36.8%	2,836	26.0%	3,005	28.5%	2,264	23.8%	2,326	26.5%
Tax-exempt	372	3.0%	432	4.0%	426	4.1%	380	4.0%	294	3.3%
Consumer	370	2.9%	406	3.7%	308	2.9%	318	3.3%	299	3.4%

Total allowance for loan losses	$12,524	100.0%	$10,895	100.0%	$10,544	100.0%	$9,511	100.0%	$8,798	100.0%

Deposits

Deposits are the primary funding source for loans and investments. We offer a variety of products designed to attract and retain consumer, commercial, and public entity customers. These products consist of noninterest and interest-bearing checking accounts, savings accounts, money market accounts, and time deposit accounts. Deposits are gathered from individuals, partnerships, corporations, and public entities located primarily in our market areas. We do not have any internet-sourced or brokered deposits.

Total deposits increased $119.6 million, or 7.8%, to $1.65 billion as of December 31, 2018 from $1.53 billion as of December 31, 2017. NOW accounts represented the largest category of growth, as our public entity growth and diversification strategies continued to produce positive results. For 2018, average public entity deposits were 8.9% of average total deposits. Noninterest-bearing demand deposits also were a significant contributor to deposit growth, driven by continued robust new retail checking account activity, as well as market share gains in our commercial and small business portfolios.

Total deposits increased $53.1 million, or 3.6%, to $1.53 billion as of December 31, 2017 from $1.47 billion as of December 31, 2016 due to robust new account openings in our banking centers, the addition of new commercial and private bankers in all of our markets, and existing customers holding higher balances. New account activity was driven in part by the closure of a number of competitors’ banking center locations within our primary markets. During 2017, our deposit growth was impacted by a strategic initiative to achieve greater diversification within our public entity client deposit base. We proactively engaged with our largest public entity depositors to rebalance their overall deposit bases among their various banking providers, resulting in a modest reduction in total deposits for these large clients at our institution. The implementation of this strategy resulted in a reduction in our large depositor concentration risk, enhanced the quality of our existing public entity client base, and created capacity for additional distinct public entity relationships. The $37.9 million decrease in time deposits in 2017 was in part due to this strategy. Our ratio of average public entity deposits to average total deposits was 8.1% for 2017 and 7.8% for 2016.

The following tables present our deposit mix as of the dates indicated and the dollar and percentage change between periods:

	December 31, 2018		December 31, 2017		Change from December 31, 2017 to December 31, 2018
	Balance	% of Total	Balance	% of Total	$ Change	% Change
	(Dollars in thousands)
Noninterest-bearing deposits	$547,880	33.3%	$504,286	33.0%	$43,594	8.6%
Interest-bearing deposits:
Money market accounts	358,575	21.8%	351,217	23.0%	7,358	2.1%
Time deposits <= $250,000	248,274	15.1%	257,047	16.9%	(8,773)	(3.4%)
Time deposits > $250,000	81,954	5.0%	62,790	4.1%	19,164	30.5%
NOW accounts	304,545	18.5%	255,309	16.7%	49,236	19.3%
Savings accounts	104,355	6.3%	95,336	6.3%	9,019	9.5%

Total deposits	$1,645,583	100.0%	$1,525,985	100.0%	$119,598	7.8%

	December 31, 2017		December 31, 2016		Change from December 31, 2016 to December 31, 2017
	Balance	% of Total	Balance	% of Total	$ Change	% Change
	(Dollars in thousands)
Noninterest-bearing deposits	$504,286	33.0%	$475,164	32.3%	$29,122	6.1%
Interest-bearing deposits:
Money market accounts	351,217	23.0%	324,330	22.0%	26,887	8.3%
Time deposits <= $250,000	257,047	16.9%	285,967	19.4%	(28,920)	(10.1%)
Time deposits > $250,000	62,790	4.1%	71,817	4.9%	(9,027)	(12.6%)
NOW accounts	255,309	16.7%	230,005	15.6%	25,304	11.0%
Savings accounts	95,336	6.3%	85,606	5.8%	9,730	11.4%

Total deposits	$1,525,985	100.0%	$1,472,889	100.0%	$53,096	3.6%

We manage our interest expense on deposits through a deposit pricing strategy that is based on competitive pricing, economic conditions, and current or anticipated funding needs. We adjust deposit rates in part based upon our anticipated funding needs and liquidity position. We also consider the potential interest rate risk caused by extended maturities of time deposits when adjusting deposit rates.

Our average deposit balance was $1.58 billion for the year ended December 31, 2018, an increase of $62.7 million, or 4.1%, from $1.51 billion for the year ended December 31, 2017. Prior to 2018, in our market areas, increasing short-term interest rates did not meaningfully impact our deposit rates. However, our markets experienced a shift in 2018 towards a higher deposit rate environment and a more competitive landscape for deposits generally. Therefore, during the year ended December 31, 2018, we increased most of our interest-bearing deposit rates; in addition, we periodically offered special time deposit programs. As a result, the average rate paid on interest-bearing deposits increased by 8 basis points to 0.69% and the average rate paid on all deposits increased by 5 basis points to 0.45% for the year ended December 31, 2018.

Our average deposit balance was $1.51 billion for the year ended December 31, 2017, an increase of $98.3 million, or 7.0%, from $1.41 billion for the year ended December 31, 2016. Despite the rising interest rate environment, the average rate paid on our interest-bearing deposits remained unchanged at 0.61% and the average rate paid on all deposits decreased from 0.42% for the year ended December 31, 2016 to 0.40% for the year ended December 31, 2017.

The following schedule reflects the classification of our average deposits and the average rate paid on each deposit category for the periods indicated:

	For the Years Ended December 31,
	2018		2017		2016
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$545,547	0.00%	$507,367	0.00%	$434,062	0.00%
Interest-bearing deposits:
Money market accounts	355,354	0.50%	343,187	0.42%	317,360	0.41%
Time deposits	320,699	1.36%	338,672	1.23%	367,567	1.19%
NOW accounts	250,865	0.34%	231,843	0.17%	215,655	0.11%
Savings accounts	102,599	0.10%	91,337	0.10%	79,497	0.10%

Total interest-bearing deposits	1,029,517	0.69%	1,005,039	0.61%	980,079	0.61%

Total average deposits	$1,575,064	0.45%	$1,512,406	0.40%	$1,414,141	0.42%

The following table presents the maturity distribution of our time deposits of $100,000 or more as of December 31, 2018:

December 31, 2018
(Dollars in thousands)
Three months or less	$31,300
Over three months through six months	33,155
Over six months through 12 months	70,921
Over 12 months through three years	52,975
Over three years	22,240

$210,591

Borrowings

Although deposits are our primary source of funds, we may from time to time utilize borrowings as a cost-effective source of funds when such borrowings can be invested at a positive interest rate spread, for additional capacity to fund loan demand, or to meet our asset/liability management goals.

The following table presents the outstanding balance of borrowings at the dates indicated:

	As of December 31,
	2018	2017	2016
	(Dollars in thousands)
Short-term borrowings	$-	$-	$-
Long-term borrowings:	-	-	-
FHLB long-term advances	-	182	415
Junior subordinated debentures	11,341	11,341	11,341

Total borrowings	$11,341	$11,523	$11,756

Hancock Whitney Bank Line of Credit.  We maintain a parent company revolving line of credit at Hancock Whitney Bank collateralized by 100.0% of the stock of Red River Bank. As of December 31, 2018, 2017, and 2016, total borrowing capacity was $6.0 million under this arrangement. The Company had no outstanding balances on this line during 2018, 2017, and 2016.

Federal Home Loan Bank Advances.  At the bank level, we utilize FHLB advances to manage short-term and long-term liquidity needs. As of December 31, 2018, 2017, and 2016, our total FHLB line availability was approximately $537.1 million, $481.3 million, and $427.0 million, respectively. This line is secured by a blanket floating lien on selected Red River Bank loans which meet FHLB collateral requirements. At various times, we may obtain letters of credit from the FHLB to support pledges for our public fund deposits. As of December 31, 2018, 2017, and 2016, we held unfunded letters of credit from the FHLB in the amounts of $109.5 million, $65.0 million and $22.0 million, respectively. As of December 31, 2017, we had $182,000 of FHLB advances which were paid off in 2018. As of December 31, 2018, 2017, and 2016, we had net borrowing capacity of $427.6 million, $416.1 million and $404.5 million, respectively, under this arrangement.

Other Borrowings.  We may also utilize federal funds from various correspondent banks as a source of short-term funding. As of December 31, 2018, 2017, and 2016 we had $95.0 million, $90.0 million and $100.0 million, respectively, in federal funds lines available from our third-party financial institutions. We had no outstanding balances on these lines as of December 31, 2018, 2017, and 2016.

Junior Subordinated Debentures

The Company has three wholly owned business trusts that were established for the purpose of issuing trust preferred securities. The trust preferred securities accrue and pay distributions periodically at specified quarterly rates as provided in each trust agreement. The trusts used the net proceeds from each of the offerings to purchase a like amount of our junior subordinated debentures. The debentures are the sole assets of the trusts. Our obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon maturity of the debentures, or upon earlier redemption as provided in the indentures. We have the right to redeem the debentures in whole or in part on or after specific dates at a redemption price specified in the indentures governing the debentures plus any accrued but unpaid interest to the redemption date. If the debentures are redeemed prior to maturity, redemption fees totaling approximately $12,000 will be incurred. Due to the extended maturity date of the trust preferred securities a portion of these instruments qualifies as Tier 1 capital under applicable regulatory capital rules.

The following table is a summary of the terms of our junior subordinated debentures as of December 31, 2018:

	Issuance Date	Maturity Date	Amount Outstanding	Rate Type	2018 Average Rate	Rate at December 31, 2018
	(Dollars in thousands)
Red River Statutory Trust II	May 28, 2003	May 28, 2033	$3,093	Variable(2)	5.43%	5.65%
Red River Statutory Trust III	April 20, 2005	June 15, 2035	3,093	Variable(3)	4.07%	4.30%
FBT Capital Trust I(1)	September 4, 2003	August 8, 2033	5,155	Variable(4)	4.96%	5.34%

Total			$11,341

(1)	On April 1, 2013, the Company assumed $5.0 million of floating rate junior subordinated debentures and FBT Capital Trust I in conjunction with the Fidelity Bancorp, Inc. acquisition.

(2)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 3.25%, with the last reprice date on December 27, 2018.

(3)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 1.97%, with the last reprice date on December 13, 2018.

(4)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 3.00%, with the last reprice date on October 30, 2018.

Liquidity

Liquidity involves our ability to raise funds to support asset growth and potential acquisitions or to reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements, and otherwise to operate on an ongoing basis and manage unexpected events. Management continually monitors our liquidity and non core dependency ratios to ensure compliance with targets established by the Bank’s Asset Liability Management Committee. For the years ended December 31, 2018 and December 31, 2017, liquidity needs were primarily met by core deposits, security and loan maturities, and cash flows from amortizing security and loan portfolios. While maturities and scheduled amortization of loans are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by market interest rates, economic conditions, and the competitive environment in which we operate.

Our most liquid assets are cash and short-term investments that include both interest-earning demand deposits and available-for-sale securities. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period. Access to purchased funds from correspondent banks and overnight advances from the FHLB and the Federal Reserve Bank of Atlanta are also available. Purchased funds from correspondent banks and overnight advances have been utilized on occasion to meet funding obligations, although we do not generally rely on these external funding sources. We maintain four federal funds lines of credit with commercial banks that provided for the availability to borrow up to an aggregate of $95.0 million and $90.0 million in federal funds for the years ended December 31, 2018 and December 31, 2017, respectively. There were no outstanding funds under these lines of credit as of December 31, 2018 and December 31, 2017.

Core deposits, which are total deposits excluding time deposits greater than $250,000, are a major source of funds used to meet cash flow needs. Maintaining the ability to acquire these funds as needed in each of our markets is vital to assuring our liquidity.

Our securities portfolio is another alternative source for meeting liquidity needs. Securities generate cash flow through principal payments and maturities, and they generally have readily available markets that allow for their conversion to cash. Certain investments within our securities portfolio are also used to secure specific deposit types, such as public funds, which impacts their liquidity. As of December 31, 2018, securities with a carrying value of $93.5 million, or 30.4% of the total securities portfolio, were pledged to secure public fund deposits as compared to securities with a carrying value of $148.3 million, or 42.9% of the total securities portfolio, similarly pledged as of December 31, 2017. This decrease of $54.8 million, or 37.0%, was primarily due to releasing $35.0 million in pledged collateral and substituting an FHLB letter of credit. The remaining decrease was the result of releasing excess collateral during 2018 that had accumulated for several public fund accounts.

Other sources available for meeting liquidity needs include FHLB advances, repurchase agreements, and other borrowings. FHLB advances may be used to meet short-term liquidity needs, particularly if the prevailing interest rate on an FHLB advance compares favorably to the rates that would be required to attract the necessary deposits. We had no borrowings from the FHLB as of December 31, 2018, compared to $182,000 as of December 31, 2017. This was the result of paying off the last remaining FHLB advance in December 2018.

Our primary source of funds is deposits, and our primary use of funds is the funding of loans. We invest excess deposits in interest-earning deposits at other banks, federal funds sold, the Federal Reserve, securities, or other short-term liquid investments until the deposits are needed to fund loan growth or other obligations. Our average loans, including average loans held for sale, increased $127.6 million or 10.8% for the year ended December 31, 2018 compared to the year ended December 31, 2017. Our average deposits increased $62.7 million or 4.1% for the year ended December 31, 2018 compared to the year ended December 31, 2017.

As of December 31, 2018, we had $231.5 million in outstanding commitments to extend credit and $11.6 million in commitments associated with outstanding standby letters of credit. As of December 31, 2017, we had $228.8 million in outstanding commitments to extend credit and $13.0 million in commitments associated with outstanding standby letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding commitments may not necessarily reflect the actual future cash funding requirements.

For the years ended December 31, 2018 and December 31, 2017, we had no exposure to known future cash requirements or capital expenditures of a material nature. As of December 31, 2018, we had cash and cash equivalents of $151.9 million compared to $59.7 million as of December 31, 2017. The increase of $92.2 million, or 154.6%, was primarily due to deposit growth outpacing loan growth and cash flows from the securities portfolio exceeding reinvestments.

Contractual Obligations

In the normal course of business, we enter into certain financial instruments, such as contractual obligations, commitments to extend credit, and letters of credit, to meet the financing needs of our customers. These commitments involve elements of credit risk, interest rate risk, and liquidity risk. Some instruments may not be reflected in the accompanying consolidated financial statements until they are funded, although they expose us to varying degrees of credit risk and interest rate risk in much the same way as funded loans.

The table below presents the funding requirements of our most significant financial commitments, excluding interest and purchase discounts, as of the date indicated:

	As of December 31, 2018
	Less than One Year	One to Three Years	Three to Five Years	Greater than Five Years	Total
	(Dollars in thousands)
Time deposits	$202,898	$87,626	$25,109	$14,595	$330,228
Limited partnership investment(1)	796	-	-	-	796
Operating lease obligations	568	596	77	-	1,241
Construction contract	334	-	-	-	334
Junior subordinated debentures	-	-	-	11,341	11,341

Total contractual obligations	$204,596	$88,222	$25,186	$25,936	$343,940

(1)

This commitment represents the amount we are obligated to contribute to an investment in a small business investment company limited partnership. The capital contributions may be required at any time, and are therefore reflected in the “Less Than One Year” category.

Off-Balance Sheet Items

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. The same credit policies used when making loans recorded on the balance sheet are used when making these commitments. The credit risk involved in issuing these commitments is essentially the same as that involved in issuing loans recorded on the balance sheet.

Commitments to extend credit are agreements to lend to customers if all conditions of the commitment are met. These commitments include revolving and nonrevolving credit lines and are primarily issued for commercial purposes. Commitments to extend credit generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions.

Credit related commitments by expiration date as of December 31, 2018 are summarized below. Since many of the commitments may expire unused, the amounts shown do not necessarily represent future cash requirements.

	As of December 31, 2018
	Less than One Year	One to Three Years	Three to Five Years	Greater than Five Years	Total
	(Dollars in thousands)
Commitments to extend credit	$175,071	$44,363	$7,913	$4,149	$231,496
Standby letters of credit	11,567	-	-	-	11,567

Total	$186,638	$44,363	$7,913	$4,149	$243,063

Regulatory Capital Requirements

Total stockholders’ equity as of December 31, 2018, was $193.7 million, compared to $178.1 million as of December 31, 2017, an increase of $15.6 million, or 8.8%. This increase was attributable to 2018 net income of $23.1 million, partially offset by $4.6 million in stock buybacks and $1.0 million in cash dividends.

Capital management consists of maintaining equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank holding company and bank levels. In May of 2018, the Economic Growth Act was enacted, which increased the asset threshold under the Federal Reserve’s Small Bank Holding Company Policy Statement from $1.0 billion to $3.0 billion. As of December 31, 2018, the Company was not subject to the consolidated regulatory capital requirements at the holding company level. As of December 31, 2018 and 2017, Red River Bank was in compliance with all applicable regulatory capital requirements, and was classified as “well capitalized,” for purposes of the prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents our regulatory capital ratios, as well as those for Red River Bank, at the dates indicated:

	As of December 31, 2018		As of December 31, 2017
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Red River Bancshares, Inc.
Total risk-based capital to risk-weighted assets	$223,187	16.55%	$203,763	15.91%
Tier 1 risk-based capital to risk-weighted assets	210,663	15.62%	192,868	15.06%
Common equity tier 1 capital to risk-weighted assets	199,663	14.80%	181,868	14.20%
Tier 1 risk-based capital to average assets	210,663	11.40%	192,868	11.21%

Red River Bank
Total risk-based capital to risk-weighted assets	$211,240	15.66%	$186,240	14.55%
Tier 1 risk-based capital to risk-weighted assets	198,716	14.73%	175,345	13.70%
Common equity tier 1 capital to risk-weighted assets	198,716	14.73%	175,345	13.70%
Tier 1 risk-based capital to average assets	198,716	10.76%	175,345	10.19%

The 2018 Economic Growth Act directs federal bank regulatory agencies to adopt a threshold for a community bank leverage ratio, which will be calculated by dividing tangible equity capital by average consolidated total assets. The bank regulatory agencies are required to set the threshold for the community bank leverage ratio within a range of not less than 8.0% and not more than 10.0%. If a “qualified community bank,” generally a depository institution or depository institution holding company with consolidated assets of less than $10.0 billion, has a community bank leverage ratio that exceeds the threshold, then that banking organization will be considered to have met all generally applicable leverage and risk-based capital requirements, including the Basel III capital requirements. The final regulations implementing the Economic Growth Act’s simplified capital framework and setting the threshold for the community bank leverage ratio have not yet been issued. Accordingly, we cannot yet predict with certainty whether the simplified capital framework will have any significant implications for us.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset-liability management policies provide management with guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our rate sensitivity position within our established policy guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage exposure to interest rates by structuring the balance sheet appropriately during the ordinary course of business. Additionally, from time to time if needed, we enter into derivatives to mitigate interest rate risk from specific transactions. As of December 31, 2018, 2017, and 2016, respectively, we did not have any derivatives.

We also have the ability to enter into interest rate swaps to mitigate interest rate risk in limited circumstances, but it is not our policy to enter into such transactions on a regular basis. We do not enter into instruments such as financial options, financial future contracts, or forward delivery contracts for the purpose of reducing interest rate risk. We are not subject to foreign exchange risk and our commodity price risk is immaterial, as the percentage of our agricultural loans to total loans was only 1.1% as of December 31, 2018.

Our exposure to interest rate risk is managed by Red River Bank’s Asset Liability Management Committee. The committee formulates strategies based on appropriate levels of interest rate risk and monitors the results of those strategies. In determining the appropriate level of interest rate risk, the committee considers the impact on both earnings and capital given the current outlook on interest rates, regional economies, liquidity, business strategies, and other related factors.

The committee meets quarterly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and economic values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans, and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits, and consumer and commercial deposit activity. We employ methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, as well as an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated into the model, as are prepayment assumptions and maturity data and call options within the securities portfolio. The average life of nonmaturity deposit accounts are based on assumptions developed from a nonmaturity deposit decay study, performed by our asset-liability management advisors, which calculates average lives using historic closure rates. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic growth models, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Our nonparallel rate shock model involves analysis of interest income and expense under various changes in the shape of the yield curve.

Internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10.0% for a 100 basis point shift and 15.0% for a 200 basis point shift. Internal policy regarding economic value at risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated fair value of equity for the subsequent one-year period should not decline by more than 20.0% for a 100 basis point shift and 25.0% for a 200 basis point shift.

The following table shows the impact of an instantaneous and parallel change in rates, at the levels indicated, and summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated.

	As of December 31, 2018		As of December 31, 2017
Change in Interest Rates (Basis Points)	% Change in Net Interest Income	% Change in Fair Value of Equity	% Change in Net Interest Income	% Change in Fair Value of Equity
+300	19.20%	7.10%	15.30%	2.30%
+200	12.90%	5.10%	10.30%	2.00%
+100	6.60%	3.00%	5.30%	1.60%
Base	0.00%	0.00%	0.00%	0.00%
-100	(6.60%)	(5.00%)	(5.30%)	(4.70%)
-200	(14.60%)	(13.40%)	(11.10%)	(13.30%)

The results above, as of December 31, 2018 and December 31, 2017, demonstrate that our balance sheet is asset sensitive, which means our assets have the opportunity to reprice at a faster pace than our liabilities, over the 12-month horizon. We have also found that, historically, deposit interest rates have changed more slowly than the change in the federal funds rate. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis, which is the process by which we measure the gap between interest rate-sensitive assets versus interest rate-sensitive liabilities. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and the application and timing of various management strategies and the slope of the yield curve.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession. Unlike many industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders’ equity.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. Certain financial measures used by management to evaluate our operating performance are discussed in this prospectus as supplemental non-GAAP performance measures. In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the U.S. in the statements of income, balance sheets, or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures, or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that are discussed in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how such other banking organizations calculate and name their financial measures similar to the non-GAAP financial measures discussed in this prospectus when comparing such non-GAAP financial measures.

We provide these measures in addition to, not as a substitute for, net income and earnings per share, which are reported in adherence to GAAP. Management and the board of directors review tangible book value per share and tangible common equity to tangible assets as part of managing operating performance. We believe that these non-GAAP performance measures, while not substitutes for GAAP net income, earnings per share, and total expenses, are useful for both management and investors when evaluating underlying operating and financial performance and its available resources.

Tangible Book Value Per Common Share.  Tangible book value per common share is a non-GAAP measure commonly used by analysts and investors to evaluate financial institutions. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in goodwill and intangible assets. We calculate tangible book value per common share as total stockholders’ equity, less goodwill and other intangible assets, divided by the outstanding number of shares of our common stock at the end of the relevant period. Goodwill and other intangible assets have the effect of increasing total book value while not increasing tangible book value. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

Tangible Common Equity to Tangible Assets.  Tangible common equity to tangible assets is a non-GAAP measure generally used by investors, financial analysts, and investment bankers to evaluate financial institutions. We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and assets while not increasing our tangible common equity or tangible assets. We calculate tangible common equity as total stockholders’ equity, less goodwill and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets, less goodwill and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common stockholders’ equity to total assets.

As a result of previous acquisitions, we have a small amount of goodwill. As of December 31, 2018, total goodwill was $1.5 million, which is less than 1.0% of total assets.

The following table reconciles, as of the dates set forth below, stockholders’ equity to tangible common equity, and assets to tangible assets, and presents related resulting ratios (2017 and prior years have been adjusted to give effect to the 2018 2-for-1 stock split).

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Tangible common equity
Total stockholders’ equity	$193,703	$178,103	$151,823	$142,380	$129,160
Adjustments:
Goodwill	(1,546)	(1,546)	(1,546)	(1,546)	(1,546)
Other intangibles	-	-	-	(31)	(153)

Total tangible common equity	$192,157	$176,557	$150,277	$140,803	$127,461

Common shares outstanding	6,627,358	6,721,146	6,362,910	6,390,210	6,372,910
Book value per common share	$29.23	$26.50	$23.86	$22.28	$20.27
Tangible book value per common share	$28.99	$26.27	$23.62	$22.03	$20.00

Tangible assets
Total assets	$1,860,588	$1,724,264	$1,644,877	$1,492,702	$1,398,261
Adjustments:
Goodwill	(1,546)	(1,546)	(1,546)	(1,546)	(1,546)
Other intangibles	-	-	-	(31)	(153)

Total tangible assets	$1,859,042	$1,722,718	$1,643,331	$1,491,125	$1,396,562

Total stockholder’s equity to total assets	10.41%	10.33%	9.23%	9.54%	9.24%
Tangible common equity to tangible assets	10.34%	10.25%	9.14%	9.44%	9.13%

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates that, due to the difficult, subjective, or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate.

Loans Held for Investment.  Loans that management has the intent and ability to hold, for the foreseeable future or until maturity or payoff, are held for investment and carried at their principal amount outstanding, net of deferred loan fees. Interest income on loans is accrued on the principal amount outstanding except for those loans that are classified as nonaccrual. Loan origination fees, net of certain direct costs, of $8,000 and $55,000 as of December 31, 2018 and 2017, respectively, are deferred and recognized over the estimated lives of the related loans as an adjustment to the loans’ effective yield.

Loans are placed on nonaccrual status when management determines that a borrower may be unable to meet future contractual payments as they become due or when such loans become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on nonaccrual, uncollected accrued interest is reversed, reducing interest income, and future income accrual is discontinued. Subsequent payments, if any, of interest and fees are applied as reductions to the loan’s outstanding principal balance. Once the principal balance of a loan placed on nonaccrual has been fully recovered, subsequent payments received are recognized as income on a cash basis. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is charged-off to the allowance for loan losses in full when management is relatively certain that principal and interest will be uncollectible. Management may elect to partially charge off a loan to adjust the principal balance to the net realizable value of the collateral that secures the loan. When a partial charge-off is made, the remaining balance of the loan is placed on nonaccrual. Recoveries of amounts previously charged-off, if any, are credited to the allowance for loan losses until the principal balance of the loan is fully recovered. Any subsequent payments are recognized as income.

Allowance for Loan Losses.  The allowance for loan losses provides for known and inherent losses in the loan portfolio based upon management’s best assessment of the loan portfolio at each balance sheet date. It is maintained at a level estimated to be adequate to absorb potential losses through periodic charges to the provision for loan losses.

The allowance for loan losses consists of specific and general reserves. Specific reserves relate to loans classified as impaired. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the loan. Impaired loans include troubled debt restructurings, and performing and nonperforming loans. Impaired loans are reviewed individually and a specific allowance is allocated, if necessary, based on evaluation of either the fair value of the collateral underlying the loan or the present value of future cash flows calculated using the loan’s existing interest rate. General reserves relate to the remainder of the loan portfolio, including overdrawn deposit accounts, and are based on evaluation of a number of factors, such as current economic conditions, the quality and composition of the loan portfolio, loss history, and other relevant factors.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers’ ability to honor their contractual repayment obligations is dependent on changing economic conditions. Because of the uncertainties associated with economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of loan losses in the loan portfolio and the amount of the allowance needed may change in the future. The determination of the allowance for loan losses is, in large part, based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In situations where the repayment of a loan is dependent on the value of the underlying collateral, an independent appraisal of the collateral’s current market value is customarily obtained and used in the determination of the allowance for loan loss.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. Also regulatory agencies, as an integral part of their examination process, periodically review management’s assessments of the adequacy of the allowance for loan losses. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

Loans Held for Sale.  Residential mortgage loans originated and intended for sale are carried at the lower of cost or estimated fair value on an individual basis. These mortgage loans are pre-sold prior to funding. Therefore, management believes there to be minimal risk of loss associated with these assets.

Foreclosed Assets.  Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. The balance of foreclosed assets was $646,000 and $23,000 as of December 31, 2018 and 2017, respectively.

Income Tax Accounting.  The provision for income tax is based on taxes payable or receivable for the current year and deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in our financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. We have adopted the provisions of accounting guidance related to accounting for uncertainty in income taxes. This interpretation clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company’s financial statements when it is more likely than not that the position will be sustained based on technical merits. We recognize interest and penalties on income taxes as a component of income tax expense. The effect on deferred tax assets of a change in tax rate is recognized in income as part of income tax expense for the period that includes the enactment date. As a result of the enactment in 2017 of the Tax Reform Act, deferred tax assets and liabilities have been measured as of December 31, 2018 and 2017 using the 21.0% corporate tax rate.

Recent Accounting Pronouncements

ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.  This ASU eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.  The amendments expand the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, which were previously excluded. The amendments will align the accounting for share-based payments to nonemployees and employees more similarly. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We adopted this standard in 2018, and it did not have a material impact on our consolidated financial statements.

ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.  The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Act. Since these amendments only relate to the reclassification of the income tax effects of the Tax Reform Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. These amendments require that an entity disclose a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. These amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. These amendments should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Reform Act is recognized. We adopted this ASU in 2017 and reclassified the stranded tax credit from accumulated other comprehensive income to retained earnings.

ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.  ASU 2017-12 permits hedge accounting for risk components in hedging relationships involving nonfinancial risk and interest rate risk. It also changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. In addition to the amendments to the designation and measurement guidance for qualifying hedging relationships, the amendments in this ASU also align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. This ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. For public entities, these amendments are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted. We do not utilize derivatives at this time.

ASU No. 2017-09, Compensation — Stock Compensation (Subtopic 718): Scope of Modification Accounting.  ASU 2017-09 was issued to eliminate inconsistencies in the application of accounting for modifications of stock based compensation awards. The ASU provides that an entity should account for the effects of a modification unless all of the following are met: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified, and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We adopted this ASU during 2018, and it did not impact the amounts or disclosures in our consolidated financial statements.

ASU No. 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities.  ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium. The ASU provides that premiums on these securities are to be amortized to the earliest call date. The accounting for securities held at a discount is not changed, and therefore, they are still required to be amortized to maturity. This ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. We early adopted this ASU, and it did not impact the amounts or disclosures in our consolidated financial statements.

ASU No. 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.  This ASU simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard eliminates today’s requirement to calculate a goodwill impairment charge using Step 2, which requires an entity to calculate any impairment charge by comparing the implied fair value of goodwill with its carrying amount. For public business entities, this ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The adoption of ASU 2017-04 is not expected to have a material impact on the amounts or disclosures in our consolidated financial statements.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.  ASU 2016-15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We adopted this ASU, and it did not impact our consolidated statements of cash flows.

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  ASU 2016-13 sets forth the CECL model requiring the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. For public business entities that are SEC registrants, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We continue to evaluate the impact of this ASU on the consolidated financial statements and disclosures. In that regard, we have formed a cross functional working group and are currently working through our implementation plan which includes assessment and documentation of processes, internal controls, and data sources; model development and documentation; and implementation of a third-party vendor solution to assist in the application of ASU 2016-13.

ASU No. 2016-02, Leases (Topic 842).  ASU 2016-02 requires lessees to put most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current accounting treatment. This ASU changes the guidance on sale-leaseback transactions, initial direct costs and lease execution costs, and, for lessors, modifies the classification criteria and the accounting for sales-type and direct financing leases. For public business entities, this ASU is effective for annual periods beginning after December 15, 2018, and interim periods therein. Under ASU 2018-11, we will take the prospective approach when transitioning to ASU 2016-12. We are evaluating the impact of this ASU on our consolidated financial statements and disclosures.

ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10).  The main provisions of this update are to eliminate the available-for-sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The provisions of this update require that equity securities be carried at fair market value on the balance sheet and any periodic changes in market value are adjustments to the income statement. A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment. The provisions of this update also eliminated certain disclosures related to the assumptions used to measure fair value for assets and liabilities recorded at cost. The disclosure of fair value of the loan and interest-bearing deposit portfolios will be presented using an exit price method instead of the current discounted cash flow. We adopted this ASU in 2018. Equity securities are carried at fair market value with the adjustments flowing through the income statement. The remaining requirements of this update did not have a material impact on our financial position, results of operations, or cash flows.

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606).  ASU 2014-09 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the Financial Accounting Standards Board issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and noninterest income. We adopted this ASU in 2018. The identification of revenue streams within the scope of Topic 606 is complete, resulting in no impact on our financial position, results of operations, or cash flows.

BUSINESS

Our Company

We are a bank holding company headquartered in Alexandria, Louisiana. Through our wholly owned subsidiary, Red River Bank, a Louisiana state-chartered bank, we provide a fully integrated suite of banking products and services tailored to the needs of our commercial and retail customers. We operate from a network of 23 banking centers throughout the state and one loan production office in Covington, Louisiana. Banking centers are located in the following markets: Central Louisiana, which includes the Alexandria MSA; Northwest Louisiana, which includes the Shreveport-Bossier City MSA; Southeast Louisiana, which includes the Baton Rouge MSA; and Southwest Louisiana, which includes the Lake Charles MSA. As of December 31, 2018, we were the fifth largest financial institution headquartered in Louisiana based on assets, with total assets of $1.86 billion, total loans of $1.33 billion, total deposits of $1.65 billion, and total stockholders’ equity of $193.7 million.

Our priority is to drive shareholder value through the establishment of a market-leading commercial banking franchise in Louisiana. We provide superior service through highly qualified, relationship-oriented bankers who are committed to their customers and the communities in which we offer our products and services. Our strategy is to expand geographically through the establishment of de novo banking centers in new markets and, to a lesser extent, through the acquisition of financial institutions with customer-oriented, compatible philosophies and in desirable geographic areas.

Our Banking Philosophy and Business Strategy

Our goal is to offer the best products and services delivered through a personal, customer-focused, integrity-centered culture. Our culture is “top down,” emphasizing the importance of exceptional customer service and strong relationships at every level. We are dedicated to the success and satisfaction of our customers and this commitment ensures our own continued success and allows us to deliver consistent performance to our shareholders. We credit our twenty-year track record of achievement to a disciplined implementation of this clear and focused banking philosophy.

Our mission is to be the premier statewide banking organization in Louisiana. We strive to differentiate ourselves from our competitors by providing the best of “relationship-based” banking that is tailored to meet the needs of the small and medium-sized businesses operating within our banking markets, as well as the owners and employees of those businesses, and executives, professionals and individuals with strong ties to our banking markets. In our experience, these customers place a high value on the type of long-term, personal relationship with their bank and banker that we provide. We grow our business one customer at a time through this relationship-driven approach.

In addition to being dedicated to service excellence, we are committed to the Louisiana communities we serve. We believe our community connections help us maintain a level of brand recognition, and a respected reputation, well beyond what would be typical for a bank of our size. This commitment to our communities builds a loyal customer base, and this loyal customer base helps us achieve strong organic growth and sustained profitability.

We attribute our success to incorporating this customer-driven banking philosophy into our business strategy. The key components of our business strategy include:

Commercial Banking.  We are primarily a business-focused banking organization, delivering specialized services to our commercial customers. We target privately-owned commercial and industrial operating companies for both credit and treasury management services, while also providing owners and key employees with the same customized personal service for their individual financial needs. We attribute our long history of superior asset quality to our credit culture, which is built on a foundation of lending to businesses and management teams with established, proven track records. We offer these customers sophisticated products and services similar to those of much larger banks, but delivered by bankers who can provide local and responsive decision-making, personal assistance, and an interest in the success of their businesses. Key components of our commercial banking business include:

•	Real Estate Loans.

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Commercial Real Estate Loans (Owner Occupied).  Given our strategy of focusing on the banking needs of established operating companies within our geographic footprint, 20.3% of our total portfolio consists of owner occupied office and industrial real estate loans. In addition to a proven management team and track record, we focus on businesses with a history of strong, recurring cash flows. In particular, we target wholesale and professional service companies, as well as businesses with unique strengths in niche markets. Loans are conservatively underwritten and typically carry the personal guarantee of the business owners. We believe this portfolio segment is well-diversified by industry type.

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Commercial Real Estate Loans (Non-Owner Occupied).  Our pursuit of non-owner occupied commercial real estate properties is secondary, and reserved primarily for developers and other persons or entities of influence in our local markets who present additional business and personal relationship opportunities. This strategy is evidenced by our modest level of commercial real estate loans relative to our capital, which has been consistent for many years. We target property types with a greater ability to withstand changes in market forces. Our underwriting criteria for non-owner occupied properties is even more conservative than our underwriting criteria for owner occupied properties due to the higher inherent risks generally associated with the former. Our target rate of return is also higher for non-owner occupied commercial real estate loans. As of December 31, 2018, our non-owner occupied commercial real estate loans, including construction and development loans, were 21.8% of our loan portfolio and represented 137.0% of the Bank’s total risk-based capital.

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Commercial Loans.  We have expertise in meeting the financing needs of commercial operating companies. This expertise is a key strength of ours, both in terms of our front-line bankers and our credit approval personnel and processes. Our specialists in these areas understand the cash cycle, working capital, and the fixed asset acquisition needs of businesses, and this allows us to deliver customizable and effective financing solutions. Leveraging the knowledge base and experience of our bankers and executives, we recommend and utilize sound commercial and industrial loan structures that limit our risks as a lender, while also helping to drive the success of our clients’ businesses. Commercial loans comprised 20.8% of the loan portfolio as of December 31, 2018.

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Treasury Management Services.  Many of our clients and prospective clients have sophisticated depository needs, including ACH, sweep, and remote deposit capture services. We have a dedicated team of Treasury Management Officers (“TMOs”) who partner with our commercial and private bankers to meet those needs. Our TMOs analyze clients’ account activity and cash utilization, and then recommend and implement solutions that enhance our clients’ efficiency, mitigate risks to their businesses, and maximize their earnings on available liquidity. Our treasury management offerings and technological sophistication are core strengths, especially when combined with our ability to troubleshoot and resolve customer issues. Our TMOs provide in-person assistance with the initial setup of treasury services, as well as on-going client support post-implementation.

Personal Banking.  Our personal banking business supports our commercial banking focus, provides attractive customer diversification, and enhances our growing base of core deposits. Key components of our personal banking business include our retail banking network, private banking services, residential mortgage lending, and investment services.

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Retail Banking Network.  A strategically placed network of banking centers in our markets is a fundamental element of our personal banking strategy. Our convenient network attracts customers, encouraging them to seek personal service and interact with our bankers, allowing us to deliver personal, relationship-based banking. This also supports the continued growth of our core deposit base. We are purposeful in choosing banking center locations and have sought out key locations in Central, Northwest, Southeast, and Southwest Louisiana through de novo development, as well as through two whole-bank acquisitions. We have a footprint of 23 banking centers in growing and stable communities. Our banking centers strengthen our brand recognition and reputation across our markets. Our emphasis on having a strategic network of banking centers, staffed by experienced bankers, differentiates us from our national and regional bank competitors, who are increasingly moving their customers to digital banking platforms only with limited personal service. Our network of banking locations and their dates of opening is described below under the heading “Our Historical Growth and Consistent Performance.”

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Private Banking.  Private banking is a crucial part of our personal banking strategy. Through our private banking group, we provide specialized deposit and loan products and services to high net worth individuals, business owners, and professionals. Consistent with our overall business philosophy, we seek to develop long-term relationships with our private banking customers through an emphasis on personal service and products tailored to their specific needs. From checking and savings products to sophisticated financing structures, we work to meet our clients’ changing needs with innovative solutions. Our private bankers are highly accessible for their clients, offering flexible scheduling for business meetings and loan closings. This level of flexibility and service is sought out and valued by our private banking clients, many of whom are busy professionals with inflexible or on-call schedules. Our private banking group’s loan portfolio primarily consists of consumer home equity loans, portfolio mortgage loans, and commercial loans, and its deposit base primarily consists of consumer checking accounts, money market accounts, and time deposits.

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Residential Mortgage Loans.  Our mortgage lending group provides home mortgage loans that are sold on the secondary market. Loan types include conventional, VA, FHA and Rural Development. In addition, the mortgage lending department plays a critical role in meeting our community reinvestment and fair lending goals. The mortgage group has a community specialist in each market focused on low-income and first-time home buyers, and we participate in various down payment assistance and low-income home loan programs to ensure the needs of our entire banking community are satisfied. We combine the power of local decision-making and in-house underwriting with the industry’s best mortgage lending products and services. We believe this approach helps differentiate us from our competitors. For the year ended December 31, 2018, our mortgage group originated $99.1 million in home mortgage loans.

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Investment Services.  We offer a broad range of products and services designed to meet the investment needs of all of our customers through our investment group and our strategic partnership with Cetera Investment Services LLC, a registered broker-dealer, registered investment advisor, and licensed insurance agent. Our investment group executives, who are located in each of our markets and have an average of 19 years of industry experience, strive to fully understand each client’s unique financial situation, deliver a comprehensive plan, and provide the appropriate products to meet their needs. Our investment products include stocks, bonds, mutual funds, alternative investments, annuities, and insurance products. Our investment group also provides investment advisory services, financial planning services, and a comprehensive suite of retirement plans. The amount of investment assets under management by our investment group has experienced sustained growth, and was approximately $492.6 million as of December 31, 2018.

Our Historical Growth and Consistent Performance

Red River Bancshares, Inc. was founded in 1998 by a group of experienced bankers and business leaders dedicated to delivering the best banking products and services while staying true to the ideals of community banking. Red River Bank opened for banking services on January 14, 1999. Two decades later, we have expanded across the state of Louisiana, and we remain dedicated to our founding commitments. We have been rewarded with continued growth and expansion, consistent returns, and a loyal customer base. We know and understand each of our markets. Since inception, we have pursued a growth strategy focused on organic growth through de novo banking center expansion into favorable banking markets, and to a lesser extent, by partnering with select Louisiana financial institutions through two whole-bank acquisitions.

After opening our main office in January 1999, Red River Bank subsequently established three full-service de novo banking centers in Rapides Parish, in the Alexandria MSA and a part of our Central Louisiana market, opening one each in 1999, 2000, and 2001. In 2003, we acquired Bank of Lecompte also in Rapides Parish. Through this acquisition, we added two locations, one in Lecompte and one in Forest Hill, as well as $33.0 million in deposits and $19.3 million in loans. In 2004, Red River Bank opened the Downtown Banking Center in Alexandria. In 2006, we began an expansion effort into the Northwest Louisiana market with the opening of our Market Street Banking Center in downtown Shreveport, Caddo Parish, which was quickly followed with the opening of our East Kings Banking Center and our Provenance Banking Center in 2007, also in Shreveport. In that same year, we opened the Highway 28 West Banking Center in Alexandria. In 2008, we added our Marksville Banking Center in Avoyelles Parish, a part of our Central Louisiana market area, and our East Texas Banking Center and our Airline Banking Center, both in Bossier City, Bossier Parish, a part of our Northwest Louisiana market. We continued our growth in Northwest Louisiana in 2011 with the opening of our Uptown Banking Center on Line Avenue in Shreveport.

In 2013, we expanded into the Baton Rouge market through our acquisition of Fidelity Bancorp, Inc. and its banking subsidiary, Fidelity Bank. Through this acquisition, we acquired $110.3 million in deposits, $83.2 million in loans, and Fidelity’s four banking locations in Baton Rouge, East Baton Rouge Parish, and one banking center in Geismar, Ascension Parish, all a part of the Baton Rouge MSA and in our Southeast Louisiana market. In 2014, we purchased our Essen Lane Banking Center in Baton Rouge and relocated the Perkins Banking Center to that location. We subsequently expanded our presence in Baton Rouge through the establishment of the South Acadian Thruway Banking Center in 2016.

In 2017, we expanded our banking network in Northwest Louisiana with the opening of our Stonewall Banking Center in Stonewall, DeSoto Parish, adjacent to the Shreveport metropolitan area. Also in 2017, we began plans for further banking center expansion in Southeast Louisiana with the purchase of property south of Baton Rouge in the Highland Park Marketplace. That same year we began expansion into the Southwest Louisiana market with the opening of a loan production office (“LPO”) in Lake Charles, Calcasieu Parish. This office was closed when we opened our Lake Street Banking Center in 2018, also in Lake Charles. Currently, we are searching for property in Calcasieu Parish for the development of an additional banking center in the Southwest Louisiana market area. Also in 2018, we expanded our Essen Lane Banking Center in Baton Rouge, adding office space to accommodate our growing needs and presence in this market. Most recently, in November of 2018, we purchased property and an existing branch building on Highway 21 in Covington, St. Tammany Parish, for future banking center expansion.

Our growth has been supported by five successful equity offerings. We raised gross proceeds of approximately $12.4 million through the initial private placement offering of our common stock in 1998. Responding to continued demand for our common equity, we raised an additional $4.0 million in 2000 when we completed a second private placement offering. In 2006, as a part of our expansion into Northwest Louisiana, we completed a third private offering of our common stock, which expanded our shareholder base in this part of the state. Our 2006 offering resulted in gross proceeds of approximately $5.0 million. In 2009, we completed a fourth private common stock offering, which resulted in gross proceeds of approximately $7.4 million. Finally, in 2017, we completed the most recent private placement offering of our common stock, resulting in gross proceeds of approximately $12.1 million. In our 2017 offering, we received total subscriptions to purchase approximately $21.7 million of our common stock, resulting in a $9.6 million oversubscription amount that was returned to prospective investors in the offering. This last offering increased our shareholder base across the state, particularly in our Southeast Louisiana market. The milestones in our growth history are shown on the chart below.

The primary objective of our expansion strategy is to provide steady and consistent financial results for our shareholders. Since beginning banking operations in 1999, we have experienced steady balance sheet growth, consistent profitability, and steadily increasing shareholder value. This focus on steady growth, coupled with a disciplined credit culture, has enabled us to achieve consistent results, even through market downturns, and without having to make significant adjustments to our business plan in response to changing, and often challenging, market conditions.

Over the past 20 years, we have experienced asset growth at a compound annual growth rate of 18.2%, resulting in $1.86 billion in total assets as of December 31, 2018. Of the $1.86 billion in total assets, approximately $1.70 billion, or 91.4%, is attributable to organic growth and the remaining 8.6% is from two acquisitions.

We have maintained exceptional asset quality levels since inception through a disciplined credit culture. For the years 2003 through 2018, our average ratio of nonperforming assets to total assets was 0.26% and our average net charge-off ratio was 0.08%.

In addition to balance sheet growth and maintaining strong asset quality, we endeavor to achieve consistent profitability and returns for our shareholders. Our 2018 return on average assets (“ROA”) was 1.29%. For the years 2014 through 2018, average ROA (with 2017 adjusted ROA excluding $2.2 million of tax expense attributable to the Tax Cuts and Jobs Act of 2017 [“Tax Reform Act”]) was 1.02%. Our average ROA between 2001 (excluding the first two years of operations) and 2018 (with 2017 adjusted ROA) was 1.00%. We believe we are well-positioned to maintain and even improve upon our historical level of returns given increasing loan balances, a higher net interest margin, and a lower effective federal income tax rate.

To enhance internally generated capital and to support our growth over the past 20 years, we raised approximately $40.9 million of new capital through five private offerings. Our equity offerings expanded our shareholder base in our key markets statewide and provided capital to support future growth. As shown in the following graph, since the opening of the Bank in 1999 our tangible book value per share increased at a 12.5%

compound annual growth rate. The graph below has been adjusted to give effect to the 15-for-1 split of our common stock with a record date of November 30, 2005 and the 2018 2-for-1 stock split.

Our Markets

Red River Bank currently conducts business through 23 banking centers located in Central, Northwest, Southeast, and Southwest Louisiana, and a loan production office in Covington, Louisiana. Our long-term strategic focus is to be the premier statewide banking organization in Louisiana. We believe our four current markets offer us an attractive combination of growth opportunities and core deposit stability, as well as loan diversity. We operate nine banking centers, including our main office, in the Central Louisiana market, which we define to include Rapides and Avoyelles Parishes. We operate seven banking centers in our Northwest Louisiana market, which we define to include Caddo, Bossier, and DeSoto Parishes. In our Southeast Louisiana market, which we define to include East Baton Rouge and Ascension Parishes, we operate six banking centers. We operate one banking center in our Southwest Louisiana market, which we define to include Calcasieu Parish.

We believe our current markets provide ample opportunities for the continued growth of our customer base, loans, and deposits, as well as the expansion of our overall market share in each area. Our goal is to replicate this growth in new markets as we continue to expand and implement our long-term development strategy. Our current markets, which are in diverse parts of Louisiana, are economic centers that provide for natural credit diversification and a hedge against industry downturns relative to other Louisiana-based financial institutions which do not enjoy a similarly diverse geographic and industry footprint. We seek to locate our banking centers and offices in the downtown and suburban areas of our markets, which contain our target customers of small to medium-sized businesses and retail customers.

In our Central Louisiana market, where our headquarters is located, we rank first in deposit market share with approximately 33.7% of all deposits as of June 30, 2018. In each of our Northwest and Southeast Louisiana markets, we ranked among the top ten financial institutions for deposit market share as of June 30, 2018. The table below highlights certain statistics within the primary markets that we serve.

Market(1)	Year Entered	# of Banking Centers	# of Bankers(2)	Total Deposits ($000)(3)	Total Deposits in Market ($000)(3)	Population(4)	Median Household Income(5)
Central	1999	9	224	$993,331	$2,943,231	172,628	$42,655
Northwest	2006	7	43	$322,035	$7,548,377	401,555	$40,391
Southeast	2013	6	49	$260,292	$17,563,495	569,216	$51,436
Southwest	2017	1	4	$1,271	$4,051,863	202,445	$48,219

(1)

For purposes of the demographic information in this table, we define our markets geographically as follows: Our Central market includes Rapides and Avoyelles Parishes; our Northwest market includes Caddo, Bossier and DeSoto Parishes; our Southeast market includes East Baton Rouge and Ascension Parishes; and our Southwest market includes Calcasieu Parish.

(2)	Full-time equivalent employees as of December 31, 2018.

(3)	Source: FDIC Deposit Market Share Report as of June 30, 2018.

(4)	Source: U.S. Census Bureau population estimates for 2017.

(5)

Source: U.S. Census Bureau’s 2013–2017 American Community Survey 5-year estimates. Includes data for the following parishes within each market: Central market reflects median income data for Rapides Parish; Northwest market reflects median income data for Caddo Parish; Southeast market reflects median income data for East Baton Rouge Parish; and Southwest market reflects median income data for Calcasieu Parish.

Central Louisiana.  Our legacy market of Central Louisiana is located in the region that contains the Alexandria MSA. Employment in the region is bolstered by a significant government presence, including nearby Fort Polk, which has the largest military installation in the state. The region boasts a diverse group of significant employers, including Proctor & Gamble, Union Tank Car, Cleco, Crest Industries, and Roy O. Martin Lumber. The Louisiana Economic Outlook Study for 2019–2020, published by the Economics and Policy Research Group at Louisiana State University (the “Economic Outlook Study”), provides an encouraging outlook for the region. While growth during 2019 is expected to be relatively flat, over 500 new jobs are projected for 2020. The above-named firms and others support this projected job growth by providing a solid base of employment for the community.

Northwest Louisiana.  Our Northwest Louisiana market is located in the region containing the Shreveport-Bossier City MSA. Since our entry into this market in 2006, the economy throughout the region has remained stable and provided consistent growth. According to the 2016 KPMG Competitive Alternatives Study, Shreveport was regarded as the most cost-friendly city to do business among the 27 U.S. metropolitan areas with a population of less than 750,000. The area provides ready access to other parts of Louisiana and adjacent states through I-20, I-49 and the planned I-69. It offers a variety of multimodal transportation options, including Class 1 rail, airports, and port transportation. Top business sectors throughout the region include healthcare, finance, government, manufacturing, and telecommunications. Northwest Louisiana includes portions of the Haynesville Shale formation from which natural gas production continues to occur. The area is also home to Barksdale Air Force Base and boasts the state’s largest and most successful casino market. The MSA has also welcomed General Dynamics IT and Glovis America as more recent employers, which have together added approximately 1,256 new jobs in the area. Northwest Louisiana has the largest concentration of durable goods manufacturing in the state. Among those manufacturers are a major steel mill and a steel components manufacturer located at the Port of Caddo-Bossier. Northwest Louisiana’s diversified economy and low cost of doing business has helped create a pro-business environment throughout the region. According to the Economic Outlook Study, the Shreveport-Bossier City MSA is expected to add approximately 600 jobs per year in 2019 and 2020.

Southeast Louisiana.  Our Southeast Louisiana market is located in the region containing the Baton Rouge MSA. Baton Rouge is the capital of Louisiana and is the second-largest city in Louisiana by population. As the capital city, Baton Rouge is the political hub for Louisiana with the state government as the city’s largest employer. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Albemarle Corporation and Dow Chemical Company have large plants in the area, and Methanex relocated two methanol plants from Chile to the Baton Rouge MSA in 2014. This MSA is also home to an emerging high-tech sector, led by Electronic Arts game company and a large IBM facility. In addition, Baton Rouge hosts a number of businesses from other diverse economic sectors, including healthcare, education, finance and motion pictures. Two major state universities, Louisiana State University and Southern University, are located in Baton Rouge, along with Baton Rouge Community College, which is one of Louisiana’s largest community colleges. The Economic Outlook Study projects renewed growth in the Baton Rouge MSA over the next two years, including 6,000 new jobs in 2019 and 8,100 new jobs in 2020. This growth is expected to be fueled largely by a revival of industrial construction in the area.

Southwest Louisiana.  Our newest market in Southwest Louisiana is located in the region of the state containing the Lake Charles MSA. Major economic sectors in this area include the petrochemical industry, the gaming industry, and aircraft repair. Located in the far southwest corner of the state, the Lake Charles region has recently experienced rapid growth. According to the Economic Outlook Study, the Lake Charles MSA has been the fastest-growing MSA in the state of Louisiana for five straight years, and between 2013 and 2018 it has been the fastest growing MSA in the United States. The growth in the Lake Charles MSA has been fueled by over $117.0 billion in projects announced since 2012. Those projects include investments by employers such as Cheniere Energy, Sempra, Sasol, Driftwood, Trunkline, and G2 Energy. The Economic Outlook Study projects that the Lake Charles MSA will continue in its role as the fastest growing MSA in the state, adding 4,000 jobs in 2019 and another 5,300 jobs in 2020. The investment and resulting infrastructure in this area has created a thriving economy that we believe will support our future expansion in this market.

We believe that our commitment to the communities in which we operate will enable us to continue to gain scale and market share. We endeavor to become the leading community bank in each market that we serve, and we believe we are well-positioned to continue to grow relationships throughout our geographic footprint.

Our Competitive Strengths

We believe that our competitive strengths set us apart from many other similarly sized financial institutions, and that the following attributes are key to our success:

Cohesive and Experienced Management Team

We are led by an executive management team with an average of 29 years of professional experience covering the relevant disciplines of finance, lending, credit, risk, strategy, legal, and banking operations. Our executive team has been in their respective roles with our organization for an average of 14 years each, with a majority having worked together at Red River Bank for well over a decade. Collectively, they have been responsible for executing our strategic plan and driving our growth.

In addition to our experienced executive management team, our board of directors consists of well-regarded career bankers, professionals, entrepreneurs, and business and community leaders with collective depth and experience in commercial banking, finance, real estate, and manufacturing.

We also have a demonstrated ability to grow our company organically through the recruitment of talented bankers. We seek out and hire bankers with significant in-market experience who are naturally committed to high standards of productivity and excellence. This strategy enhances our existing business model and creates a pool of qualified executive and middle management talent, supporting scalability.

Consistent, Quality Growth Across an Attractive Geographic Footprint

We have proven our ability to consistently grow our business organically by expanding our geographic footprint in attractive markets across the state of Louisiana. Over the past 20 years, we have experienced asset growth at a compound annual growth rate of 18.2%, resulting in $1.86 billion in total assets as of December 31, 2018. As shown on the following graph, of the $1.86 billion in total assets, 91.4% is attributable to organic growth.

Asset Growth

Our approach to growth and expansion has been strategic and purposeful. We identify and enter markets we believe will provide us with an advantage in terms of growing our loans and deposits, increasing profitability, and building shareholder value. We believe our market areas offer a beneficial combination of growth opportunities and industry diversity, as they have favorable economic environments and ample business lending and deposit prospects within our target client base. Our legacy market in Central Louisiana provides a stable economic climate, and our strong brand recognition in this market enables us to continue to build our loan portfolio and our low-cost core deposit franchise. Our Northwest and Southeast Louisiana banking markets represent major metropolitan areas and the opportunity for significant growth across all segments of our customer base. Our expansion most recently into the Lake Charles area presents us with the opportunity for significant growth and investment.

Customers within our markets have responded, and continue to respond, to our brand of banking and bankers, allowing us to continue to gain market share and provide consistent financial results. We believe we are well-positioned to continue this tradition of consistent, quality growth and success in the long-term.

Conservative Credit Culture

Throughout the last 20 years we have experienced sustained growth while also maintaining our disciplined and conservative credit culture, enabling us historically to maintain strong levels of asset quality. This, in turn, has produced stable and consistent results, despite market downturns during this time frame. We believe our dedication to strong credit quality fuels long-term lending relationships with our customers and fosters balance sheet diversity.

We are not dependent upon higher-risk lending categories. Our loan portfolio is not highly concentrated in non-owner occupied commercial real estate, the construction and development sector, or the energy sector. These sectors generally exhibit a higher level of risk than certain other lending sectors, such as owner occupied commercial real estate or residential real estate.

As of December 31, 2018, our non-owner occupied commercial real estate loans, construction and development loans, and non-real estate secured loans financing commercial real estate activities totaled $289.4 million, or approximately 21.8% of our total loan portfolio, and represented 137.0% of the Bank’s total risk-based capital. Non-owner occupied commercial real estate loans were $184.6 million, or 13.9% of total loans, and represented 87.4% of the Bank’s total risk-based capital as of December 31, 2018. Construction and development loans were $102.9 million, or 7.7% of total loans, and represented 48.7% of the Bank’s total risk-based capital as of December 31, 2018. Additionally, non-real estate secured loans financing commercial real estate activities were $1.9 million, or 0.2% of total loans, and represented 0.9% of the Bank’s total risk-based capital as of December 31, 2018.

Our total loans to the energy sector, which we generally define to include companies involved in crude, petroleum, or natural gas extraction, were approximately $38.9 million, or approximately 2.9% of our total loans, as of December 31, 2018.

The following chart illustrates the diversification of our loans held for investment by major category as of December 31, 2018.

Loan Mix

Stable Core Deposit Franchise

Our banking philosophy, which is grounded in our commitment to integrity, personal relationships, service excellence, and a team-driven culture, attracts a loyal customer base. As a result, we have a valuable deposit franchise supported by a high level of noninterest-bearing accounts and a substantial level of core deposits. We define core deposits as all deposits excluding time deposits exceeding $250,000. Our time deposits exceeding $250,000 are held by a historically loyal customer base and are not brokered. As of December 31, 2018, core deposits were 95.0% of our total deposits, noninterest-bearing deposits were 33.3% of total deposits and our loan to deposit ratio was 80.9%. We do not have any internet-sourced or brokered deposits, and we have not historically used these types of deposits as a source of funding. We believe that our robust core deposit generation is powered by our emphasis on banking relationships over transactional banking and by our personal service, visibility in our communities, broad commercial banking and treasury management product offerings, and convenient services such as remote deposit capture and commercial internet banking. The following chart illustrates the diversification of our deposit base among our various product offerings as of December 31, 2018.

Deposit Mix

Strong Brand Recognition in our Communities and Markets

We developed a brand that exemplifies our core values of integrity and service excellence. We believe that part of providing service excellence is having strategically placed banking centers where customers can go to begin a relationship, seek advice and assistance, and engage with our bankers. To promote our organic growth, in both our current and new markets, we locate banking centers in strategic sites after consultation and study by expert outside consultants who examine metropolitan areas for optimal locations. Our banking centers strengthen our brand recognition and reputation across our markets. Red River Bank has been voted “best bank” in the Central Louisiana market for nine years by Cenla Focus Magazine, “top 50 best places to work” in the Southeast Louisiana market for four years by the Baton Rouge Business Report, and “best bank” in the Northwest Louisiana market for two years by SB Magazine. Members of our executive management have extensive personal networks and ties to all major metropolitan areas of Louisiana. Consequently, we believe we are poised to replicate our brand and valued reputation in these important areas all across the state. We are “Red River Bank: A bank made in Louisiana. A bank made for Louisiana.”

Robust Infrastructure and Investments in Technology Provide a Scalable Platform for Growth

We believe that our management, employees, and credit infrastructure provide a solid foundation for future growth. We built our banking platform to be scalable and accommodating to a growing customer base. Investment in technology is a key component of this overall strategy. We believe our emphasis on “both people and technology” allows us to compete effectively with much larger institutions, maintain our relationship-based banking philosophy, and provide for future efficiencies. Our customers’ expectations are evolving as they seek to adopt new forms of digital banking. We increasingly find that service excellence equates to real-time, digital offerings, and so we have invested, and expect to continue to invest, in the technology necessary to deliver those products and services. At the same time, we have invested in related risk management processes and the protection of the technology underpinning our platforms. We believe these investments will create operational efficiencies across our markets, reducing operational expenses. They also provide a scalable infrastructure to accommodate our expected future growth and further strengthen our “high tech/high touch” platform.

Growth and Expansion Strategy

Our mission is to be the premier statewide banking organization in Louisiana. We strive to differentiate ourselves from our competitors by providing the best of “relationship-based” banking that is tailored to meet the needs of the small and medium-sized businesses operating within our banking markets, as well as the owners and employees of those businesses, and executives, professionals, and individuals with strong ties to our banking markets. In our experience, these customers place a high value on the type of long-term relationship with their bank and banker that we provide. Through this relationship-driven approach, we grow our business one customer at a time. Since inception, we concentrated our efforts on building our market presence in key metropolitan markets within the state of Louisiana where our target customers are underserved and well-suited for the commercial, retail, and private banking products and services that we provide. We intend to leverage our competitive strengths to take advantage of what we believe are significant growth opportunities within our existing footprint and other strategic market areas that we believe complement our strategic plan. Our growth strategy includes the following:

Identify and Recruit Talented Bankers

We believe that competition for customers starts with the competition for the best bankers. Whether we expand our presence in our existing markets, enter new markets organically, or make opportunistic acquisitions, adding talented bankers with extensive in-market experience is one of our primary strategies for continued success. In our experience, our brand of banking is attractive to motivated bankers from smaller institutions that lack the platform to engage in sophisticated transactions and also to bankers from larger institutions that lack our relationship-based approach to banking. We are committed to the continual development of talent within our company through continuing education and promotions. We find that hiring committed, talented bankers, and providing development and advancement opportunities, leads to long-term continuity in our workforce as well as a strong and talented employee base with which to fuel the long-term potential of our bank.

Expand Market Share in Existing Markets

We want to be the market leader and have a significant market share in all the communities we serve. Organic growth is our primary focus, which may be supplemented with strategic, targeted acquisitions when and if appropriate. We intend to expand our banking center network by opening additional banking centers in our existing markets to provide our customers with more convenient banking locations. We understand that relationships are our strategic advantage and we continually seek to identify and recruit experienced bankers with broad relationship networks within our existing markets. We then strengthen those relationships by offering personalized products and services. We also attract new customers through personal outreach by our bankers, with targeted marketing campaigns, and by advertising in a variety of traditional media and in social media. We also reach new customers by filling the void left by competitors who are closing banking offices. Other outreach activities include helping our communities during times of need and by having a presence at community events, such as with our branded ice cream trucks that give out free frozen treats. We encourage our bankers to take leadership roles in our communities, and we are well represented in a wide variety of non-profit, volunteer organizations across all our markets.

Opportunistic New Market Expansion

When evaluating potential new market opportunities, our standard due diligence includes both an assessment of the local economy as well as an analysis of the local banking landscape. We concluded that an opportunity existed in Lake Charles, Calcasieu Parish, in Southwestern Louisiana, for a community bank with the strength and scale of Red River Bank to carve out a meaningful market share position over the long term. Lake Charles is the fastest-growing MSA in the state of Louisiana, and one of the fastest growing in the southeastern U.S. Much of this growth is industrial in nature and is driven by growth in the liquefied natural gas sector. In keeping with our established strategy of disciplined and thoughtful de novo expansion into new markets, we opened an LPO in Lake Charles in the third quarter of 2017. We evaluated this move for 12–24 months prior to commencement of formal operations.

In April of 2018, after operating the LPO for approximately eight months, we closed it and opened a business-focused banking center in Lake Charles, the Lake Street Banking Center. The Lake Street Banking

Center is located in a new office and retail development, and it utilizes a concierge-type service desk, rather than traditional teller lines and is the first of its kind for our company. We are actively scouting potential sites in Southwest Louisiana for the construction of a traditional full-service banking center, with complete ATM and drive-through capability.

Disciplined Acquisition Strategy

Our primary focus continues to be on organic expansion, however, we will identify and evaluate opportunities for strategic business acquisitions as they may arise. Our historic approach to potential acquisitions has been strategic and disciplined. Since inception, we completed two whole-bank acquisitions of institutions with customer-oriented, compatible philosophies and in desirable geographic areas. These acquisitions provided us the opportunity to expand the delivery of our relationship-driven brand of banking. The first acquisition in our bank’s history was the acquisition of Bank of Lecompte in 2003. This acquisition allowed us to further strengthen our foothold in the Central Louisiana market by adding two banking centers, approximately $38.9 million in total assets, and $33.0 million in deposits. Our second transaction in 2013, the acquisition of Fidelity Bancorp, Inc. and Fidelity Bank in Baton Rouge, Louisiana, was the catalyst for our expansion into the Baton Rouge metropolitan area. This acquisition provided us with five additional banking centers with approximately $120.5 million in total assets and $110.3 million in deposits. We will continue to emphasize organic expansion going forward, and we are not currently a party to any formal or informal acquisition arrangements. We will, however, carefully consider acquisition opportunities, primarily within the state of Louisiana, that we believe are consistent with our mission and which can provide opportunities for improved profitability and to gain market share.

Lending Activities

Overview.   We offer a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, letters of credit, and other loan products to small and medium-sized businesses, real estate developers, mortgage lenders, manufacturing and industrial companies, and other businesses. We also offer various consumer loans to individuals and professionals including residential real estate loans, home equity loans, installment loans, unsecured and secured personal lines of credit, and standby letters of credit. Lending activities originate from the efforts of our bankers, with an emphasis on lending to individuals, professionals, small and medium-sized businesses, and commercial companies located in our market areas. Although all lending involves a degree of risk, we believe that commercial business loans and commercial real estate loans present greater risks than other types of loans in our portfolio. We work to mitigate these risks through conservative underwriting policies and consistent monitoring of credit quality indicators.

Our loan portfolio as of the dates indicated was comprised as follows:

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Real estate:
Commercial real estate	$454,689	$412,355	$393,351	$379,841	$354,329
Residential real estate	406,963	375,536	337,926	298,234	264,393
Construction and development	102,868	84,812	77,155	68,789	53,569
Commercial and industrial	275,881	284,035	248,448	206,868	205,220
Tax-exempt	60,104	62,776	61,819	51,816	39,359
Consumer	27,933	28,152	27,976	27,049	26,660

Total loans held for investment	$1,328,438	$1,247,666	$1,146,675	$1,032,597	$943,530

Total loans held for sale	$2,904	$1,867	$3,146	$3,604	$8,007

Additionally, we have outstanding commitments to extend credit in the forms of lines of credit and standby letters of credit, to extend approximately $243.1 million in credit as of December 31, 2018. We use the same credit policies in making these commitments as we do for our other loans.

Commercial Real Estate Loans.  We offer real estate loans for commercial property that is owner occupied as well as commercial property owned by real estate investors. Commercial real estate loan terms are generally five years or less and amortization is generally limited to 20 years or less, although payments may be structured on a longer amortization basis in unusual cases. The interest rates on our commercial real estate loans may be fixed or variable, although rates typically are not fixed for a period exceeding five years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and global debt service obligations. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value. For acquisition, development, and construction loans, collateral value is dependent upon the completion of the project. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner occupied offices, warehouses, and production facilities, office buildings, hotels, mixed-use residential/commercial, retail centers, and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Residential Real Estate Loans.  We offer first and second lien one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner occupied primary residences. Our retail consumer real estate lending products are offered primarily to consumer customers within our geographic markets. We also originate for resale one-to-four family mortgage loans, and those loans are included as a part of our consumer real estate loan portfolio until sold to investors. However, as of December 31, 2018, we held only $2.9 million in mortgages for resale. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial and industrial, commercial real estate, and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness, or other personal hardship.

Construction and Development Loans.  Our construction portfolio includes loans to small and medium-sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. Construction and development loans are generally made with a term of one to two years with interest paid monthly. Our underwriting policy does allow for exceptions in which the term of a construction and development loan may be longer than two years, however, the term must be realistic and consistent with the borrower’s documented ability to repay. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed regulatory supervisory guidelines. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in secondary market terms and criteria for permanent financing since the time that we funded the construction loan.

Commercial and Industrial Loans.  We make general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, asset acquisition, expansion and development loans, borrowing base loans, letters of credit, and other loan products, primarily in our target markets that are underwritten on the basis of the borrower’s ability to service the debt from income. We typically take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory, and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial loans generally have terms that range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor, and the age, type, and value of the collateral. Fixed rate commercial loan maturities are generally short-term, with one to five year maturities, or include periodic interest rate resets. Our underwriting policy does allow for exceptions in which the term and amortization of a commercial and industrial loan may be longer than five years, however, the term and amortization must be consistent with the useful life and depreciation rates of the underlying collateral and an underwriting exception will be noted. In general, commercial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipated, exposing us to increased credit risk. As a result of these additional complexities, variables, and risks, commercial loans require extensive underwriting and servicing.

Tax-Exempt Loans.  We make tax-exempt loans to political subdivisions of the State of Louisiana including parishes, municipalities, utility districts, school districts, and development authorities. These loans undergo the same underwriting as any of our other loans, and are typically secured by and paid for by ad valorem taxes.

Consumer Loans.  While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family, and household purposes, including secured and unsecured installment and term loans. We offer consumer loans as an accommodation to our existing customers and do not market consumer loans to persons who do not have a pre-existing relationship with us. Our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in some cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship, and fluctuations in the value of the real estate or personal property securing the consumer loan, if any.

Credit Policies and Procedures

General.  We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans, and a conservative credit culture. We also seek to maintain a broadly diversified loan portfolio across customer, product, and industry types. Our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders, and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas have been made strictly to borrowers who are well-known to us.

Credit Concentrations.  In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. These limits are reviewed quarterly as part of our loan review program. In general, loan product concentration levels are monitored on a quarterly basis, and our commercial real estate concentrations are monitored quarterly by Red River Bank’s Directors’ Loan Committee, which is composed of a minimum of four outside directors and three bank officers, including the President and Chief Executive Officer and Chief Lending Officer. Industry concentration levels are monitored on a quarterly basis.

Loan Approval Process.  We seek to achieve an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. As of December 31, 2018, Red River Bank had a legal lending limit of approximately $27.2 million for secured loans and $10.9 million for unsecured loans. Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability, and experience. Loans in excess of an individual officer’s lending limit may be approved by one or more executive officers. These limits are reviewed periodically by the Bank’s board of directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.

Credit Risk Management.  The principal risk associated with each of the loans that we make is the creditworthiness of the borrower and the borrower’s ability to repay the loan. As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to the terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Our credit standards, procedures, and policies may not prevent us from incurring substantial credit losses, particularly in light of economic developments in recent years. Systematic risk and the potential for continued economic changes present considerable challenges to us. It is difficult to determine the depth and duration of the economic and financial market problems and the many ways in which they may impact our asset quality.

We recognize that maintaining our strong credit culture is crucial to our success. A core principal of strong credit management risk is the hiring of bankers with years of proven experience underwriting credit. We couple that with tried and true lending practices and underwriting guidelines that are focused on conservative lending based on historical performance of borrowers. We have established a credit risk management framework that includes an experienced team to lead the workout and recovery process for our loan portfolio. Credit risk management involves a strong relationship between our loan officers, credit officers, and our collections partners. We use asset risk classification in connection with our efforts to monitor and improve commercial asset quality. Loans are classified in one of five categories: pass, special mention, substandard, doubtful, or loss.

The board of directors of the Bank is responsible for the safety and soundness of the Bank. As such, it is charged with monitoring the efforts of the Bank’s management activities. Since lending represents risk exposure, the Bank’s board and its duly appointed committees seek to ensure that the Bank maintains high credit quality standards.

Additionally, our process includes consistent oversight of our loan portfolio through loan reviews, director loan committee reviews and limited use of individual loan authority. The Bank has established asset oversight committees to administer its loan portfolio. These committees include: (i) the Directors’ Loan Committee; (ii) the Officers’ Loan Committee; (iii) the Officers’ Credit Review Committee; and (iv) the Special Assets Working Group. These committees meet at least quarterly, and in most cases monthly, to review and approve the lending activities of the Bank. Additionally, we have implemented a dedicated full-time internal loan review function.

Deposits and Other Sources of Funds

An important aspect of our business franchise is the ability to gather deposits. As of December 31, 2018, we held $1.65 billion of total deposits, an increase of 7.8% from December 31, 2017. As of December 31, 2018, 95.0% of our total deposits were core deposits (defined as total deposits excluding time deposits greater than $250,000). We offer a wide range of deposit products including checking, savings, money market accounts, and time deposits. We obtain most of our deposits from individuals, partnerships, corporations, and public entities primarily in our market areas. Our bankers are experienced business developers with extensive contacts and connections with targeted clients and centers of influence throughout our communities. Our team is focused on driving relationships and noninterest-bearing accounts. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the FHLB and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us.

Other Banking Services

We offer banking products and services that are attractively priced with a focus on customer convenience and accessibility. We offer a full suite of online banking services including access to account balances, online transfers, online bill payment, and electronic delivery of customer statements. In addition, we offer banking services through ATMs, drive-through facilities, night deposits, telephone, mail, and in person. We also offer debit cards, credit cards, direct deposits, cashier’s checks, and letters of credit, as well as treasury management services, including wire transfer services, remote deposit capture, and automated clearinghouse services.

Our full array of commercial treasury management services is designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, automated clearinghouse origination, and stop payments. Cash management deposit products consist of remote deposit capture, merchant services, positive pay and reverse positive pay (automated fraud detection tools), account reconciliation services, zero balance accounts, and sweep accounts, including loan sweep accounts.

Enterprise Risk Management

We have a comprehensive approach to enterprise risk management which is focused on credit, interest rate, liquidity, operational, strategic, compliance, reputational, and market risk. Our enterprise risk management program, in total and in each functional component, is designed to meet the following objectives:

•	identify risk issues and their respective risk owners;

•	evaluate risks in terms of their likelihood of occurrence and consequences;

•	prioritize risk issues with respect to current risk status and trend;

•	promptly report risk issues to management and risk owners to assist them in implementing appropriate risk management processes;

•	assist management in assessing the options for managing risks and developing risk management plans; and

•	monitor, manage and report on risk management efforts.

The Bank’s board of directors is responsible for understanding our risk management objectives and risk tolerance. In this regard, the board (i) establishes and guides our strategic direction and risk tolerance and identifies the senior managers responsible for managing these risks; (ii) monitors the Bank’s performance and overall risk profile to ensure that these risks are maintained at prudent levels and supported by adequate capital; (iii) ensures that the Bank implements sound fundamental principles that facilitate the identification, measurement, monitoring, and control of risk; and (iv) ensures that adequate resources are dedicated to risk management. We believe prompt communication and clear lines of reporting between risk management employees, bank management, and board members are fundamental to an effective risk management program. In this regard, our risk management employees engage in productive reporting and conversations with all managers, within each area of our business, who in turn report to executive management and the board to ensure cooperative and effective risk management throughout the organization.

Information Technology Systems

We continue to make investments in our information technology systems supporting our deposit and lending operations and treasury management initiatives. We believe these investments are essential to enhancing our capabilities for offering new products and services, improving the overall customer experience, providing scale for future growth and acquisitions, and increasing controls and efficiencies in corporate support areas. We utilize a core data processing platform from a nationally recognized bank software vendor providing us with capabilities to support the continued growth of the Bank. While we operate and manage our internal network infrastructure, we leverage the capabilities of third-party service providers to provide technical expertise around network design, architecture, and cybersecurity services required for us to operate as an effective and efficient organization. We actively engage in business continuity and disaster recovery planning to effectively identify risks and understand business impacts, conduct tabletop exercises, and conduct annual recovery tests of critical systems to ensure the adequacy of contingency plans.

The majority of our systems used to conduct day-to-day banking operations are operated by a third-party service provider. Also, certain key transaction processing platforms, such as debit card processing, credit card processing, mobile banking, online banking, telephone banking, and web-site services, are outsourced to third-party service providers. These third-party providers provide the scalability, infrastructure, and disaster recovery capabilities to support our operating strategy.

Properties

Red River Bank conducts business from 23 banking centers located in Central, Northwest, Southeast, and Southwest Louisiana, and a loan production office in Covington, Louisiana. The Bank’s main office is located at 1412 Centre Court Drive, Alexandria, Louisiana. We operate 30 ATMs which include six stand-alone ATMs in the Central Louisiana area as well as a mobile ATM. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future. The following table summarizes pertinent details of our banking center locations as of December 31, 2018. We believe that the six banking center leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the banking center leases are with our directors, officers, beneficial owners of more than 5% of our voting securities, or any affiliates of the foregoing.

Banking Center Name	Street Address	City & State	Own/Lease
Central Louisiana market
Jackson Street Banking Center	1412 Centre Court Drive	Alexandria, LA	Own
Downtown Banking Center	600 Jackson Street	Alexandria, LA	Own
Highway 28 West Banking Center	5631 Coliseum Boulevard	Alexandria, LA	Own
North Mall Banking Center	3422 North Boulevard	Alexandria, LA	Lease
North Rapides Banking Center	4425 Monroe Highway	Ball, LA	Lease
Forest Hill Banking Center	4292 Highway 112	Forest Hill, LA	Own
Lecompte Banking Center	1210 Wall Street	Lecompte, LA	Own
Marksville Banking Center	447 East Tunica Drive	Marksville, LA	Own
Pineville Banking Center	3120 Highway 28 East	Pineville, LA	Lease

Northwest Louisiana market
East Texas Banking Center	2931 East Texas Street	Bossier City, LA	Own
Airline Banking Center	3300 Airline Drive	Bossier City, LA	Own
Market Street Banking Center	601 Market Street	Shreveport, LA	Lease
East Kings Banking Center	1753 East 70th Street	Shreveport, LA	Own
Provenance Banking Center	1020 Bridgewater Avenue	Shreveport, LA	Own
Uptown Banking Center	5868 Line Avenue	Shreveport, LA	Lease
Stonewall Banking Center	571 Highway 171	Stonewall, LA	Own

Southeast Louisiana market
Old Hammond Highway Banking Center	9400 Old Hammond Highway	Baton Rouge, LA	Own
Central Banking Center	14545 Wax Road	Baton Rouge, LA	Own
Jones Creek Banking Center	5350 Jones Creek Road	Baton Rouge, LA	Own
Essen Lane Banking Center	5063 Essen Lane	Baton Rouge, LA	Own
South Acadian Thruway Banking Center	2591 South Acadian Thruway	Baton Rouge, LA	Own
Dutchtown Banking Center	12509 Highway 73	Geismar, LA	Own

Southwest Louisiana market
Lake Street Banking Center	4112 Lake Street	Lake Charles, LA	Lease

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional, and national commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, fintech companies, and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies, and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services. While we seek to remain competitive with respect to fees charged, interest rates, and pricing, we believe that our broad and sophisticated commercial banking product suite, our high-quality customer service culture, our positive reputation, and long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Employees

As of December 31, 2018, we had 320 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are very good.

Legal Proceedings

On October 24, 2017, Red River Bancshares, Inc. and Red River Bank, as plaintiffs, filed a trademark infringement action against Red River Employees Federal Credit Union (“RREFCU”), as defendant, in the U.S. District Court for the Western District of Louisiana, Shreveport Division. In October 2017, RREFCU, which is headquartered in Texarkana, Texas and had previously only operated from locations in Texas and Arkansas, acquired and began operating the branches of the failed Shreveport Federal Credit Union using a “Red River” mark, including branches located in Caddo and Bossier parishes in Northwest Louisiana. Red River Bank commenced banking operations in Caddo and Bossier parishes in 2006 and 2008, respectively, and operates four banking center locations in Caddo parish and two banking center locations in Bossier parish. In addition, we obtained federal trademark registrations for use of the Red River Bank mark and name in 2001 and 2014, respectively. RREFCU does not hold trademark registrations for use of the “Red River” mark, and had only established prior use of the “Red River” mark in its Texarkana market area prior to commencing operations in Bossier and Caddo parishes. Due to our prior established use of the Red River Bank mark and name in these parishes, the likelihood of confusion to our customers, and the potentially negative impact to our brand resulting from the operations of RREFCU in our existing market areas, we filed suit against RREFCU and are seeking damages and injunctive relief to prevent RREFCU from infringing upon our trademark rights. At this time, only preliminary motions are pending in this proceeding.

Although we do not presently believe this pending litigation will have a material adverse impact on our operations, if we are unable to obtain the injunctive relief sought, we will have to coexist with RREFCU in our Northwest Louisiana market area which could lead to confusion for consumers of banking services in this market area. RREFCU has not filed a counterclaim for its own injunctive relief or damages, however the time to do so has not yet passed. If RREFCU files a counterclaim for injunctive relief or for damages, we believe both such claims would be without merit.

Additionally, from time to time, Red River Bank and we face routine litigation arising in the normal course of business. Neither Red River Bank nor we are presently party to any legal proceedings, the resolution of which we believe would have a material adverse effect on our business, future prospects, financial condition, liquidity, results of operations, cash flows, or capital levels. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially and adversely affect our reputation, even if resolved in our favor.

MANAGEMENT

General

We have a seasoned executive management team and board of directors. Our executive management team has a combined 321 years of financial services experience, including extensive experience in the commercial banking industry.

Our board of directors is composed of 11 members, all of whom are elected annually at the annual meeting of shareholders and serve one-year terms until their successors are elected and qualified or until such director’s earlier death, resignation, or removal. Our executive officers are appointed annually by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation, or removal.

The board of directors of Red River Bank consists of 12 members. All of the Company’s directors serve on the board of directors of Red River Bank, except for F. William Hackmeyer, Jr. As the sole shareholder of Red River Bank, we elect the directors of the Bank annually for a term of one year and the directors of the Bank hold office until their successors are elected and qualified or until such director’s earlier death, resignation, or removal. The executive officers of Red River Bank are appointed by the Bank’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation, or removal.

The following table sets forth certain information regarding the directors and executive officers of the Company and the Bank, and the positions they hold, as of the date of this prospectus:

Name	Age	Position with Red River Bancshares, Inc.	Position with Red River Bank	Company Director Since
John C. Simpson	77	Director and Non-Executive Chairman of the Board	Director and Non-Executive Chairman of the Board	1998

R. Blake Chatelain	55	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer	1998

Kirk D. Cooper	70	Director	Director	1998

Barry D. Hines	71	Director	Director	1998

Willie P. Obey	69	Director	Director	1998

Teddy R. Price	55	Director	Director	1998

Don L. Thompson	60	Director	Director	1998

H. Lindsey Torbett, CPA, CFP	64	Director	Director	1998

F. William Hackmeyer, Jr.	77	Director	-	2000

Robert A. Nichols	69	Director	Director	2007

M. Scott Ashbrook	49	Director	Director	2013

Bryon C. Salazar	46	-	Director, Executive Vice President – Chief Lending Officer	-

Tammi R. Salazar	49	-	Executive Vice President – Private Banking, Mortgage, and Investments	-

Name	Age	Position with Red River Bancshares, Inc.	Position with Red River Bank	Company Director Since

Isabel V. Carriere, CPA, CGMA	52	Executive Vice President, Treasurer, Chief Financial Officer, and Assistant Secretary	Executive Vice President, Controller, and Assistant Secretary	-

G. Bridges Hall, IV	45	-	Market President – Shreveport/Bossier City Region	-

David K. Thompson	53	-	Market President – Baton Rouge Region	-

Harold W. Turner	69	-	Director, Executive Vice President and Chief Corporate Development Officer	-

Amanda W. Barnett, JD	55	Senior Vice President, General Counsel, and Corporate Secretary	Senior Vice President, General Counsel, and Corporate Secretary	-

Andrew B. Cutrer	45	Senior Vice President	Senior Vice President and Director of Human Resources	-

Debbie B. Triche	49	-	Senior Vice President and Retail Administrator	-

Gary A. Merrifield	56	-	Senior Vice President and Credit Policy Officer	-

Jeffrey R. Theiler	54	-	Senior Vice President and Chief Operations Officer	-

Board of Directors

A brief description of the background of each of our directors together with the experience, qualifications, attributes, or skills that caused our board of directors to determine that the individual should serve as a director is set forth below. Except for the first cousin relationship of R. Blake Chatelain, President, Chief Executive Officer, and a director of both the Company and Bank, and Tammi R. Salazar, Executive Vice President of the Bank, no director of the Company has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or executive officer.

M. Scott Ashbrook.  Mr. Ashbrook serves as a director of the Company and Red River Bank, and has been with our organization since 2013. Mr. Ashbrook serves on Red River Bank’s Directors’ Loan Committee. His business experience includes serving as President and owner of Maison Healthcare Management Co., LLC, a property management company, and as owner/operator of long term care facilities and other commercial and residential real estate holdings. Prior to joining our board of directors, Mr. Ashbrook served as Chairman and Chief Executive Officer of Fidelity Bancorp, Inc., and Fidelity Bank, which were acquired by the Company in 2013. Mr. Ashbrook is a graduate of Louisiana Tech University and also holds an M.B.A. Mr. Ashbrook’s extensive business and banking experience qualify him to serve on our board of directors

R. Blake Chatelain.  Mr. Chatelain serves as the President, Chief Executive Officer, and as a director of the Company and Red River Bank, and has served in such capacities since he joined our organization in 1998. He is currently a member of our Executive Committee and Red River Bank’s Asset/Liability Management

Committee, Compensation Committee, and Directors’ Loan Committee. Prior to joining Red River Bank, Mr. Chatelain previously served as Executive Vice President of Rapides Bank & Trust Company in Alexandria, Louisiana, where he managed the commercial lending group from 1991 until its sale to Bank One Corporation in 1998. Prior to joining Rapides Bank & Trust Company, Mr. Chatelain served as Vice President at Hibernia National Bank in Monroe, Louisiana and was responsible for managing the commercial lending group. Mr. Chatelain has been a member of the LSU Board of Supervisors since 2008 and is currently serving his second term of office, having previously served as Chairman of the Board as well as chairing several committees. Mr. Chatelain is a graduate of Louisiana State University, B.S. in Finance, and is also a licensed real estate broker. Mr. Chatelain’s deep institutional knowledge, extensive banking experience, as well as his long-standing business and banking relationships in our markets, qualify him to serve on our board of directors.

Kirk D. Cooper.  Mr. Cooper serves as a director of the Company and Red River Bank, and has been with our organization since 1998. Mr. Cooper serves on our Audit Committee, Nominating and Corporate Governance Committee and on Red River Bank’s Asset/Liability Management Committee and Directors’ Loan Committee. Mr. Cooper’s business experience includes serving as President and part owner of Rent-It Company, Inc., a construction equipment rental and sales company based in Alexandria, Louisiana, from 1985 until its sale to Rental Service Corporation in 1998. He is a past president of the Louisiana Rental Association. Mr. Cooper is a member of the Food Bank of Alexandria’s Advisory Council, Trustee of the First United Methodist Church, and a member of the Exchange Club of Alexandria. Mr. Cooper is a graduate of Northeast Louisiana University, B.B.A. in Industrial Management. Mr. Cooper’s extensive business experience, community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

F. William Hackmeyer, Jr.  Mr. Hackmeyer serves as a director of the Company, and has been with our organization since 2000. He is a commercial real estate developer and has been engaged in the ownership and operation of office buildings, industrial office/warehouse buildings, and shopping centers in several states since 1979, including serving as managing partner of Hackmeyer Properties, Hackmeyer/Hailey Properties, Mid-South Partners, and Hackmeyer Properties of Florida. Mr. Hackmeyer is a graduate of the Georgia Institute of Technology, B.S. in Industrial Engineering (with Honors). Mr. Hackmeyer’s extensive commercial real estate experience, as well as his years of experience as a director of the Company, qualify him to serve on our board of directors.

Barry D. Hines.  Mr. Hines serves as a director of the Company and Red River Bank, and has been with our organization since 1998. He serves as a member of our Audit Committee. Mr. Hines has been involved in the ownership and management of multiple healthcare facilities and businesses, and currently serves as President of Quality Care Givers, Inc., a healthcare business consulting firm. Until its sale in 2002, Mr. Hines was general manager and part owner of Advantage Medical Products, LLC, a medical products supply company based in Alexandria, Louisiana. Mr. Hines is a former administrator of the Rapides Parish Police Jury, and a former Chairman of the England Industrial Airpark and Community, the public entity on which the Alexandria International Airport is located. Mr. Hines is a graduate of Louisiana State University. Mr. Hines’ extensive business and management experience, community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Robert A. Nichols.  Mr. Nichols serves as a director of the Company and Red River Bank, and has been with our organization since 2007. Mr. Nichols is the Chairman of the Board of Eagle Distributing of Shreveport, Inc., a wholesale distributor of beverage products for the ten parish area of Northwest Louisiana. He is also President of Gray Eagle Investments Company, an investment and consulting business. Mr. Nichols is a graduate of the University of Arkansas, B.S.B.A., in Marketing. Mr. Nichols’ extensive business experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Willie P. Obey.  Mr. Obey serves as a director of the Company and Red River Bank, and has been with our organization since 1998. He serves as a member of our Audit Committee. Mr. Obey is the President and owner of Obey Financial Group, LLC, a company he founded in 1993 which provides personal consumer loans. He also is the President of Willie Obey & Associates LLC, founded in 1980, which provides financial planning services to businesses and individuals. He is currently a General Agent for both Assurity Life and Lafayette Life Insurance companies and a current lifetime and qualifying member of the Million Dollar Round Table (“MDRT”). He has 40 years of qualifying membership with seven years as Court Of The Table, which is the second highest prestigious recognition with MDRT. Mr. Obey also previously served as a director of Security First National Bank in Alexandria, Louisiana from 1988 to 1991. Mr. Obey’s extensive business and financial experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Teddy R. Price.  Mr. Price serves as a director of the Company and Red River Bank, and has been with our organization since 1998. He serves as the Chairman of our Compensation Committee and is a member of our Executive Committee. Mr. Price is the President, Chief Executive Officer, and owner of Central Management Company, Inc., Winnfield, Louisiana, since 1986. Central Management Company is one of the largest owners and operators of long-term care facilities in Louisiana. Mr. Price was a director of Rapides Bank & Trust Company in Alexandria until its acquisition by Bank One Corporation in 1998. He is a director of the Louisiana Nursing Home Association, the Central Louisiana Economic Development Alliance, and has previously served on the boards of several professional and civic organizations. Mr. Price is a graduate of Northeast Louisiana University. Mr. Price’s extensive business experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

John C. Simpson.  Mr. Simpson serves as the non-executive Chairman of the Board of the Company and Red River Bank, and has been with our organization since 1998. He serves as a member of our Compensation Committee, and as the Chairman of our Nominating and Corporate Governance Committee and our Executive Committee. Mr. Simpson is a private investor and formerly served as the President and Chief Executive Officer of Red Simpson, Inc., a power line construction company based in Alexandria, Louisiana until its sale to Pike Electric Company in 2004. Since the sale of Red Simpson, Inc., Mr. Simpson has actively managed a portfolio of investments through S 3 Dynamics, L.P. and its subsidiaries, including real estate joint ventures, investments, numerous private equity funds and hedge funds, and individual portfolio investment. Mr. Simpson is a graduate of Louisiana State University, B.S., in Electrical Engineering. Mr. Simpson’s extensive business and investment experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Don L. Thompson.  Mr. Thompson serves as a director of the Company and Red River Bank, and has been with our organization since 1998. He serves as a member of our Compensation Committee. Mr. Thompson is a private investor and is the founder of Thompson Health Services, Inc., a provider of home health services in Central Louisiana, which was owned by him and his brother until its sale in 2003. Mr. Thompson has been involved in the ownership and management of several healthcare businesses and commercial real estate developments. Mr. Thompson’s extensive business and investment experience, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

H. Lindsey Torbett, CPA, CFP.  Mr. Torbett serves as a director of the Company and Red River Bank, and has been with our organization since 1998. He serves as Chairman of our Audit Committee. Mr. Torbett is an owner of Torbett Financial Strategies, Ltd., which is a consulting firm that Mr. Torbett founded in 1997 to provide financial consulting services to individuals and businesses in matters involving financial management strategies and venture capital arrangements. Mr. Torbett began his career with the firm of Price Waterhouse & Co. in Houston, Texas in 1975. Mr. Torbett currently chairs the Alexandria Civil Service Commission, is a former Alexandria city councilman, and is a former board member of the Port Authority of Alexandria. Mr. Torbett is also a Certified Public Accountant and Certified Financial Planner. Mr. Torbett is a graduate of Northwestern State University, B.S. (with Honors), in Accounting. Mr. Torbett’s extensive financial and accounting experience, community involvement, as well as his years of experience as a director of the Company and the Bank, qualify him to serve on our board of directors.

Executive Officers

A brief description of the background of each of the executive officers of the Company and Red River Bank who are not also directors of the Company is set forth below. Except for (i) the spousal relationship of Bryon C. Salazar, Executive Vice President — Chief Lending Officer and a director of the Bank, and Tammi R. Salazar, Executive Vice President — Private Banking, Mortgage, and Investments of the Bank, and (ii) the first cousin relationship of Tammi R. Salazar and R. Blake Chatelain, President, Chief Executive Officer, and a director of both the Company and Bank, no executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

Amanda W. Barnett, JD.  Amanda Wood Barnett serves as Senior Vice President, General Counsel, and Corporate Secretary of the Company and Red River Bank, and has been with the organization since 2010. Prior to joining Red River Bank, she was with the firm of Gold, Weems, Bruser, Sues & Rundell in Alexandria, Louisiana and before then with the firm of Milling, Benson, Woodward, Hillyer, Pierson & Miller in New Orleans, Louisiana. She is admitted to practice in Louisiana and in the U. S. District Courts for the Western, Middle and Eastern Districts of Louisiana, and the Northern and Eastern Districts of Texas. Ms. Barnett is a member of the Louisiana State Bar Association, the American Bar Association, and the Bar Association of the Federal Fifth Circuit. Ms. Barnett is a graduate of Newcomb College of Tulane University, B.A., in English Literature (Cum Laude), and Louisiana State University, J.D., graduating Order of the Coif and Phi Kappa Phi. She currently serves as President of the Louisiana Bar Foundation and is on its board of directors, is a past Chairman of the Bank Counsel Committee of the Louisiana Bankers Association, and is on the Government Relations Council of the American Bankers Association.

Isabel V. Carriere, CPA, CGMA.  Ms. Carriere serves as the Executive Vice President, Treasurer, Chief Financial Officer, and Assistant Secretary of the Company, and Executive Vice President, Controller, and Assistant Secretary of Red River Bank, and has been with our organization since 1999. Prior to joining Red River Bank, Ms. Carriere was manager of the Financial Planning Department at Whitney National Bank in New Orleans, Louisiana. From 1991 to 1997, Ms. Carriere worked in the Financial Planning and Financial Reporting departments of First Commerce Corporation in New Orleans. Prior to joining First Commerce Corporation, Ms. Carriere was with KPMG Peat Marwick in New Orleans, where she was involved in auditing depository organizations and their holding companies. Ms. Carriere is a Certified Public Accountant, a Chartered Global Management Accountant, and is a graduate of the A.B. Freeman School of Business at Tulane University, B.S., in Management (Cum Laude).

Andrew B. Cutrer.  Mr. Cutrer serves as Senior Vice President for the Company and as Senior Vice President and Director of Human Resources for Red River Bank. He has been with our organization since 2001. Prior to joining the Bank, Mr. Cutrer was Director of Human Resources at Bunkie General Hospital. Mr. Cutrer has a B.S. in Management and Marketing from Louisiana College, and an M.B.A. from Louisiana Tech University.

G. Bridges Hall, IV.  Mr. Hall serves as Shreveport-Bossier City Market President of Red River Bank. Mr. Hall joined the Bank as a Commercial Lender in the Shreveport market in 2006 and has also served as Chief Credit Officer of the Bank. Prior to joining the Bank, Mr. Hall spent seven years in management of a family-owned manufacturing business and then joined Hibernia National Bank eventually serving as the Credit Department Manager in Dallas, Texas. Mr. Hall is a graduate of Northwestern State University, B.S., in Business Administration, Louisiana State University-Shreveport, M.B.A., and the Graduate School of Banking at Louisiana State University.

Gary A. Merrifield.  Mr. Merrifield serves as Senior Vice President and Credit Policy Officer for Red River Bank, and has been with our organization since 2015. Prior to joining the Bank, Mr. Merrifield was the Senior Regional Credit Officer in Florida for Hancock Bank since 2010 and served as Regional Credit Officer in Louisiana for Hancock Bank since 2001. He began his career in 1985 with City National Bank, a subsidiary of

First Commerce Corporation, New Orleans, Louisiana. Mr. Merrifield is a graduate of Nicholls State University, B.S., in Marketing, and the Graduate School of Banking at Louisiana State University.

Bryon C. Salazar.  Mr. Salazar serves as Executive Vice President — Chief Lending Officer and as a director of Red River Bank, and chairs the Bank’s Directors’ Loan Committee. He has been with our organization since 1998. Prior to joining the Bank, Mr. Salazar was a commercial banker with Rapides Bank & Trust Company in Alexandria, Louisiana, as well as three other subsidiary banks of First Commerce Corporation in New Orleans, Louisiana. Mr. Salazar currently serves on the Board of Commissioners of the Central Louisiana Port Authority, where he served as President from 2013 to 2017. He also serves on the Board of Trustees of Rapides Regional Medical Center, where he currently serves as Vice Chairman. Mr. Salazar is a graduate of Louisiana State University, B.S., in Finance (Magna Cum Laude).

Tammi R. Salazar.  Ms. Salazar serves as Executive Vice President — Private Banking, Mortgage, and Investments of Red River Bank and leads our private banking, mortgage lending, and investment groups on a company-wide basis. She has been with our organization since 1998. Prior to joining the Bank, Ms. Salazar was Vice President for Rapides Bank & Trust Company in Alexandria, Louisiana, a subsidiary of First Commerce Corporation in New Orleans, Louisiana. She has served on the Board of Trustees of The Rapides Foundation, having served as Board Chair, and on the Board of Directors of the Alexandria Country Day School. Ms. Salazar currently serves on the boards of directors of the Rapides Children’s Advocacy Network and the River Oaks Art Center. Ms. Salazar is a graduate of Louisiana Tech University, B.S., in Finance.

Jeffrey R. Theiler.  Mr. Theiler serves as Senior Vice President and Chief Operations Officer for Red River Bank, and has been with our organization since 2015. Mr. Theiler has over 31 years of banking experience in retail, financial analysis, operations, security and risk. Prior to joining the Bank, Mr. Theiler served in a similar capacity with The Peoples Bank for one year, but most of his banking career (16 years) was with Hancock Whitney Bank in various senior leadership roles. His last position with Hancock Whitney was as their Chief Information Security Officer. Mr. Theiler is a graduate of the A.B. Freeman School of Business at Tulane University, B.S., in Management, and Loyola University, M.B.A.

David K. Thompson.  Mr. Thompson serves as Baton Rouge Market President of Red River Bank and has been with our organization since 2015. Prior to joining the Bank, Mr. Thompson was the Baton Rouge Commercial Group Leader for IBERIABANK from 2008 to 2015 and was with Regions Bank from 1999 to 2008 where he served as the Commercial and Industrial Group Manager for the Baton Rouge Market. He currently serves as President and Board Member of the Baton Rouge Chapter of the Risk Management Association and is a Board Member of the Greater Baton Rouge Food Bank. Mr. Thompson is a graduate of the University of Louisiana-Monroe, B.B.A., in Finance, and the Graduate School of Banking at Louisiana State University.

Debbie B. Triche.  Ms. Triche serves as a Senior Vice President and Retail Administrator for the Bank, and has been with our organization since 2000. Prior to joining the Bank, Ms. Triche was a Vice President and Retail Branch Manager with Rapides Bank and Trust Company in Alexandria, a subsidiary of First Commerce Corporation in New Orleans, Louisiana. She was also formerly a Vice President and Retail Branch Manager with Hancock Bank in Alexandria. Ms. Triche is a graduate of Louisiana Tech University, B.S., in Marketing.

Harold W. Turner.  Mr. Turner serves as a director, Executive Vice President and Chief Corporate Development Officer of Red River Bank, and has been with our organization since 2006. Prior to joining the Bank, Mr. Turner was Executive Vice President and Regional Chairman of Hibernia National Bank’s Northern Region, which included all of Northern Louisiana and Northern Texas. Mr. Turner spent a total of 33 years in the employment of Hibernia National Bank. In addition to his banking background, Mr. Turner has served as Chairman of several nonprofit organizations in the communities in which he has lived. In 2009, Mr. Turner was awarded the Business Leader of the Year in Shreveport-Bossier City by The Greater Shreveport Chamber of Commerce. In 2012, he was inducted into the Business Hall of Fame by the Junior Achievement of Northwest Louisiana. Mr. Turner is a graduate of Northeast Louisiana State University, B.S., in Data Processing, and

Northwestern State University, M.B.A. In addition, Mr. Turner is a graduate from the School of Banking of the South at LSU in Baton Rouge, the Graduate School of Banking at the University of Oklahoma, and the American Banking Association School of Banking at Northwestern University in Evanston, Illinois.

Corporate Governance Guidelines and Board Matters

We are committed to having sound corporate governance guidelines, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Governance Guidelines that set forth the framework within which our board of directors, assisted by its committees, directs the affairs of our organization. The Governance Guidelines address, among other things, the composition and functions of our board of directors and its committees, director independence, compensation of directors, management succession, and review and selection of new directors. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees. Upon the completion of this offering, our Governance Guidelines, as well as the Code of Business Conduct and Ethics, will be available on the Investor Relations page of our corporate Internet site at www.redriverbank.net. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements with respect to any of our directors or executive officers, will be disclosed on our corporate Internet site as well as by any other means required by Nasdaq Stock Market rules or SEC rules.

Director Selection Process.  Our bylaws provide that nominations of persons for election to the board of directors may be made by or at the direction of our board of directors or by any shareholder entitled to vote for the election of directors who complies with certain notice procedures. The Nominating and Corporate Governance Committee is responsible for identifying and recommending candidates to the board as vacancies occur. Director candidates are evaluated using certain established criteria, including familiarity with the financial services industry, their personal financial stability, and their willingness to serve. The Nominating and Corporate Governance Committee will also consider the candidate’s level of financial literacy, his or her ability to devote an adequate amount of time to his or her duties as a director, and any past or present relationship the candidate has with our business. The Nominating and Corporate Governance Committee is responsible for monitoring the mix of skills and experience of the directors in order to assess whether the board has the necessary tools to perform its oversight function effectively. Although we do not have a separate diversity policy, the Nominating and Corporate Governance Committee considers the diversity of our directors and nominees in terms of knowledge, experience, skills, expertise, and other demographics that may contribute to our board of directors. The Nominating and Corporate Governance Committee will also evaluate candidates recommended by shareholders, provided that such candidates are nominated in accordance with the applicable provisions of our bylaws.

Director Independence.  Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has undertaken a review of the independence of each director based upon these rules and our own Governance Guidelines. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Chatelain, each of our current directors qualifies as an independent director under the applicable rules. The 10 independent directors constitute a majority of the 11 members of our board of directors.

In making independence determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure.  The board of directors of the Company meets quarterly and the board of directors of Red River Bank meets monthly with the exception of August. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board. It is our board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the Nominating and Corporate Governance Committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Chatelain serving as our Chief Executive Officer and Mr. Simpson as Chairman of the Board, reinforcing the leadership role of our board of directors in its oversight of our business and affairs.

Compensation Committee Interlocks and Insider Participation.  Upon the completion of this offering, none of the members of our Compensation Committee will be or will have been an officer or employee of Red River Bancshares, Inc., or of Red River Bank. None of our executive officers serve or have served as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, the Executive Committee, and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable laws and regulations and our corporate governance documents.

Audit Committee.  The members of our Audit Committee are Messrs. Torbett (Chairman), Cooper, Hines, and Obey. Our Audit Committee has responsibility for, among other things:

•	selecting, engaging, and overseeing the independent auditors;

•

overseeing the integrity of our financial statements, including the annual audit, the annual audited financial statements, financial information included in our periodic reports filed with the SEC, and any earnings releases or presentations;

•	overseeing our financial reporting internal controls;

•	overseeing our internal audit functions, including oversight of the Chief Audit Executive;

•	overseeing our compliance with applicable laws and regulations;

•	overseeing our risk management functions;

•	overseeing our process for receipt of complaints and our Whistleblower Policy; and

•

reviewing and investigating any possible violation of the Code of Business Conduct and Ethics or other standards of business conduct by any officer or employee of the Company that is related to our audit or accounting practices.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable Nasdaq Stock Market rules require our audit committee to be composed entirely of independent directors upon the effective date of our registration statement. Our board of directors has affirmatively determined that each of the members of our audit committee is independent under the rules of the Nasdaq Stock Market and for purposes of serving on an audit committee under applicable SEC rules. Our board of directors has also determined that Mr. Torbett qualifies as an “audit committee financial expert” as defined by the SEC. Our board of directors has adopted a written charter for our Audit Committee, which will be available on the Investor Relations page of our corporate Internet site at www.redriverbank.net upon the completion of this offering.

Compensation Committee.  The members of our Compensation Committee are Messrs. Price (Chairman), Simpson, and Thompson. Our Compensation Committee is responsible for, among other things:

•

annually reviewing and approving compensation of our CEO, including determination of salary, bonus and incentive opportunities, and other compensation, and approving goals and objectives relevant to the compensation of the CEO and evaluating the CEO’s performance in light of such goals and objectives;

•	together with the CEO, annually reviewing and approving compensation of our other executive officers;

•	reviewing and ensuring compliance with applicable laws and regulations regarding executive compensation;

•

retaining, or obtaining the advice of, such compensation consultants, legal counsel, or other advisers as the Compensation Committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation, and oversight of the work of such consultant, counsel, or adviser;

•	reviewing and approving employment agreements, severance arrangements, change in control agreements, and similar matters; and

•	administering, reviewing, and making recommendations with respect to our equity compensation plans.

Our board of directors has evaluated the independence of the members of our Compensation Committee and has determined that each of the members of our Compensation Committee is independent under Nasdaq Stock Market standards. The members of the Compensation Committee also qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act. Our board of directors has adopted a written charter for our Compensation Committee, which will be available on the Investor Relations page of our corporate Internet site at www.redriverbank.net upon the completion of this offering.

Nominating and Corporate Governance Committee.  The members of our Nominating and Corporate Governance Committee are Messrs. Simpson (Chairman), Cooper, and Price. Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	evaluating and making recommendations to our board regarding our board’s number and composition, committee structure and assignments, and director responsibilities;

•

assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our board of directors, including reviewing any prospective directors nominated by shareholders;

•	developing and overseeing a self-evaluation process for our board;

•	reviewing developments in corporate governance practices and developing and recommending governance guidelines applicable to our board of directors; and

•

reviewing related party transactions and investigating any possible violation of the Code of Business Conduct and Ethics or other standards of business conduct by any director or executive officer of the Company, except as such are related to our audit or accounting practices.

Our board of directors has evaluated the independence of the members of the Nominating and Corporate Governance Committee and has determined that each of the members is independent under Nasdaq Stock Market standards. Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee, which will be available on the Investor Relations page of our corporate Internet site at www.redriverbank.net upon the completion of this offering.

Executive Committee.  The members of our Executive Committee are Messrs. Simpson (Chairman), Chatelain, and Price. Our Executive Committee generally has the authority to exercise the power of the full board of directors during intervals between meetings of the board as to matters that are not specifically reserved to the board or delegated by the board to another committee.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers.”

Our named executive officers for the year ended December 31, 2018, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

•	R. Blake Chatelain, President and Chief Executive Officer of Red River Bank and Red River Bancshares, Inc.;

•	Bryon C. Salazar, Executive Vice President — Chief Lending Officer of Red River Bank; and

•	Tammi R. Salazar, Executive Vice President — Private Banking, Mortgage, and Investments of Red River Bank.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal year ended December 31, 2018. Except as set forth in the footnotes to the table, all cash compensation for each of our named executive officers was paid by Red River Bank, where Mr. Chatelain serves as President and Chief Executive Officer, Mr. Salazar serves as Executive Vice President — Chief Lending Officer, and Ms. Salazar serves as Executive Vice President — Private Banking, Mortgage, and Investments.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
R. Blake Chatelain	2018	$389,053	$145,000	-	$48,536	$26,987	$609,576
President and Chief Executive Officer

Bryon C. Salazar	2018	$223,344	$57,000	$29,992	$12,547	$11,371	$334,254
Executive Vice President — Chief Lending Officer

Tammi R. Salazar	2018	$241,318	$57,000	$29,992	$16,293	$17,793	$362,396
Executive Vice President — Private Banking, Mortgage, and Investments

(1)	Represents a discretionary award for 2017 performance paid in 2018.

(2)

These amounts represent the aggregate grant date fair value of restricted stock granted in 2018, calculated in accordance with Financial Accounting Standards Board Account Standards Codification Topic 718. Assumptions used in the calculation of these amounts are discussed in Note 1 and Note 11 to our consolidated financial statements as of December 31, 2018. The fair market value of shares was determined by the board of directors.

(3)

We sponsor a non-qualified, non-contributory Supplemental Executive Retirement Plan (“SERP”). The amounts in this column represent the increase in the named executive officers’ vested benefits under the SERP during the year. See the discussion under “Supplemental Executive Retirement Plan” for additional information.

(4)	The amounts shown in this column are composed of the following items:

Description	Chatelain	B. Salazar	T. Salazar
Employer 401(k) contributions	$10,313	$9,000	$9,000
Vehicle allowance	10,200	-	6,000
Life insurance premiums	1,993	390	2,301
Dividends paid on restricted stock	480	342	342
Social and civic club dues and memberships	4,001	1,639	150

Total	$26,987	$11,371	$17,793

Outstanding Equity Awards as of December 31, 2018

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2018. All of the stock option awards shown in the table below were granted under the Red River Bancshares, Inc. 2008 Equity Incentive Plan (“2008 Plan”), and were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. All of the restricted stock awards shown in the table below were granted under the 2008 Plan.

	Option Awards			Restricted Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)
R. Blake Chatelain	10,000	$14.31	03/24/2020	1,600	(2)	$65,184
	10,000	$17.33	07/01/2022
Bryon C. Salazar	1,500	$12.32	03/24/2019	2,350	(3)	$95,739
Tammi R. Salazar	1,500	$12.32	03/24/2019	2,350	(4)	$95,739

(1)	Based on $40.74 per share, which is the fair market value determined by Equity Research Services as of December 31, 2018.

(2)	Reflects 4,000 shares of restricted stock granted to Mr. Chatelain on July 1, 2015, which shares will vest ratably over five years.

(3)

Reflects the following restricted stock grants to Mr. Salazar: (i) 1,000 shares granted on July 1, 2015, which shares will vest ratably over five years, (ii) 850 shares granted on July 1, 2016, which shares will vest ratably over five years, (iii) 800 shares granted on July 1, 2017, which shares will vest ratably over five years, and (iv) 800 shares granted on July 1, 2018, which shares will vest ratably over five years.

(4)

Reflects the following restricted stock grants to Ms. Salazar: (i) 1,000 shares granted on July 1, 2015, which shares will vest ratably over five years, (ii) 850 shares granted on July 1, 2016, which shares will vest ratably over five years, (iii) 800 shares granted on July 1, 2017, which shares will vest ratably over five years, and (iv) 800 shares granted on July 1, 2018, which shares will vest ratably over five years.

Our Compensation Philosophy

Our compensation philosophy is to establish and maintain compensation programs which reflect position responsibilities, are competitive with the external market, and are capable of attracting, retaining, and motivating competent employees. Our compensation programs do not encourage excessive risk taking by any employees. Maintaining strong asset quality and long term banking relationships is our primary focus. Our goal is to align our compensation programs with the long-term interests of our shareholders.

We continue to follow these same principles in our compensation programs for all employees, including our executive officers. Our Compensation Committee analyzes and reviews current market data for comparable financial institutions and for the industry as a whole, and strives to maintain compensation programs that are competitive among our peers.

Equity Incentive Plans

The purpose of our long-term incentive program is to focus our executives on long-term corporate goals, disciplined growth, and the creation of shareholder value. We further believe that equity ownership by our executive officers aligns executives’ interests with those of our shareholders. We provide equity-based incentives through our 2008 Equity Incentive Plan, our 2018 Equity Incentive Plan, and other equity-based awards.

Red River Bancshares, Inc. 2008 Equity Incentive Plan.  On April 17, 2008, our board of directors adopted the 2008 Plan. The 2008 Plan provided for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted stock awards, restricted stock units, stock appreciation rights (“SARs”), or any combination thereof. The 2008 Plan expired on December 31, 2018, and no new awards may be granted under the 2008 Plan. However, all outstanding and unexercised awards previously granted under the 2008 Plan will continue to be governed by the terms and conditions of the 2008 Plan.

As of December 31, 2018, we had 28,000 outstanding and unexercised stock options issued under the 2008 Plan, of which all shares were vested. All of these options have been issued to our executive officers and key personnel, including our named executive officers, and remain subject to the terms and conditions of the 2008 Plan until they are exercised or forfeited. As of December 31, 2018, the weighted average exercise price of the stock options issued under our 2008 Plan was $14.85.

We have also granted shares of restricted stock under the 2008 Plan to our executive officers and key personnel, including our named executive officers, pursuant to individual restricted stock award agreements. As of December 31, 2018, we had an aggregate of 21,190 outstanding and unvested restricted stock awards. The shares of restricted stock vest in 20.0% increments on the first through the fifth anniversaries of the grant date. During 2018, we granted 6,750 restricted stock awards. For the year ended December 31, 2018, our compensation expense for shares of restricted stock that vested in 2018 was $192,000, and there was approximately $568,000 of total unrecognized compensation cost related to restricted stock awards, which will be recognized over a weighted average period of 4.5 years.

Red River Bancshares, Inc. 2018 Equity Incentive Plan.  On October 25, 2018, our board of directors adopted the Red River Bancshares, Inc. 2018 Equity Incentive Plan (“2018 Plan”), subject to the adoption of the 2018 Plan by our shareholders. The 2018 Plan was presented to, and was approved by, our shareholders at our 2019 annual shareholders’ meeting that was held on April 3, 2019. The following is a brief summary of the material terms of our 2018 Plan.

Purpose.  The purpose of our 2018 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our success.

Administration.  Our board of directors or one or more committees appointed by our board of directors will administer the 2018 Plan. For this purpose, our board of directors has delegated general administrative authority for the 2018 Plan to the Compensation Committee.

Term.  The 2018 Plan became effective when it was approved and adopted by our board on October 25, 2018. Unless earlier terminated by our board in accordance with its terms, the 2018 Plan will continue in effect until the date that all shares issuable under the 2018 Plan have been purchased or acquired; provided, however, that in no event may any options be granted under the 2018 Plan more than ten years after its effective date.

Eligibility.  Persons eligible to receive awards under the 2018 Plan include officers, directors, employees, and consultants of the Company and Bank. The Compensation Committee determines from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards.  The maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2018 Plan equals 200,000 shares, all of which may be subject to ISO treatment. If any shares of stock covered by an award granted under the 2018 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2018 Plan with respect to the award will again be available for issuance pursuant to awards granted under the 2018 Plan. Shares withheld or tendered to satisfy the exercise price or tax withholding obligations related to an award will again be available for issuance pursuant to awards granted under the 2018 Plan.

Currently Outstanding Awards.  As of the date of this prospectus, there were no outstanding awards under the 2018 Plan.

Adjustments for Changes in Capitalization.  In connection with recapitalizations, stock dividends, stock splits, combination of shares, or other changes in the stock, our Compensation Committee will make adjustments that it deems appropriate to the aggregate number of shares of common stock that may be issued under the 2018 Plan and the terms of outstanding awards.

Incentive Awards.  The 2018 Plan authorizes the grant of stock options, SARs, restricted stock, restricted stock units, performance-based awards, as well as other awards described in the 2018 Plan. The 2018 Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Each award will be reflected in an agreement between the company and the relevant recipient and will be subject to the terms of the 2018 Plan, together with any other terms or conditions contained in the award agreement that are consistent with the 2018 Plan and that the Compensation Committee deems appropriate.

Stock Options.  A stock option is the right to purchase shares of common stock at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an ISO or NSO. ISOs are taxed differently from NSOs, as described below under

“— Federal Income Tax Treatment of Awards under the 2018 Plan.” ISOs also are subject to more restrictive terms and are limited in amount by the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”) and the 2018 Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Compensation Committee.

Stock Appreciation Rights.  A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock on the date of grant.

Restricted Stock.  A restricted stock award is typically for a fixed number of shares of common stock that remain forfeitable unless and until specified conditions are met. Upon satisfaction of the applicable conditions, the holder of a restricted stock award may sell or transfer the shares.

Restricted Stock Units.  A restricted stock unit is an award that entitles the recipient to receive a share of our common stock or an amount of cash equal to the fair market value of a share of our common stock upon the satisfaction of applicable restrictions. Restricted stock units are similar to restricted stock; however restricted stock units are a promise to deliver shares or cash, while an award of restricted stock is a grant of actual shares of our common stock subject to transfer restrictions.

Performance-Based Awards.  Our Compensation Committee may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award. In connection with the evaluation of performance-based compensation, our Compensation Committee may select one or more specified performance objectives when establishing the performance measures of a performance-based award, but such objectives must be set no later than 90 days after the beginning of the applicable performance period. The 2018 Plan allows performance objectives to be described in terms of objectives that are related to an individual participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function, or business unit, and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable subsidiary, division, department, region, function, or business unit) or measured relative to selected peer companies or a market index.

Acceleration of Awards; Possible Early Termination of Awards.  Upon a change in control of our Company, outstanding awards under the 2018 Plan will be assumed or substituted on substantially the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or SARs, will become immediately exercisable. For this purpose, a change in control is defined to include certain changes in the majority of our board of directors, the sale of all or substantially all of our assets, and the consummation of certain mergers or consolidations.

Transfer Restrictions.  Subject to certain exceptions, awards under the 2018 Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by that person.

Termination of or Changes to the 2018 Plan.  Our board of directors may, in its discretion, amend, alter, or terminate the 2018 Plan or any award outstanding under the 2018 Plan at any time and in any manner. Unless required by applicable law or listing agency rule, shareholder approval for any amendment will not be required. Unless previously terminated by our board of directors, the 2018 Plan will terminate on the tenth anniversary of its effective date. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the 2018 Plan.  Federal income tax consequences (subject to change) relating to awards under the 2018 Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For NSOs, we are generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the 2018 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. We will generally have a corresponding deduction at the time the participant recognizes income. However, as for those awards subject to ISO treatment, we would generally have no corresponding compensation deduction.

If an award is accelerated under the 2018 Plan in connection with a change in control (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration, commonly called a parachute payment, if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes on the individual may be triggered). Furthermore, compensation in excess of $1,000,000 attributable to awards (i) issued after November 2, 2017, (ii) issued before November 3, 2017 that do not qualify as “performance-based” within the meaning of former provisions Section 162(m) of the Internal Revenue Code, or (iii) not falling within any other applicable exceptions, may not be deductible in certain circumstances.

Discretionary Incentive Bonus Plan

Red River Bank has established a Discretionary Incentive Bonus Plan (“Bonus Plan”) that provides our officers and employees (other than tellers and personal bankers who participate in a separate incentive plan) with performance based incentive bonuses that are based on employee performance and, in the case of lenders, portfolio credit quality. Awards under the Bonus Plan are discretionary in nature and subject to change on an annual basis. The maximum amount that is accrued for awards under the Bonus Plan is established annually by the Bank’s Compensation Committee, and target awards are generally granted no later than March 31 following the end of a plan year.

Employment Agreements

Red River Bank entered into an employment agreement with R. Blake Chatelain on April 1, 2014 regarding his service as its President and Chief Executive Officer. The employment agreement with Mr. Chatelain automatically extends on a day-to-day basis for an “evergreen” three-year term, unless earlier terminated in accordance with the terms of the agreement. The agreement provides for a minimum annual increase in base salary of 3.0%, participation in benefit plans and incentive bonus plans offered by Red River Bank, paid vacation, a vehicle allowance, social and civic club memberships, and health insurance. As of December 31, 2018, Mr. Chatelain’s base salary was $400,000.

If Mr. Chatelain’s employment is terminated by Red River Bank without cause (as defined in the agreement) during the term of the agreement, if Mr. Chatelain resigns for cause (as defined in the agreement), or if Mr. Chatelain resigns within 12 months following a change in control (as defined in the agreement), he will be entitled to payment of an amount equal to his then current monthly base salary multiplied by the number of months remaining in his term of employment, plus certain continued benefits to which he would otherwise be entitled in accordance with the terms and provisions of any such plans or programs.

We have not entered into employment agreements with any of our other officers, including Mr. Salazar or Ms. Salazar, each of whom serves at the pleasure of our board of directors and is an “at will” employee.

Change in Control Agreements

The occurrence or potential occurrence of a change in control could create uncertainty regarding the continued employment of our executive officers. Providing change in control benefits offers executive officers a level of security which we believe allows them to continue to focus and serve in the best interest of us and our shareholders.

As discussed above, the employment agreement with Mr. Chatelain contains certain provisions that provide additional benefits to him in the event he resigns within 12 months following a change in control. The Company also entered into Change in Control Agreements with Bryon C. Salazar and Tammi R. Salazar on January 14, 2014. Under these agreements, each of Mr. Salazar and Ms. Salazar would be entitled to receive a lump sum payment equal to two times their then-current base salary and payment of COBRA health insurance premiums for 12 months if (i) the officer voluntarily terminates his or her employment for any reason (other than due to death or disability) within 12 months following a change in control, or (ii) the officer’s employment is involuntarily terminated (other than for cause or due to death or disability) within three months prior to a change in control or within 24 months after a change in control.

Supplemental Executive Retirement Plan

We sponsor a non-qualified, non-contributory Supplemental Executive Retirement Plan (“SERP”) for the benefit of certain officers. The plan provides retirement benefits to these officers payable in monthly installments beginning at age 65. Retirement benefit amounts have been determined and approved by our

Compensation Committee. Plan participants are fully vested at age 65. The SERP’s normal retirement benefit is payable following separation from service after reaching age 65, and is payable over 15 years. This plan was adopted originally in 2004, and has been closed to any new participants. This plan also provides a death benefit to the participants’ beneficiaries.

Plan expenses are funded through earnings from bank-owned life insurance policies purchased by the Bank. The cash surrender value of the life insurance policies held by us totaled $21.3 million for the year ended December 31, 2018. Our expenses related to the SERP totaled $254,000 for the year ended December 31, 2018, and our recorded liability under the SERP totaled approximately $1.8 million as of December 31, 2018.

The following table provides information regarding SERP benefits for our named executive officers.

	Supplemental Executive Retirement Plan
Name	Vested Annual Benefit as of 12/31/2018	Full Annual Benefit at Age 65	Increase in Vested Benefits during 2018
R. Blake Chatelain	$108,000	$180,000	$48,536
Bryon C. Salazar	$48,529	$110,000	$12,547
Tammi R. Salazar	$53,226	$110,000	$16,293

Split-Dollar Agreements

Red River Bank is the owner of various life insurance policies covering certain officers of the Bank, including all of our named executive officers. In connection with these life insurance policies, Red River Bank entered into Endorsement Method Split-Dollar Agreements with each of our named executive officers on October 1, 2004, which agreements provide for certain death benefits to the beneficiaries of Mr. Chatelain, Mr. Salazar, and Ms. Salazar. In particular, the Endorsement Method Split-Dollar Agreements provide for a maximum death benefit to Mr. Chatelain’s beneficiaries of $1.4 million, to Mr. Salazar’s beneficiaries of $500,000, and to Ms. Salazar’s beneficiaries of $500,000, respectively, which death benefits are subject to reduction to the extent that the officer receives payments under their respective SERPs (as discussed above) upon reaching age 65. All proceeds from the Endorsement Method Split-Dollar Agreements that are not paid to the beneficiaries of our officers will be paid to Red River Bank.

Risk Assessment of Compensation Policies and Practices

In connection with the Compensation Committee’s evaluation and review of our policies and practices of compensating our employees, including executives and nonexecutive employees, as such policies and practices relate to risk management practices and risk-taking, the Compensation Committee has determined that its compensation plans and practices are not likely to have an adverse effect on us. The plans are subject to review and modification by the Compensation Committee on an annual basis, and the Compensation Committee retains discretion with regard to any bonus award decisions.

Compensation of Directors

We pay our non-employee directors based on the directors’ attendance at board and committee meetings held throughout the year, and Red River Bank pays its non-employee directors in the same manner. Directors who are also employees receive no additional compensation for their service as directors. During 2018, non-employee directors received $1,300 per board meeting attended. Non-employee directors also received a fee per committee meeting attended, which varied based on the particular committee. The Chairman of the Audit Committee received a fee of $500 per meeting attended, and the other committee chairmen and committee members received a fee of $200 per meeting attended. When a meeting of the Company’s board of directors is held on the same day as a meeting of Red River Bank’s board of directors, our outside directors do not receive a fee for attending the Company board meeting. Directors may elect for board fees to be paid in cash, stock, or deposited into the deferred compensation program, as described in more detail below. Committee fees may be paid in cash or deposited into the deferred compensation program.

Director Compensation Program.  We have adopted a Director Compensation Program which allows directors an opportunity to (i) defer income tax payments on their annual cash director fees within the restrictions imposed by the Internal Revenue Code, (ii) elect to have their annual director fees paid with shares of our common stock, or (iii) receive their annual director fees in cash with no deferral of the related income tax. Committee fees are only paid to directors in cash, which may also be deferred under this program. Any cash deferrals are credited to the participant’s program account on the last day of each calendar quarter and earn interest based on the 12 month LIBOR rate published on the first day of each calendar quarter, which is credited to the participant’s account at the end of each calendar quarter. All cash amounts deferred by participants are fully vested, and distributions under the program will be paid out following the participant’s separation of service, death, severe financial hardship, or upon termination of the program. Deferred compensation account balances are unsecured, and all amounts remain part of our operating assets. Directors who elect to have their annual director fees paid with our common stock are issued such shares after the end of each calendar year, based on the fair market value of such shares.

The following table sets forth compensation paid, earned or awarded during 2018 to each of our non-employee directors. The table also includes compensation attributable to the director’s service with Red River Bancshares, Inc. and Red River Bank.

Name	Fees Paid in Cash	Fees Paid as Deferred Compensation	Fees Paid in Company Stock(1)	Total Compensation
M. Scott Ashbrook	$16,600	-	-	$16,600
Kirk D. Cooper	-	$8,200	$14,354	$22,554
F. William Hackmeyer, Jr.	-	$11,700	-	$11,700
Barry D. Hines	$7,200	-	$14,354	$21,554
Robert A. Nichols	-	$19,300	-	$19,300
Willie P. Obey	$7,200	-	$14,354	$21,554
Teddy R. Price	-	$5,200	$14,353	$19,553
Christopher J. Rich, MD(2)	-	$2,600	$10,453	$13,053
John C. Simpson	-	$3,000	$14,354	$17,354
Don L. Thompson	$4,200	-	$14,354	$18,554
H. Lindsey Torbett, CPA, CFP	$24,500	-	-	$24,500

(1)	Based on $40.74 per share, which was the fair market value determined by Equity Research Services as of December 31, 2018.

(2)	Dr. Rich is a former director, now deceased. He passed away on January 19, 2019.

Directors are reimbursed for travel, food, lodging, and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of Red River Bank.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of April 3, 2019, and as adjusted to reflect the completion of this offering, for:

•	each person known to us to be the beneficial owner of more than 5.0% of our common stock;

•	each of our directors and named executive officers;

•	all directors and named executive officers, as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Red River Bancshares, Inc., 1412 Centre Court Drive, Suite 402, Alexandria, Louisiana 71301.

In addition to the shares of common stock we are offering, F. William Hackmeyer, Jr., Barry D. Hines, and H. Lindsey Torbett, each of whom serves as a director of our company, are offering shares of our common stock for resale. The number of shares being offered for resale by each of our selling shareholders is set forth in the table below.

The table below calculates the percentage of beneficial ownership based on 6,636,926 shares of common stock outstanding as of April 3, 2019, and 7,210,246 shares of our common stock outstanding upon the completion of this offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Before Offering		Shares Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Number	Percent
5% or Greater Shareholders:
Simeon A. Thibeaux, Trustee(1)	1,037,932	15.64%	-	1,037,932	14.40%
John C. Simpson(2)	503,172	7.58%	-	503,172	6.98%
Teddy R. Price(3)	393,324	5.93%	-	393,324	5.46%

Directors and Named Executive Officers:
M. Scott Ashbrook(4)	97,072	1.46%	-	97,072	1.35%
R. Blake Chatelain(5)	163,926	2.46%	-	163,926	2.27%
Kirk D. Cooper(6)	79,438	1.20%	-	79,438	1.10%
F. William Hackmeyer, Jr.	180,128	2.71%	10,000	170,128	2.36%
Barry D. Hines	29,952	*	9,680	20,272	*
Robert A. Nichols(7)	41,128	*	-	41,128	*
Willie P. Obey	15,732	*	-	15,732	*
Teddy R. Price(3)	393,324	5.93%	-	393,324	5.46%
Bryon C. Salazar(8)	33,650	*	-	33,650	*
Tammi R. Salazar(9)	38,050	*	-	38,050	*
John C. Simpson(2)	503,172	7.58%	-	503,172	6.98%
Don L. Thompson(10)	56,232	*	-	56,232	*
H. Lindsey Torbett, CPA, CFP(11)	83,180	1.25%	7,000	76,180	1.06%

All directors and named executive officers as a group (13 persons)	1,714,984	25.76%	26,680	1,688,304	23.35%

*	Denotes beneficial ownership representing less than 1.0%.

(1)

Includes shares held of record in the following trusts for which Mr. Thibeaux serves as the trustee: 295,332 shares held of record by the John C. Simpson GRAT 2017 Trust NO. 1, 367,966 shares held of record by the Angela Katherine Simpson Trust, and 374,634 shares of record by the John Charles Simpson Jr. Trust. The mailing address for the trusts is: c/o Simeon A. Thibeaux, Trustee, 503 Sandy Hill Lane, Pineville, Louisiana 71360.

(2)	Includes 295,332 shares held of record by the John C. Simpson GRAT 2017 Trust NO. 1 for the benefit of Mr. Simpson.

(3)	Includes 63,326 shares that are held of record by Kisatchie Industries, LLC, for which Mr. Price serves as Manager.

(4)	Includes 48,536 shares that are held of record by the Jeffrey M. Ashbrook Testamentary Trust, for which Mr. Ashbrook serves as trustee.

(5)

Includes 101,826 shares held of record jointly by Mr. Chatelain and his spouse, 32,100 shares held of record by Mr. Chatelain’s individual retirement account, 6,000 shares held of record by Mr. Chatelain’s 401(k) plan account, options to purchase 20,000 shares, and 1,600 shares of unvested restricted stock.

(6)

Includes 36,206 shares held of record by Mr. Cooper’s self-directed individual retirement account, and 34,728 shares held of record by The Cooper Family Limited Partnership, of which Mr. Cooper is general partner.

(7)	Includes 15,128 shares held of record by Mr. Nichol’s self-directed individual retirement account, and 26,000 shares held in Grey Eagle Properties, LP of which Mr. Nichols is President.

(8)

Includes 3,300 shares that are held of record by Mr. Salazar’s self-directed individual retirement account, 2,800 shares held in Mr. Salazar’s 401(k) plan account, and 2,350 shares of unvested restricted stock. Does not include shares held of record by Mr. Salazar’s spouse, Tammi R. Salazar.

(9)

Includes 6,300 shares that are held of record by Ms. Salazar’s self-directed individual retirement account, 2,800 shares held in Ms. Salazar’s 401(k) plan account, and 2,350 shares of unvested restricted stock. Does not include shares held of record by Ms. Salazar’s spouse, Bryon C. Salazar.

(10)	Includes 52,500 shares that are held of record by Don & Mark, LLC, of which Mr. Thompson is managing member.

(11)	Includes 4,180 shares that are held of record by Mr. Torbett’s spouse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and named executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2016, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5.0% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Private Sales of Capital Stock

The following table summarizes the purchases of our common stock in private transactions conducted pursuant to applicable exemptions from the registration requirements of the Securities Act since January 1, 2016 by certain of our directors, executive officers, and beneficial holders of more than 5.0% of our common stock and their respective affiliates. All of the transactions described below were made in connection with our 2017 private placement offering (adjusted to give effect to the 2018 2-for-1 stock split) and were for the same purchase price per share paid by the other investors that participated in such offering.

Shareholder	Issue Date	Shares	Total Purchase Price
Deborah C. Bain(1)	September 1, 2017	5,800	$200,100
The Cooper Family LTD Partnership(2)	September 1, 2017	3,600	$124,200
Christopher J. Rich (Director)(3)	September 1, 2017	3,600	$124,200
Mark K. Thompson(4)	September 1, 2017	3,600	$124,200
Kisatchie Industries, LLC(5)	September 1, 2017	3,600	$124,200
John C. Simpson (Director)	September 1, 2017	3,600	$124,200
Simeon A. Thibeaux, Trustee(6)	September 1, 2017	3,600	$124,200

(1)	Ms. Bain is the sister of Director and President and Chief Executive Officer, R. Blake Chatelain.

(2)	Director Kirk D. Cooper serves as general partner and holds a 24% ownership interest in this partnership.

(3)	Dr. Rich is a former director, now deceased. He passed away on January 19, 2019.

(4)	Mark K. Thompson is the brother of Director Don Thompson.

(5)	Director Teddy Price is the Manager of Kisatchie Industries, LLC.

(6)

Simeon A. Thibeaux is the trustee of the John Charles Simpson Trust, for which these shares were purchased. In his capacity as trustee of the John Charles Simpson Jr. Trust, the Angela Katherine Simpson Trust, and the John C. Simpson GRAT 2017 Trust NO. 1, Mr. Thibeaux has the power to vote more than 5.0% of our common stock.

Ordinary Banking Relationships

Certain of our officers, directors, and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, Red River Bank, us, or our affiliates in the ordinary course of business. These transactions include deposits, loans, and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of December 31, 2018, we had approximately $40.3 million of loans outstanding to our directors and officers, their immediate family members, and their affiliates, as well as those of Red River Bank, and we had approximately $9.0 million in unfunded loan commitments to these persons. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured, or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors, and principal shareholders, as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions by Red River Bank or the Company with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Red River Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Red River Bank to its executive officers, directors, and principal shareholders). We and our wholly owned subsidiary, Red River Bank, have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.

In addition, prior to the completion of this offering, our board of directors intends to adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Stock Market rules concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000, and a related party has or will have a direct or indirect material interest. Related parties include our directors (including nominees for election as directors), our executive officers, beneficial holders of more than 5.0% of our capital stock, and the immediate family members of these persons. Our executive management team, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Nominating and Corporate Governance Committee for approval. In determining whether to approve a related party transaction, the committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interest for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators, and the potential violations of other corporate policies. Upon the completion of this offering, our Related Party Transactions Policy will be available on the Investor Relations page of our corporate Internet site at www.redriverbank.net.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain terms of our articles of incorporation and bylaws as they will be in effect upon completion of the offering. This discussion summarizes some of the important rights of our shareholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. The descriptions herein are qualified in their entirety by reference to our articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

We are incorporated in the state of Louisiana. Accordingly, the rights of our shareholders are generally covered by Louisiana law, including the LBCA, and our articles of incorporation and bylaws, as the same may be amended from time to time.

Our articles of incorporation authorize us to issue a total of 30,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share.

As of April 3, 2019, 6,636,926 shares of our common stock were issued and outstanding, and held by approximately 514 shareholders of record, and no shares of our preferred stock were issued and outstanding. Also, as of April 3, 2019, there were outstanding options to purchase 20,500 shares of our common stock, all of which were held by our executive officers and key personnel.

Upon completion of this offering, all authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, unless otherwise provided by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividend Rights.  Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. For additional information, see “Dividend Policy.”

No Preemptive Rights.  No holder of our common stock has a right under the LBCA, or our articles of incorporation or bylaws, to purchase shares of common stock upon any future issuance.

Liquidation Rights.  In the event of our liquidation, dissolution, or winding up, whether voluntarily or involuntarily, the holders of our common stock would be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and accrued and unpaid dividends and liquidation preferences on any outstanding preferred stock.

Modification of Rights.  Our articles of incorporation provide that the approval of at least 80% of the total voting power of the corporation will be required to amend the indemnification and limitation of liability provisions of our articles of incorporation.

Other.  Holders of our common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.

Preferred Stock

Our articles of incorporation authorize our board of directors to amend the articles of incorporation, without shareholder approval, to establish one or more classes of preferred stock and to fix the preferences, limitations, and relative rights of the shares of any class of preferred stock and establish, and fix variations in relative rights as between, series of any preferred class. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our board of directors. While the terms of preferred stock may vary from series to series, common shareholders should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

Anti-Takeover Effect of Governing Documents and Applicable Law

Certain provisions of our articles of incorporation and bylaws, and the corporate and banking laws applicable to us, may be deemed to have anti-takeover effects and may delay, prevent, or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.

Authorized but Unissued Shares.  The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our board to sell shares to individuals or groups who the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Preferred Stock.  Our articles of incorporation authorize our board of directors to amend the articles of incorporation, without shareholder approval, to establish one or more classes of preferred stock and to fix the preferences, limitations, and relative rights of the shares of any class of preferred stock, and establish, and fix variations in relative rights as between, series of any preferred class.

Board Size and Vacancies.  Our bylaws enable our board of directors to increase the size of the board between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.

Director Qualifications.  Our bylaws provide that in order for an individual to qualify to serve as a director of the Company, such person must own a number of shares of our common stock having an aggregate book value equal to at least $20,000.

No Cumulative Voting.  The LBCA does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and our articles do not provide for such authority.

In the absence of cumulative voting, the holders of a majority of the shares of our common stock may elect all of the directors standing for election, if they should so choose.

Special Meetings of Shareholders.  For a special shareholders’ meeting to be called by one or more shareholder(s), our articles of incorporation require the request of holders of not less than 25% of all shares entitled to vote at the meeting to call a special shareholders’ meeting. Business transacted at any special shareholders’ meeting is confined to the purpose(s) stated in the notice of such meeting.

Advance Notice Procedures for Director Nominations and Shareholder Proposals.  Our bylaws establish an advance notice procedure with regard to business to be brought before an annual meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

Amending Certain Provisions of our Articles of Incorporation.  Our articles of incorporation require the affirmative vote of at least 80% of the total voting power of the corporation to amend the indemnification and limitation of liability provisions of our articles of incorporation, which provide limitation of liability and indemnification to the maximum extent permitted by law.

Amending our Bylaws.  Our board of directors may amend our bylaws without shareholder approval.

Approval of Merger.  The LBCA requires that a merger, consolidation or share exchange to which we are a party be approved by at least a majority of the votes entitled to be cast at the shareholders’ meeting.

Notice and Approval Requirements.  Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act.

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of our shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our board of directors and our management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

Indemnification

Our articles of incorporation provide that our directors and officers will be indemnified by us to the fullest extent permitted by the LBCA, against any and all expenses, liabilities, or other matters while acting in his or her capacity as a director or officer. Our articles of incorporation also require us to advance expenses incurred by any such director or officer in connection with threatened, pending, or completed proceedings to the fullest extent permitted by the LBCA. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Liability

Our articles of incorporation also limit the personal liability of our directors and officers in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s or officer’s breach of fiduciary duty, or otherwise, to the fullest extent permitted by the LBCA. Our articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Listing and Trading

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “RRBI.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as our transfer agent and registrar.

SHARES ELIGIBLE FOR FUTURE SALE

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.

Upon completion of this offering, we expect to have 7,210,246 shares of our common stock issued and outstanding (7,300,246 shares if the underwriters exercise in full the overallotment option). In addition, as of April 3, 2019, 20,500 shares of our common stock were issuable upon the exercise of outstanding stock options.

Of these shares, the 573,320 shares of our common stock sold by us in this offering (or 663,320 shares, if the underwriters exercise in full the overallotment option) and the 26,680 shares of our common stock sold by the selling shareholders will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining 6,610,246 outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.

Lock-Up Agreements

Our executive officers and directors, the selling shareholders, and certain other persons, who are expected to beneficially own in the aggregate approximately 2,558,434 shares of our common stock after this offering including vested and unexercised stock options, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of the underwriting agreement. For additional information, see “Underwriting — Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10.0% shareholders and certain other related persons. Upon the completion of this offering, we expect that approximately 35.39% of our outstanding common stock (34.95% of our outstanding common stock if the underwriters exercise in full the overallotment option) including vested and unexercised stock options will be held by “affiliates” (assuming they do not purchase any additional shares in this offering and taking into account 26,680 shares to be sold by the selling shareholders).

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of our common stock, which would be approximately 72,102 shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise the overallotment option, or the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to the manner of sale, the availability of current public information about us, and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 to register the shares of common stock issued or reserved for issuance under our stock incentive plans. That registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

SUPERVISION AND REGULATION

General

The U.S. banking industry is highly regulated under federal and state law. Consequently, our growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, Louisiana Office of Financial Institutions, Consumer Financial Protection Bureau (“CFPB”), Internal Revenue Service, and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations, and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory plan are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy, and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to us and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, the Bank’s depositors, and the public, rather than our shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and the Bank, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters, and other written guidance that are described herein.

Bank Holding Company Regulation

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and to supervision, examination, and enforcement by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that we directly or indirectly control, such as any nonbank subsidiaries and other companies in which we own a controlling investment.

Financial Services Industry Reform.  As final rules and regulations implementing the Dodd-Frank Act have been adopted, this law is changing the bank regulatory framework and affecting the lending, deposit, investment, trading, and operating activities of banks and their holding companies.

A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this “Supervision and Regulation” section. In addition to those requirements, the Dodd-Frank Act addresses many investor protection, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires national securities exchanges to require listed companies to adopt incentive-based compensation clawback policies for executive officers; and (iv) authorizes the SEC to promulgate rules that would allow shareholders to nominate their own director candidates using a company’s proxy materials.

Some of the requirements of the Dodd-Frank Act are still in the process of being implemented and many of its provisions are subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. Further, the Trump administration issued an executive order on February 3, 2017, outlining a number of “Core Principles” of regulation of the industry and the U.S. Department of the Treasury has issued a series of reports identifying laws and regulations that it has determined to be inconsistent with those principles. The full scope of the Trump administration’s legislative and regulatory agenda is not yet fully known, but it may include further deregulatory measures for the banking industry, including the structure and powers of the CFPB and other areas under the Dodd-Frank Act.

The Economic Growth Act, which was signed into law in May 2018, provides certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to prior financial services reform regulatory requirements. As a result of the Economic Growth Act, we expect to experience the rollback of some of the more burdensome requirements resulting from the Dodd-Frank Act. Provisions in the Economic Growth Act generally address access to mortgage credit; consumer access to credit; protections for veterans, consumers, and homeowners; and protections for student borrowers. One of the Economic Growth Act’s highlights with potential implications for us is its increase in the asset threshold under the Federal Reserve’s Small Bank Holding Company Policy Statement from $1.0 billion to $3.0 billion. Another potentially significant provision is the Economic Growth Act’s requirement that the federal bank regulatory agencies adopt a threshold for a community bank leverage ratio of not less than 8.0% and not more than 10.0%, providing that banking organizations under $10.0 billion in assets with a community bank leverage ratio that exceeds the threshold will automatically be deemed to be well-capitalized, subject to certain exceptions. The final regulations implementing the Economic Growth Act’s simplified capital framework have not yet been issued. Accordingly, we cannot predict with certainty whether the simplified capital framework will have any significant implications for us. A number of the other specific provisions of this legislation are discussed in other parts of this “Supervision and Regulation” section.

At this time, it is difficult to anticipate the continued impact this expansive legislation will have on our business, our customers, and the financial industry generally. Changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements, or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with any new requirements may negatively impact our results of operations and financial condition.

Imposition of Liability for Undercapitalized Subsidiaries.  Federal banking regulations require FDIC-insured banks that become undercapitalized to submit a capital restoration plan. The capital restoration plan of a bank controlled by a bank holding company will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a bank holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank in such a guarantee is limited to the lesser of 5.0% of the Bank’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulatory agencies have greater power in situations where a bank becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such a bank can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to divest the bank or other affiliates.

Acquisitions by Bank Holding Companies.  We must obtain the prior approval of the Federal Reserve before (1) acquiring more than five percent of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company, or (3) merging or consolidating with any other bank holding company. In evaluating applications with respect to these transactions, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources, and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities, and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve can deny an application based on the above criteria or other considerations. In addition, as a condition to receiving regulatory approval, the Federal Reserve can impose conditions on the acquiror or the business to be acquired, which may not be acceptable or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions.  Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval or non-objection prior to any person or company acquiring “control” of a bank holding company. Although “control” is based on all of the facts and circumstances surrounding the investment, control is conclusively presumed to exist if a person or company acquires 25.0% of more of any class of voting securities of the bank holding company. Control of a bank holding company is rebuttably presumed to exist under the Change in Bank Control Act if the acquiring person or entity will own 10.0% or more of any class of voting securities immediately following the transaction and either no other person will hold a greater percentage of that class of voting securities after the acquisition or the bank holding company has publicly registered securities.

Regulatory Restrictions on Dividends; Source of Strength.  As a bank holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a supervisory letter that provides that a bank holding company should not pay dividends unless: (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is consistent with the capital needs, asset quality, and overall financial condition of the bank holding company; and (3) the bank holding company will continue to meet, and is not in danger of failing to meet, minimum regulatory capital adequacy ratios. Failure to comply with the supervisory letter could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner. In addition, our ability to pay dividends may also be limited as a result of the capital conservation buffer under the Basel III regulatory capital framework. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring us to maintain a higher level of capital than would otherwise be required under the Basel III minimum capital requirements.

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, Red River Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to Red River Bank are subordinate in right of payment to deposits and to certain other indebtedness of Red River Bank. As discussed above, in certain circumstances, we could also be required to guarantee the capital restoration plan of Red River Bank, if it became undercapitalized for purposes of the Federal Reserve’s prompt corrective action regulations. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Red River Bank under a capital restoration plan would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Scope of Permissible Activities.  In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks, and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto. Permissible activities for a bank holding company include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage services. A bank holding company may also make an investment of up to 5.0% of any class of voting securities of any company that is otherwise a non-controlling investment.

If a bank holding company has elected to become a financial holding company, it may engage in activities that are (1) financial in nature or incidental to such financial activity, or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators, and insurance activities by insurance regulators. A bank holding company may elect to be treated as a financial holding company if all of its depository institution subsidiaries are “well capitalized” and “well managed,” and have received a rating of not less than Satisfactory on each such institution’s most recent examination under the CRA. We currently have no plans to make a financial holding company election, although we may make a financial holding company election in the future if we engage in any lines of business that are impermissible for bank holding companies but permissible for financial holding companies.

Volcker Rule.  On December 10, 2013, five U.S. financial regulators, including the Federal Reserve, adopted a final rule implementing the “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading.” Banking entities also are prohibited from sponsoring or investing in private equity or hedge funds, or extending credit to or engaging in other covered transactions with affiliated private equity or hedge funds. The fundamental prohibitions of the Volcker Rule generally apply to banking entities of any size, including us, the Bank, and any other “affiliate” under the Bank Holding Company Act. The Economic Growth Act amends Section 619 to exempt from the Volcker Rule any insured depository institution that has $10.0 billion or less in total consolidated assets and whose total trading assets and trading liabilities are 5.0% or less of total consolidated assets.

Safe and Sound Banking Practices.  Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve’s Regulation Y generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty, or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement action for such activities.

Bank Regulation

Red River Bank is a commercial bank chartered under the laws of the State of Louisiana. As such, Red River Bank is subject to extensive regulation, supervision, and examination by the Louisiana Office of Financial Institutions and the FDIC. In addition, Red River Bank’s deposits are insured to the maximum extent permitted by law by the FDIC. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon, and restrictions relating to investments and other activities of Red River Bank.

Capital Adequacy Requirements.  The FDIC and Louisiana Office of Financial Institutions monitor the capital adequacy of Red River Bank by using a combination of risk-based guidelines and leverage ratios similar to those applied at the holding company level. These agencies consider the Bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of the Bank and the banking system. Under the revised capital rules which became effective on

January 1, 2015, Red River Bank is required to maintain four minimum capital standards: (1) a leverage ratio of at least 4.0%, (2) a common equity Tier 1 risk-based capital ratio of 4.5%, (3) a Tier 1 risk-based capital ratio of at least 6.0%, and (4) a total risk-based capital ratio of at least 8.0%.

The Basel III framework also implements a requirement for all FDIC-insured banks to maintain a capital conservation buffer above the minimum capital requirements to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. The capital conservation buffer must be composed solely of common equity Tier 1 capital. As fully phased in on January 1, 2019, the capital conservation buffer effectively requires banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements set forth above.

The 2018 Economic Growth Act directs federal bank regulatory agencies to adopt a threshold for a community bank leverage ratio, which will be calculated by dividing tangible equity capital by average consolidated total assets. The bank regulatory agencies are required to set the threshold for the community bank leverage ratio within a range of not less than 8.0% and not more than 10.0%. If a “qualified community bank,” generally a depository institution with consolidated assets of less than $10.0 billion, has a community bank leverage ratio that exceeds the threshold, then that banking organization will be considered to have met all generally applicable leverage and risk-based capital requirements, including the Basel III requirements discussed above. The final regulations implementing the Economic Growth Act’s simplified capital framework and setting the threshold for the community bank leverage ratio have not yet been issued. Accordingly, we cannot predict with certainty whether the simplified capital framework will have any significant implications for us.

These capital requirements are minimum requirements. The FDIC or Louisiana Office of Financial Institutions may also set higher capital requirements if warranted by the risk profile of Red River Bank, economic conditions impacting its markets, or other circumstances particular to the Bank. For example, FDIC guidance provides that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities, or securities trading activities. In addition, the FDIC’s prompt corrective action regulations discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. Failure to meet capital guidelines could subject Red River Bank to a variety of enforcement remedies, including issuance of a capital directive, restrictions on business activities, and other measures under the FDIC’s prompt corrective action regulations.

Corrective Measures for Capital Deficiencies.  The federal banking regulators are required by the Federal Deposit Insurance Act to take “prompt corrective action” with respect to capital-deficient banks that are FDIC-insured. For this purpose, a bank is placed in one of the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A bank’s capital tier depends upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation.

To be well capitalized, a bank must have a total risk-based capital ratio of at least 10.0%, a Tier 1 risk-based capital ratio of at least 8.0%, a common equity Tier 1 risk-based capital ratio of at least 6.5%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order, or directive requiring it to maintain a specific capital level for any capital measure. As of December 31, 2018, Red River Bank met the requirements to be categorized as well capitalized under the prompt corrective action framework currently in effect.

Banks that are adequately, but not well, capitalized may not accept, renew, or rollover brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on deposits. The FDIC’s prompt corrective action regulations also generally prohibit a bank from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the bank would thereafter be undercapitalized. Undercapitalized banks are also subject to growth limitations, may not accept, renew, or rollover brokered deposits, and are required to submit a capital restoration plan. The FDIC may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient shares or obligations to become adequately capitalized, limitations on asset growth, and cessation of receipt of deposits from correspondent banks. Generally, subject to a narrow exception, the FDIC must appoint a receiver or conservator for an institution that is critically undercapitalized. The capital classification of a bank also affects the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank.

Bank Mergers.  Section 18(c) of the Federal Deposit Insurance Act, known as the “Bank Merger Act,” requires the written approval of a bank’s primary federal regulator before the bank may (i) acquire through merger or consolidation, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank. The Bank Merger Act prohibits the reviewing agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the U.S. Similarly, the Bank Merger Act prohibits the reviewing agency from approving a proposed merger transaction, the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction, the effect of which would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the reviewing agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the reviewing agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches.

Branching.  Under Louisiana law, Red River Bank is permitted to establish additional branch offices within Louisiana, subject to the approval of the Louisiana Office of Financial Institutions. As a result of the Dodd-Frank Act, the Bank may also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Any new branch, whether located inside or outside of Louisiana, must also be approved by the FDIC, as the Bank’s primary federal regulator. Red River Bank may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Restrictions on Transactions with Affiliates and Insiders.  Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Sections 23A and 23B of the Federal Reserve Act, and Federal Reserve’s Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of such bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20.0% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate, and several other types of transactions.

The Dodd-Frank Act expanded the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements, and securities lending arrangements, and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10.0% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital. Insiders may be subject to enforcement actions for accepting loans in violation of applicable restrictions.

Regulatory Restrictions on Dividends.  Red River Bank is subject to certain restrictions on dividends under federal and state laws, regulations, and policies. In general, Louisiana law provides that Red River Bank may not pay any dividends to us unless the Bank has surplus at least equal to 50.0% of its capital stock and such surplus will not be reduced below 50.0% following payment of the dividend. Prior approval of the Louisiana Office of Financial Institutions is required for Red River Bank to pay any dividend that would exceed its net profits earned during the current year combined with its retained net profits of the immediately preceding year.

In addition, under federal law, Red River Bank may not pay any dividend to us if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring the Bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. Under the Basel III regulatory capital framework, the failure to maintain an adequate capital conservation buffer, as discussed above, may also result in dividend restrictions. Moreover, if, in the opinion of the FDIC, Red River Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, the Bank to cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued guidance providing that a bank generally should pay dividends only when (1) the bank’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and (2) the prospective rate of earnings retention appears consistent with the bank’s capital needs, asset quality, and overall financial condition.

Incentive Compensation Guidance.  The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control, and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s primary federal regulator may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the capital conservation buffer described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios failed to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and evolve.

Deposit Insurance Assessments.  FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the assessment is based on the size of the bank’s assessment base, which is equal to its average consolidated total assets less its average tangible equity, and its risk classification under an FDIC risk-based assessment system. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk.

An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. At least semi-annually, the FDIC updates its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. The FDIC can also impose special assessments in certain instances. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Red River Bank may be required to pay higher FDIC insurance premiums.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue through 2019 when all of the bonds have matured.

Financial Modernization.  Under the Gramm-Leach-Bliley Act, banks may establish financial subsidiaries to engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance, and merchant banking activities. To do so, a bank must be well capitalized, well managed, and have a CRA rating from its primary federal regulator of Satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of Satisfactory of better.

Concentrated Commercial Real Estate Lending Regulations.  The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank may have a concentration in commercial real estate lending if (1) total reported loans for construction, land development, and other land represent 100.0% or more of total capital, or (2) total commercial real estate loans represent 300.0% or more of the bank’s total capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50.0% or more during the prior 36 months. If a concentration is present, the bank will be subject to further regulatory scrutiny with respect to its risk management practices for commercial real estate lending. As of December 31, 2018, Red River Bank’s total reported loans for construction, land development, and other land represented less than 100.0% of the Bank’s total capital, and its total commercial real estate loans represented less than 300.0% of the Bank’s total capital.

Community Reinvestment Act.  The CRA and the related regulations are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s CRA performance record when considering applications to establish branches, merger applications, and applications to acquire the assets and assume the liabilities of another bank. The CRA requires federal banking agencies to make public their ratings of banks’ performance under the CRA. In the case of a bank holding company transaction, the CRA performance record of the subsidiary banks of the bank holding companies involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. Red River Bank received a “Satisfactory” rating in its most recent CRA examination.

Consumer Laws and Regulations.  Red River Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the Bank. These laws include, among others, laws regarding unfair, deceptive, and abusive acts and practices, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the

Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974 (“RESPA”), the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act (“TILA”), and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, and civil or criminal liability.

In addition, the Dodd-Frank Act created the CFPB, which has broad authority to regulate the offering and provision of consumer financial products. The CFPB has authority to promulgate regulations, issue orders, guidance, interpretations, and policy statements, conduct examinations, and bring enforcement actions with regard to consumer financial products and services. In general, banks with assets of $10.0 billion or less, such as Red River Bank, will continue to be examined for consumer compliance, and subject to enforcement actions, by their primary federal regulator. However, the CFPB may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary federal regulators. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain consumer protection rules adopted by the CFPB against certain institutions. The Economic Growth Act requires amendments generally intended to narrow the scope of the CFPB’s authority and required the CFPB to make changes to various regulations. We are not currently able to determine how these changes may affect our business.

Mortgage Lending Rules.  The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a presumption or rebuttable presumption of compliance for loans that are “qualified mortgages.” The CFPB has also issued regulations that, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan’s monthly payments. These regulations extend the requirement that creditors verify and document a borrower’s income and assets to include a requirement to verify all information that creditors rely on in determining repayment ability. The rules also define “qualified mortgages” based on adherence to certain underwriting standards — for example, a borrower’s debt-to-income ratio may not exceed 43.0% – and certain restrictions on loan terms. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages. Also, the Dodd-Frank Act and the CFPB’s final rule on loan originator compensation prohibit certain compensation payments to loan originators and the steering of consumers to loans not in their interest, particularly if the loans will result in greater compensation for a loan originator. The Dodd-Frank Act and the CFPB’s implementing regulations, including the TILA-RESPA integrated disclosure rules, also impose disclosure requirements with respect to the origination and sale of residential mortgages.

Anti-Money Laundering and OFAC.  Under federal law, financial institutions are required to maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Regulations designed to clarify and strengthen the due diligence requirements for banks with regard to their customers were issued effective in July 2016, with a compliance date of not later than May 11, 2018.

OFAC administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account, or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report, and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational, and financial consequences for the institution.

Privacy.  Federal law and regulations limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, Red River Bank is subject to certain state privacy laws.

Federal Home Loan Bank System.  Red River Bank is a member of the Federal Home Loan Bank of Dallas, which is one of the 12 regional Federal Home Loan Banks composing the Federal Home Loan Bank system. The Federal Home Loan Banks make loans to their member banks in accordance with policies and procedures established by the Federal Home Loan Bank system and the boards of directors of each regional Federal Home Loan Bank. Any advances from a Federal Home Loan Bank must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the Federal Home Loan Bank of Dallas, Red River Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Dallas. All loans, advances, and other extensions of credit made by the Federal Home Loan Bank of Dallas to Red River Bank are secured by a portion of the respective mortgage loan portfolio, certain other investments, and the capital stock of the Federal Home Loan Bank of Dallas held by Red River Bank.

Enforcement Powers.  The bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance and impose substantial fines and other civil and criminal penalties. Failure to comply with applicable laws, regulations, and supervisory agreements, breaches of fiduciary duty, or the maintenance of unsafe and unsound conditions or practices, could subject us or our subsidiaries, including Red River Bank, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties.

FDIC Conservatorship or Receivership.  The bank regulatory agencies may appoint the FDIC as conservator or receiver for a bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan, or materially fails to implement an accepted capital restoration plan.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of, and changes in reserve requirements against, member banks’ deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies have a significant influence on the overall growth of bank loans, investments, and deposits, and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans, or future prospects.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw customers away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

In light of current conditions and the market outlook, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of financial institutions operating in the U.S. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans, or future prospects, and the overall growth and distribution of loans, investments, and deposits. Such legislation, regulation, and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans, and future prospects of commercial banks in the past and are expected to continue to do so.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock in this offering and holds such common stock as a capital asset (generally, property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code, applicable regulations of the U.S. Department of the Treasury promulgated thereunder, judicial decisions, and rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This section does not consider state, local, estate, or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, investment funds, banks or other financial institutions, dealers or brokers in securities, persons subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, certain U.S. expatriates, pension plans, foreign governments, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the U.S. federal, state, local, foreign, and any other tax consequences of the purchase, ownership, and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for U.S. federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the U.S. or under the laws of the U.S. or of any state (or the District of Columbia); or (3) an estate or a trust that, in each case, is not subject to U.S. federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the U.S. federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of U.S. federal income tax at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30.0% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) prior to payment of the dividend in which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with the regulations of the U.S. Department of the Treasury.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the U.S., we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person, and

•

the dividends are effectively connected with your conduct of a trade or business within the U.S. (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the U.S.) and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens, and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

To the extent a distribution with respect to our common stock exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the non-U.S. holder’s investment, up to the holder’s adjusted tax basis in its shares of our common stock and, thereafter, as capital gain, which is subject to the tax treatment described below in “—Sale, Exchange, or Other Taxable Disposition.”

Sale, Exchange, or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by you in the U.S.);

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes at any time within the five-year period preceding your disposition of our common stock, or, if shorter, your entire holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest for you only if you actually or constructively hold or held more than 5.0% of such common stock at any time during the shorter of the five-year period preceding your disposition of our common stock or your entire holding period for our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.0% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless (i) such non-U.S. holders furnish to the payor or broker a Form W-8BEN or Form W-8BEN-E on which the non-U.S. holder certifies, under penalty of perjury, that it is a non-U.S. person (or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with regulations of the U.S. Department of the Treasury), or the non-U.S. holder otherwise establishes an exemption, and (ii) the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Internal Revenue Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption, and the payor or broker does not have actual knowledge or reason to know the holder is a U.S. person, as defined under Internal Revenue Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Department of the Treasury regulations.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30.0% withholding tax on certain types of payments made to “foreign financial institutions” and other specified non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

The U.S. Department of the Treasury and the Internal Revenue Service have issued final regulations under FATCA. As a general matter, FATCA imposes a 30.0% withholding tax on dividends paid on our common stock, and the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, if paid to a foreign entity unless:

•

the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding, and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors; or

•	the foreign entity otherwise is exempted under FATCA.

If withholding is imposed under FATCA on a payment related to our common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the Internal Revenue Service by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus through two underwriters for whom FIG Partners, LLC is acting as representative. We and the selling shareholders have entered into an underwriting agreement dated May 2, 2019, with FIG Partners, LLC as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
FIG Partners, LLC	420,000
Stephens Inc.	180,000

Total	600,000

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $1.62 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the U.S. may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount, and proceeds to us and to the selling shareholders before expenses. The amounts shown assume either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$45.00	$27,000,000	$31,050,000
Underwriting discount	$2.70	$1,620,000	$1,863,000
Proceeds to us, before expenses	$42.30	$24,251,436	$28,058,436
Proceeds to the selling shareholders, before expenses	$42.30	$1,128,564	$1,128,564

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1.3 million and are payable by us. We have agreed to reimburse the underwriters for their reasonable fees and expenses incurred in connection with this offering, including reasonable legal fees and expenses, and marketing, syndication, and travel expenses incurred by the underwriters in connection with the offering up to a maximum of $250,000.

In 2018, FIG Partners rendered financial advisory services to the Company and received fees from the Company for the services rendered of an aggregate of $15,000.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 90,000 additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering overallotments, if any, made in connection with this offering. The underwriters have 30 days from the date of the underwriting agreement to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock from us proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements

Our executive officers and directors, the selling shareholders, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of the representative, on behalf of the underwriters, subject to limited exceptions,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•

enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge, or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Directed Share Program

At our request, the underwriters have reserved up to 68,181 shares of our common stock offered by this prospectus for sale, at the initial public offering price, to certain of our business associates and other persons designated by us who have expressed an interest in purchasing our common stock in this offering. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. Our directed share program will be administered by FIG Partners, LLC, who also serves as an underwriter in connection with this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Pricing of the Offering

Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. The initial public offering price was negotiated between the representative of the underwriters, the selling shareholders, and us. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock was our historical performance, estimates of our business potential, and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “RRBI.”

Indemnification and Contribution

We and the selling shareholders have severally agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the Internet sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ Internet sites and any information contained on any other Internet site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking, and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions, and expense reimbursement. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenimore, Kay, Harrison & Ford LLP, Austin, Texas. Certain matters in connection with this offering will be passed upon for the underwriters by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2018 and 2017 appearing in this prospectus and registration statement have been audited by Postlethwaite & Netterville, APAC, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet site at www.sec.gov.

Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

We also maintain an Internet site at www.redriverbank.net. Information on, or accessible through, our Internet site is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Red River Bancshares, Inc. and Subsidiaries as of and for the Years Ended December 31, 2018 and 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Red River Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Red River Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Postlethwaite & Netterville

We have served as the Company’s auditor since 1998.

Baton Rouge, Louisiana

February 28, 2019

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31,
	2018	2017
ASSETS
Cash and due from banks	$34,070	$29,819
Interest-bearing deposits in other banks	117,836	29,848
Securities available-for-sale	307,877	345,344
Securities held-to-maturity	-	8,991
Equity securities	3,821	-
Nonmarketable equity securities	1,299	1,270
Loans held for sale	2,904	1,867
Loans held for investment	1,328,438	1,247,666
Allowance for loan losses	(12,524)	(10,895)
Premises and equipment, net	39,690	35,896
Accrued interest receivable	5,013	4,931
Bank-owned life insurance	21,301	21,437
Other assets	10,863	8,090

Total Assets	$1,860,588	$1,724,264

LIABILITIES
Noninterest-bearing deposits	$547,880	$504,286
Interest-bearing deposits	1,097,703	1,021,699

Total Deposits	1,645,583	1,525,985
Other borrowed funds	-	182
Junior subordinated debentures	11,341	11,341
Accrued interest payable	1,757	1,503
Accrued expenses and other liabilities	8,204	7,150

Total Liabilities	1,666,885	1,546,161

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, no par value:
Authorized — 1,000,000 shares; None Issued and Outstanding	-	-
Common stock, no par value:
Authorized — 30,000,000 shares;
Issued and Outstanding — 6,627,358 and 6,721,146 shares	41,094	45,539
Retained earnings	160,115	137,949
Accumulated other comprehensive income (loss)	(7,506)	(5,385)

Total Stockholders’ Equity	193,703	178,103

Total Liabilities and Stockholders’ Equity	$1,860,588	$1,724,264

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)	Years ended December 31,
	2018	2017
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$58,747	$50,608
Interest on securities	6,951	7,063
Interest on federal funds sold	356	122
Interest on deposits in other banks	798	584
Dividends on stock	34	28

Total Interest and Dividend Income	66,886	58,405

INTEREST EXPENSE
Interest on deposits	7,084	6,084
Interest on other borrowed funds	7	24
Interest on junior subordinated debentures	558	452

Total Interest Expense	7,649	6,560

NET INTEREST INCOME	59,237	51,845
Provision for loan losses	1,990	1,555

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	57,247	50,290

NONINTEREST INCOME
Service charges on deposit accounts	4,582	4,263
Debit card income, net	2,986	2,390
Mortgage loan income	2,107	1,966
Brokerage income	1,944	1,577
Loan and deposit income	1,359	1,121
Bank-owned life insurance	732	571
Gain on sale of investments	32	494
Other income	789	332

Total Noninterest Income	14,531	12,714

OPERATING EXPENSES
Personnel expenses	26,094	23,742
Occupancy and equipment expenses	4,500	4,241
Technology expenses	2,070	1,904
Advertising	762	760
Other business development expenses	1,127	1,176
Data processing expense	1,386	1,542
Other taxes	1,327	1,328
Loan and deposit expenses	852	1,060
Legal and professional expenses	1,422	1,081
Other operating expenses	3,882	3,639

Total Operating Expenses	43,422	40,473

INCOME BEFORE INCOME TAX EXPENSE	28,356	22,531
Income tax expense	5,300	8,546

NET INCOME	$23,056	$13,985

EARNINGS PER SHARE
Basic	$3.43	$2.16
Diluted	$3.41	$2.14

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)	December 31,
	2018	2017
Net income	$23,056	$13,985
Other comprehensive income (loss):
Unrealized net gains (loss) on securities arising during period	(2,727)	516
Tax effect	557	(181)
Less: Gains included in net income	(32)	(494)
Tax effect	7	173

Total change in other comprehensive income (loss)	(2,195)	14

Comprehensive income	$20,861	$13,999

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(dollars in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2016	$33,438	$122,830	$(4,445)	$151,823
Net income	-	13,985	-	13,985
Stock incentive plan expense	-	180	-	180
Issuance of 1,644 shares of common stock through stock incentives	13	-	-	13
Issuance of 351,172 shares of common stock, net of issuance costs	12,115	-	-	12,115
Repurchase of 930 shares of common stock	(27)	-	-	(27)
Reclassification to eliminate disproportionate tax effect	-	954	(954)	-
Change in other comprehensive income (loss)	-	-	14	14

Balance at December 31, 2017	45,539	137,949	(5,385)	178,103
Net income	-	23,056	-	23,056
Stock incentive plan expense	-	193	-	193
Issuance of 5,010 shares of common stock through stock incentives	53	-	-	53
Issuance of 2,452 shares of common stock as board compensation	92	-	-	92
Repurchase of 108,000 shares of common stock	(4,590)	-	-	(4,590)
Cash dividend	-	(1,009)	-	(1,009)
Reclassification for adoption of accounting standard	-	(74)	74	-
Change in other comprehensive income (loss)	-	-	(2,195)	(2,195)

Balance at December 31, 2018	$41,094	$160,115	$(7,506)	$193,703

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,056	$13,985
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,659	1,593
Amortization	382	449
Share-based compensation earned	193	180
(Gain) Loss on sale of other assets owned	(243)	115
Net (accretion) amortization on AFS securities	1,311	2,075
Net (accretion) amortization on HTM securities	11	11
Gains on sales of AFS securities	(32)	(490)
Gains on sales of HTM securities	-	(4)
Provision for loan losses	1,990	1,555
Deferred income tax (benefit) expense	(452)	1,970
Net (increase) decrease in loans held for sale	(1,037)	1,279
Net (increase) decrease in accrued interest receivable	(82)	(413)
Net increase (decrease) in accrued interest payable	254	20
Net increase (decrease) in BOLI	(732)	(571)
Net increase (decrease) in other assets and liabilities	(2,145)	(1,661)

Net cash provided by operating activities	24,133	20,093

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in AFS securities:
Sales	5,282	60,606
Maturities, prepayments and calls	52,692	65,408
Purchases	(20,728)	(168,154)
Activity in HTM securities:
Sales	-	150
Maturities, prepayments and calls	1,235	1,045
Purchase of nonmarketable equity securities	(29)	(52)
Net increase in loans	(81,133)	(102,195)
Proceeds from the settlement of insurance claims	868	-
Proceeds from sales of foreclosed assets	1,389	780
Purchases of premises and equipment	(5,432)	(3,487)

Net cash used in investing activities	(45,856)	(145,899)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	119,598	53,096
Repayments of other borrowed funds	(182)	(233)
Payment to repurchase common stock	(4,590)	(27)
Proceeds from issuance of common stock	145	12,128
Cash dividends	(1,009)	-

Net cash provided by financing activities	113,962	64,964

Net change in cash and cash equivalents	92,239	(60,842)
Cash and cash equivalents — beginning of year	59,667	120,509

Cash and cash equivalents — end of year	$151,906	$59,667

CASH AND CASH EQUIVALENTS INCLUDE
Cash and due from banks	$34,070	$29,819
Interest-bearing deposits in other banks	117,836	29,848

Total cash and cash equivalents	$151,906	$59,667

CASH PAID DURING THE YEAR FOR
Interest	$7,395	$6,540
Income taxes	$5,503	$6,730

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

The accounting and reporting policies of Red River Bancshares, Inc. (“the Company”) and its subsidiaries conform to the accounting principles generally accepted in the United States of America and the prevailing practices within the banking industry. A summary of significant accounting policies is as follows:

Business

The Company was incorporated in Louisiana on March 16, 1998, for the purpose of organizing Red River Bank (“the Bank”) and becoming a bank holding company by owning and controlling 100% of the capital stock of the Bank. Red River Bank opened for banking services on January 14, 1999.

The principal business of the Bank is lending and accepting deposits from businesses, professionals, individuals, and public entities. The Bank’s primary deposit products are demand deposits, savings deposits, and time deposits. The Bank maintains a diversified loan portfolio with a focus on commercial real estate, one-to-four family residential, and commercial and industrial loans.

The Company operates from a network of 23 banking centers located in Central, Northwest, Southeast, and Southwest Louisiana.

Rivermark Properties, LLC was established November 1, 2002 and is wholly-owned by Red River Bank. The subsidiary was created to own and manage certain other real estate until its disposition.

Source Business and Industrial Development Company, LLC (“Source BIDCO”) was purchased with the Fidelity Bank acquisition effective April 1, 2013. Source BIDCO is a wholly-owned subsidiary of Red River Bank. This subsidiary is licensed as a Business and Industrial Development Corporation and as such, is subject to regulation by the Louisiana Office of Financial Institutions. Red River Bank is not originating any new loans in Source BIDCO.

Red River Statutory Trust II, a Connecticut statutory trust, was established May 21, 2003 and is sponsored by Red River Bancshares, Inc. This entity is utilized for the issuance of trust preferred securities. This trust is not consolidated.

Red River Statutory Trust III, a Delaware statutory trust, was established April 20, 2005 and is sponsored by Red River Bancshares, Inc. This entity is utilized for the issuance of trust preferred securities. This trust is not consolidated.

FBT Capital Trust I, a Delaware statutory trust, was established September 4, 2003 by Fidelity Bancorp. On April 1, 2013, Red River Bancshares, Inc. assumed sponsorship of this trust and all outstanding debt obligations relating to trust preferred securities. This trust is not consolidated.

Basis of Presentation

The consolidated financial statements include the accounts of Red River Bancshares, Inc. and its subsidiaries, including Red River Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a company-wide basis.

Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisition Accounting

The Company accounts for its acquisitions under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. Purchased assets, including loans, and assumed liabilities are recorded at their respective acquisition date fair values. Fair values are subject to refinement up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, Fair Value Measurements and Disclosures. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of expected principal, interest, and other cash flows.

Acquired loans for which all contractual cash flows are expected to be received are accounted for under the accounting guidance found in ASC Topic 310-20, Nonrefundable Fees and Other Costs. Acquired loans with evidence of credit deterioration are accounted for under the accounting guidance found in ASC Topic 310-30, Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality.

There is no carryover of related allowance for loan losses at the acquisition date as assumptions regarding credit risk are incorporated in the valuation process. However, subsequent to acquisition, the acquired loan portfolio is periodically reviewed and an allowance for loan losses may be established for probable losses incurred after the acquisition date.

Interest-Bearing Deposits in Other Banks

Interest-bearing deposits in other banks consist of money market and checking accounts and are carried at cost.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

Securities

Debt securities designated as held-to-maturity are recorded at amortized cost. All debt securities as of December 31, 2018 are classified as available-for-sale and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. Realized gains and losses on the sale of securities are determined using the specific-identification method. Purchased premiums and discounts are recognized in interest income using the interest method over the term of the securities.

The mutual fund owned by the Company is classified as an equity security, and subsequent to the adoption of Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments — Overall (Subtopic 825-10) on January 1, 2018, it is carried at fair value with any periodic changes in value recorded through the income statement. Prior to the adoption of this standard, equity securities were included in available-for-sale securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses to the extent the losses are credit related. FASB issued accounting guidance related to the recognition and presentation of other-than-temporary impairment. The accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery; and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis, the entity will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of an other-than-temporary impairment should be amortized over the remaining life of the security based on the timing of its future estimated cash flows.

Nonmarketable Equity Securities

Nonmarketable equity securities include investments in the Federal Home Loan Bank and the First National Banker’s Bank and are carried at cost.

Loans Held for Sale

Residential mortgage loans originated and intended for sale are carried at the lower of cost or estimated fair value on an individual basis. These mortgage loans are pre-sold prior to funding. Therefore, management believes there to be minimal risk of loss associated with these assets.

Loans Held for Investment

Loans that management has the intent and ability to hold, for the foreseeable future or until maturity or payoff, are held for investment and carried at their principal amount outstanding, net of deferred loan fees. Interest income on loans is accrued on the principal amount outstanding except for those loans that are classified as nonaccrual. Loan origination fees, net of certain direct costs, of $8,000 and $55,000 as of December 31, 2018 and 2017, respectively, are deferred and recognized over the estimated lives of the related loans as an adjustment to the loans’ effective yield.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

Loans are placed on nonaccrual when management determines that a borrower may be unable to meet future contractual payments as they become due or when such loans become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on nonaccrual, uncollected accrued interest is reversed, reducing interest income and future income accrual is discontinued. Subsequent payments, if any, of interest and fees are applied as reductions to the loan’s outstanding principal balance. Once the principal balance of a loan placed on nonaccrual has been fully recovered, subsequent payments received are recognized as income on a cash basis. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is charged-off to the allowance for loan losses in full when management is relatively certain that principal and interest will be uncollectible. Management may elect to partially charge-off a loan to adjust the principal balance to the net realizable value of the collateral that secures the loan. When a partial charge-off is made, the remaining balance of the loan is placed on nonaccrual. Recoveries of amounts previously charged-off, if any, are credited to the allowance for loan losses until the principal balance of the loan is fully recovered. Any subsequent payments are recognized as income.

Allowance for Loan Losses

The allowance for loan losses provides for known and inherent losses in the loan portfolio based upon management’s best assessment of the loan portfolio at each balance sheet date. It is maintained at a level estimated to be adequate to absorb potential losses through periodic charges to the provision for loan losses.

The allowance for loan losses consists of specific and general reserves. Specific reserves relate to loans classified as impaired. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the loan. Impaired loans include troubled debt restructurings and performing and nonperforming loans. Impaired loans are reviewed individually and a specific allowance is allocated, if necessary, based on evaluation of either the fair value of the collateral underlying the loan or the present value of future cash flows calculated using the loan’s existing interest rate. General reserves relate to the remainder of the loan portfolio, including overdrawn deposit accounts, and are based on evaluation of a number of factors, such as current economic conditions, the quality and composition of the loan portfolio, loss history, and other relevant factors.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers’ ability to honor their contractual repayment obligations is dependent on changing economic conditions. Because of the uncertainties associated with economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of loan losses in the loan portfolio and the amount of the allowance needed may change in the future. The determination of the allowance for loan losses is, in a large part, based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In situations where the repayment of a loan is dependent on the value of the underlying collateral, an independent appraisal of the collateral’s current market value is customarily obtained and used in the determination of the allowance for loan loss.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. Also regulatory agencies, as an

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

integral part of their examination process, periodically review management’s assessments of the adequacy of the allowance for loan losses. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. The balance of foreclosed assets was $646,000 and $23,000 as of December 31, 2018 and 2017, respectively.

Credit Related Financial Information

In the ordinary course of business, the Bank has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 39 years.

Intangible Assets

Intangible assets consist of goodwill. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Goodwill is not amortized but rather evaluated for impairment annually. The Company performed its annual impairment test of goodwill for 2018 and 2017 as required by ASC 350, Intangibles — Goodwill and Other. The reviews indicated no impairment of the Company’s goodwill.

Stock-Based Compensation Plans

The Company has adopted a stock incentive plan that provides for the granting of stock-based payment arrangements for key employees and non-employee members of the Company’s Board of Directors. The Company accounts for the stock incentive plan in accordance with applicable accounting guidance. Under the fair value recognition provisions of this guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The options granted under this plan are to purchase common stock at an exercise price not less than the fair market value of the common stock at the date of the grant. The options vest and become exercisable in twenty percent increments over a five-year period. The restricted stock granted under this plan provide common stock to recipients at the grant date. The restrictions vest in twenty percent increments over a five-year period. The Company recognizes forfeitures as they occur.

Income Tax

The provision for income tax is based on taxes payable or receivable for the current year and deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has adopted the provisions of accounting guidance related to accounting for uncertainty in income taxes. This interpretation clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company’s financial statements when it is more likely than not that the position will be sustained based on technical merits. The Company recognizes interest and penalties on income taxes as a component of income tax expense. The effect on deferred tax assets of a change in tax rate is recognized in income as part of income tax expense for the period that includes the enactment date. As a result of the enactment in 2017 of the Tax Reform Act, deferred tax assets and liabilities have been measured as of December 31, 2018 and 2017 using the 21.0% corporate tax rate. The impact on net income can be found in Note 9, Income Taxes.

Earnings per Common Share

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits. Diluted EPS includes accrued but unissued shares relating to the Directors’ Compensation Program, stock options, and restricted stock determined using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic EPS and diluted EPS for the reported periods is provided in Note 17 — Earnings Per Common Share.

Treasury Stock

On January 1, 2015, the Louisiana Business Corporation Act (“the Act”) became effective. Under provisions of the Act, there is no concept of “Treasury Shares”. Rather, shares purchased by the Company constitute authorized but unissued shares. Under ASC 505-30, Treasury Stock, accounting for treasury stock shall conform to state law. Accordingly, the Company’s consolidated balance sheet reflects the cost of shares purchased by the Company within common stock and retained earnings balances.

Comprehensive Income

Comprehensive income is the change in stockholders’ equity during the period from transactions and other events and circumstances from non-owner sources. Other comprehensive income includes the change in unrealized gains (losses), net of taxes, on available-for-sale securities.

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents consist of cash and due from banks, federal funds sold, and interest-bearing deposits in other banks.

Advertising Costs

Advertising costs are expensed as incurred.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606. As the standard does not apply to revenue associated with receivables or financial instruments, net interest income, gains and losses from securities, and income from bank-owned life insurance (BOLI) are not impacted by the standard. The Company has identified certain recurring revenue streams related to noninterest income which are within the scope of Topic 606. In-scope revenue streams are summarized based on the timing of revenue recognition as follows:

•

Revenue earned at a point in time — Fee income on deposit accounts (including wire transfer, check ordering, and other transactional fees), NSF/OD Charges, ATM/Card Fee Income (including ATM transaction fees and credit and debit card interchange income), and brokerage income. Revenue is recorded as transactions occur or services are provided to customers. The Company is the principal in each of these contracts with the exception of credit and debit card interchange fees, online transaction interchange fees, sweep income, and brokerage services income, in which case the Company is acting as the agent and records revenue net of expenses paid. Revenue, net of expense, recognized under these contracts totaled $3.3 million for the period ended December 31, 2018. Amounts presented in years ending before December 31, 2018 are presented net.

•

Revenue earned over time (generally under a monthly contract) — Service charges on deposit accounts, merchant referral services, debit card agreement, and safe deposit box fees. Revenue is recorded in the period transactions occur or services are rendered to the customer. The Company is the principal in each of these contracts with the exception of merchant referral services, in which case the Company is acting as the agent and records revenue net of expenses paid. Revenue recognized under these contracts totaled $1.2 million for the period ended December 31, 2018.

There are no significant judgements relating to the amount and timing of revenue recognition for revenue streams within the scope of Topic 606. Due to the nature of the services we provide to our customers, we do not incur costs to obtain contracts and there are no material incremental costs to fulfill these contracts that should be capitalized.

Additionally, there are no material contract assets or receivables as the Company does not typically enter into long-term revenue contracts with customers.

As of December 31, 2018, the Bank has a $1.0 million contract liability which is reported in Accrued Expenses and Other Liabilities. During the year ended December 31, 2018, the Bank recognized $175,000 of revenue relating to this contract liability and expects to recognize the remaining liability as revenue ratably through October 2024.

The implementation of the new standard did not have a material impact on the measurement or recognition of revenue for any of the identified in-scope revenue streams and a cumulative effect adjustment to opening retained earnings was not necessary. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, using the modified retro transition method.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

Accounting Standards Adopted

ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Act. Since these amendments only relate to the reclassification of the income tax effects of the Tax Reform Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. These amendments require that an entity disclose a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. These amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. These amendments should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Reform Act is recognized. The Company adopted this ASU in 2017 and reclassified its stranded tax credit from accumulated other comprehensive income to retained earnings.

ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, which were previously excluded. The amendments will align the accounting for share-based payments to nonemployees and employees more similarly. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard in 2018, and it did not have a material impact on the consolidated financial statements.

ASU No. 2017-09, Compensation — Stock Compensation (Subtopic 718): Scope of Modification Accounting. ASU 2017-09 was issued to eliminate inconsistencies in the application of accounting for modifications of stock based compensation awards. The ASU provides that an entity should account for the effects of a modification unless all of the following are met: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified, and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company adopted this ASU during 2018, and it did not impact the amounts or disclosures in the consolidated financial statements.

ASU No. 2017-08, Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium. The ASU provides that premiums on these securities are to be amortized to the earliest call date. The accounting for securities held at a discount is not changed, and therefore,

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

they are still required to be amortized to maturity. This ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The Company early adopted this ASU, and it did not impact the amounts or disclosures in the consolidated financial statements.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU, and it did not impact the consolidated statements of cash flows.

ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10). The main provisions of this update are to eliminate the available-for-sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The provisions of this update require that equity securities be carried at fair market value on the balance sheet and any periodic changes in market value are adjustments to the income statement. A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment. The provisions of this update also eliminated certain disclosures related to the assumptions used to measure fair value for assets and liabilities recorded at cost. The disclosure of fair value of the loan and interest-bearing deposit portfolios will be presented using an exit price method instead of the current discounted cash flow. The Company adopted this ASU in 2018. Equity securities are carried at fair market value with the adjustments flowing through the income statement. The remaining requirements of this update did not have a material impact on the financial position, results of operations, or cash flows.

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and noninterest income. The Company adopted this ASU in 2018. The identification of revenue streams within the scope of Topic 606 is complete, resulting in no impact on the financial position, results of operations, or cash flows.

Issued but Not Adopted Accounting Standards

ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. This ASU eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 permits hedge accounting for risk components in hedging relationships involving nonfinancial risk and interest rate risk. It also changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. In addition to the amendments to the designation and measurement guidance for qualifying hedging relationships, the amendments in this ASU also align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. This ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. For public entities, these amendments are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted. The Company does not utilize derivatives at this time.

ASU No. 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard eliminates today’s requirement to calculate a goodwill impairment charge using Step 2, which requires an entity to calculate any impairment charge by comparing the implied fair value of goodwill with its carrying amount. For public business entities, this ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The adoption of ASU 2017-04 is not expected to have a material impact on the amounts or disclosures in the consolidated financial statements.

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 sets forth the Current Expected Credit Losses (“CECL”) model requiring the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. For public business entities that are SEC registrants, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company continues to evaluate the impact of this ASU on the consolidated financial statements and disclosures. In that regard, the Company has formed a cross functional working group and is currently working through its implementation plan which includes assessment and documentation of processes, internal controls, and data sources; model development and documentation; and implementation of a third-party vendor solution to assist in the application of ASU 2016-13.

ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to put most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current accounting treatment. This ASU changes the guidance on sale-leaseback transactions, initial direct costs and lease execution costs, and, for lessors, modifies the classification criteria and the accounting for sales-type and direct financing leases. For public business entities, this ASU is effective for annual periods beginning after December 15, 2018, and interim

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies (Continued)

periods therein. Under ASU 2018-11, the Company will take the prospective approach when transitioning to ASU 2016-12. The Company is evaluating the impact of this ASU on the consolidated financial statements and disclosures.

Reclassification

Certain amounts in the 2017 consolidated financial statements have been reclassified to conform to the 2018 presentation. The reclassification had no impact on net income or stockholders’ equity.

2. Securities

Securities held for indefinite periods of time are classified as available-for-sale and carried at estimated fair value. The amortized cost and estimated fair values of securities available-for-sale are summarized in the following table (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Available-for-sale:
Mortgage-backed securities	$221,799	$11	$(7,122)	$214,688
Municipal bonds	70,416	94	(2,235)	68,275
U.S. agency securities	23,170	6	(261)	22,915
U.S. treasury securities	1,994	5	-	1,999

Total available-for-sale	$317,379	$116	$(9,618)	$307,877

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Available-for-sale:
Mortgage-backed securities	$240,374	$21	$(4,492)	$235,903
Municipal bonds	67,573	107	(1,658)	66,022
U.S. agency securities	40,213	13	(713)	39,513
Mutual fund securities	4,000	-	(94)	3,906

Total available-for-sale	$352,160	$141	$(6,957)	$345,344

The fair value of the Company’s mutual fund securities was $3.8 million with recognized losses of $85,000 for the year ended December 31, 2018. Prior to the adoption of ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10) on January 1, 2018, mutual fund securities were included in available-for-sale securities.

Held-to-maturity securities were reclassified to available-for-sale in the fourth quarter of 2018. These securities, which are municipal securities, were valued at $7.7 million at the time of the reclassification. This reclassification included $46,000, net of tax, recorded to other comprehensive income. Transferring these

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities (Continued)

securities to available-for-sale allows these investments to be more easily redeemed, if needed for liquidity. Securities classified as held-to-maturity are shown in the following table (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Held-to-maturity:
Municipal bonds	$-	$-	$-	$-

December 31, 2017
Held-to-maturity:
Municipal bonds	$8,991	$232	$-	$9,223

The amortized costs and estimated market values of debt securities at December 31, 2018, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers have the right to call or repay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$12,668	$12,590
After one year but within five years	51,956	51,022
After five years but within ten years	88,403	85,806
After ten years	164,352	158,459

	$317,379	$307,877

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2018 and December 31, 2017 aggregated by investment category and length of time that individual securities have been in a continuous loss position is described as follows (in thousands):

	Less than twelve months		Over twelve months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
As of December 31, 2018:
Available-for-sale:
Mortgage-backed securities	$(75)	$8,845	$(7,047)	$200,532
U.S. agency securities	(41)	3,801	(220)	14,123
Municipal bonds	(48)	3,389	(2,187)	52,879
U.S. treasury securities	-	-	-	-

Total	$(164)	$16,035	$(9,454)	$267,534

Held-to-maturity:
Municipal bonds	$-	$-	$-	$-

As of December 31, 2017:
Available-for-sale:
Mortgage-backed securities	$(1,934)	$140,815	$(2,558)	$91,099
U.S. agency securities	(208)	17,188	(505)	16,649
Municipal bonds	(305)	20,260	(1,353)	37,677
Mutual fund securities	-	-	(94)	3,906

Total	$(2,447)	$178,263	$(4,510)	$149,331

Held-to-maturity:
Municipal bonds	$-	$-	$-	$-

As of December 31, 2018, 10 of the obligations of U.S. government agencies, 161 mortgage-backed securities, and 109 municipal bonds had unrealized losses, of which 263 were in continuous loss positions 12 months or longer and 17 were in continuous loss positions less than 12 months. The aggregate unrealized loss of these securities as of December 31, 2018 was 3.03% of the amortized cost basis of the total securities portfolio. Management and the Asset Liability Committee continually monitor the securities portfolio and are able to effectively measure and monitor the unrealized loss positions on these securities. Management does not intend to sell these securities prior to recovery, and it is more likely than not that the Company will have the ability to hold them until recovery of their cost basis, primarily due to adequate liquidity of the Company. The unrealized loss of these securities has been determined by management to be both temporary and a function of the movement of interest rates since the time of purchase.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently if economic or market concerns merit such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities (Continued)

of the issuer; and (3) that the Company intends to, and it is more likely than not that it will be able to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Additionally, the Company annually performs a detailed credit review of the municipal securities owned to identify any potential credit concerns. There were no other-than-temporary impairment losses on debt securities related to credit losses recognized during the years ended December 31, 2018 and December 31, 2017.

Pledged Securities

Securities with carrying values of approximately $93.5 million and $148.3 million were pledged to secure public deposits, as of the years ended December 31, 2018 and December 31, 2017, respectively.

3. Loans and Asset Quality

Loans

Total loans held for investment by category and loans held for sale are summarized below (in thousands):

	December 31,
	2018	2017
Real estate:
Commercial real estate	$454,689	$412,355
One-to-four family residential	406,963	375,536
Construction and development	102,868	84,812
Commercial and industrial	275,881	284,035
Tax-exempt	60,104	62,776
Consumer	27,933	28,152

Total loans held for investment	$1,328,438	$1,247,666

Total loans held for sale	$2,904	$1,867

Related Party Transactions

In the ordinary course of business, certain officers, directors, and principal shareholders, as well as their immediate family members and affiliates in which they have 10% or more beneficial ownership (“related parties”), maintain a variety of banking relationships with the Company. An analysis of loan activity to these related parties is as follows (in thousands):

	Years ended December 31,
	2018	2017
Balance — beginning of period	$41,463	$34,131
Additions	31,688	43,862
Payments	(32,840)	(36,530)

Balance — end of period	$40,311	$41,463

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

Concentrations of Credit Risk

The majority of the Bank’s lending activity occurs within Central, Northwest, Southeast, and Southwest Louisiana. The Bank maintains a diversified loan portfolio with a focus on commercial real estate, one-to-four family residential real estate, and commercial and industrial loans. Substantially all of the Bank’s real estate loans are secured by properties located within Louisiana.

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses by category as of December 31, 2018 (in thousands):

	Beginning Balance	Provision for Loan Losses	Loans Charged-off	Recoveries	Ending Balance
Real estate:
Commercial real estate	$3,270	$(189)	$(27)	$27	$3,081
One-to-four family residential	3,099	(136)	(4)	187	3,146
Construction and development	852	99	-	-	951
Commercial and industrial	2,836	2,112	(353)	9	4,604
Tax-exempt	432	(60)	-	-	372
Consumer	406	164	(353)	153	370

Total allowance for loan losses	$10,895	$1,990	$(737)	$376	$12,524

The following table summarizes the activity in the allowance for loan losses by category as of December 31, 2017 (in thousands):

	Beginning Balance	Provision for loan Losses	Loans Charged-off	Recoveries	Ending Balance
Real estate:
Commercial real estate	$3,133	$136	$-	$1	$3,270
One-to-four family residential	2,997	210	(181)	73	3,099
Construction and development	675	278	(101)	-	852
Commercial and industrial	3,005	595	(824)	60	2,836
Tax-exempt	426	6	-	-	432
Consumer	308	330	(353)	121	406

Total allowance for loan losses	$10,544	$1,555	$(1,459)	$255	$10,895

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

The balance in the allowance for loan losses and the related recorded investment in loans by category as of December 31, 2018 are as follows (in thousands):

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total
Allowance for loan losses:
Real estate:
Commercial real estate	$206	$2,875	$-	$3,081
One-to-four family residential	20	3,126	-	3,146
Construction and development	12	939	-	951
Commercial and industrial	2,304	2,300	-	4,604
Tax-exempt	-	372	-	372
Consumer	75	295	-	370

Total allowance for loan losses	$2,617	$9,907	$-	$12,524

Loans:
Real estate:
Commercial real estate	$3,829	$450,860	$-	$454,689
One-to-four family residential	2,348	404,615	-	406,963
Construction and development	55	102,813	-	102,868
Commercial and industrial	15,516	260,365	-	275,881
Tax-exempt	-	60,104	-	60,104
Consumer	104	27,829	-	27,933

Total loans held for investment	$21,852	$1,306,586	$-	$1,328,438

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

The balance in the allowance for loan losses and the related recorded investment in loans by category as of December 31, 2017 are as follows (in thousands):

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total
Allowance for loan losses:
Real estate:
Commercial real estate	$390	$2,880	$-	$3,270
One-to-four family residential	17	3,082	-	3,099
Construction and development	19	833	-	852
Commercial and industrial	107	2,729	-	2,836
Tax-exempt	-	432	-	432
Consumer	127	279	-	406

Total allowance for loan losses	$660	$10,235	$-	$10,895

Loans:
Real estate:
Commercial real estate	$4,075	$408,280	$-	$412,355
One-to-four family residential	2,453	372,180	903	375,536
Construction and development	1,317	83,495	-	84,812
Commercial and industrial	15,895	268,140	-	284,035
Tax-exempt	-	62,776	-	62,776
Consumer	132	28,020	-	28,152

Total loans held for investment	$23,872	$1,222,891	$903	$1,247,666

Past Due and Nonaccrual Loans

A summary of current, past due, and nonaccrual loans as of December 31, 2018 is as follows (in thousands):

	Accruing
	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total Loans
Real estate:
Commercial real estate	$452,477	$-	$850	$1,362	$454,689
One-to-four family residential	405,961	512	66	424	406,963
Construction and development	102,776	36	1	55	102,868
Commercial and industrial	272,174	32	-	3,675	275,881
Tax-exempt	60,104	-	-	-	60,104
Consumer	27,851	16	22	44	27,933

Total loans held for investment	$1,321,343	$596	$939	$5,560	$1,328,438

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

A summary of current, past due, and nonaccrual loans as of December 31, 2017 is as follows (in thousands):

	Accruing
	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total Loans
Real estate:
Commercial real estate	$409,928	$358	$898	$1,171	$412,355
One-to-four family residential	372,978	737	-	1,821	375,536
Construction and development	83,669	-	-	1,143	84,812
Commercial and industrial	278,681	22	44	5,288	284,035
Tax-exempt	62,776	-	-	-	62,776
Consumer	28,030	101	-	21	28,152

Total loans held for investment	$1,236,062	$1,218	$942	$9,444	$1,247,666

Impaired Loans

Impaired loans include troubled debt restructurings and performing and nonperforming loans. Information pertaining to impaired loans as of December 31, 2018 is as follows (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial real estate	$2,376	$2,255	$-	$2,470	$72
One-to-four family residential	1,912	1,855	-	2,026	149
Construction and development	18	16	-	738	-
Commercial and industrial	11,003	9,707	-	8,909	345
Tax-exempt	-	-	-	-	-
Consumer	12	12	-	10	-

Total with no related allowance	15,321	13,845	-	14,153	566

With allowance recorded:
Real estate:
Commercial real estate	1,584	1,574	206	1,715	132
One-to-four family residential	507	493	20	497	23
Construction and development	52	39	12	41	-
Commercial and industrial	5,809	5,809	2,304	5,813	210
Tax-exempt	-	-	-	-	-
Consumer	95	92	75	35	1

Total with related allowance	8,047	8,007	2,617	8,101	366

Total impaired loans	$23,368	$21,852	$2,617	$22,254	$932

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

Information pertaining to impaired loans as of December 31, 2017 is as follows (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial real estate	$1,771	$1,770	$-	$2,241	$68
One-to-four family residential	1,997	1,958	-	1,316	64
Construction and development	1,274	1,271	-	1,015	8
Commercial and industrial	15,563	14,752	-	13,432	442
Tax-exempt	-	-	-	-	-
Consumer	6	5	-	7	-

Total with no related allowance	20,611	19,756	-	18,011	582

With allowance recorded:
Real estate:
Commercial real estate	2,358	2,305	390	2,232	62
One-to-four family residential	507	495	17	970	19
Construction and development	54	46	19	49	-
Commercial and industrial	1,151	1,143	107	3,870	42
Tax-exempt	-	-	-	-	-
Consumer	128	127	127	147	5

Total with related allowance	4,198	4,116	660	7,268	128

Total impaired loans	$24,809	$23,872	$660	$25,279	$710

Troubled Debt Restructurings

The restructuring of a loan is considered a troubled debt restructuring (“TDR”) if the borrower is experiencing financial difficulties and the bank has granted a concession. Concessions grant terms to the borrower that would not be offered for new debt with similar risk characteristics. Concessions typically include interest rate reductions or below market interest rates, revising amortization schedules to defer principal and interest payments, and other changes necessary to provide payment relief to the borrower and minimize the risk of loss. As of December 31, 2018 and 2017, the recorded investments in TDRs were $5.1 million and $7.3 million, respectively. There were no unfunded commitments to extend credit related to these loans.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

A summary of current, past due, and nonaccrual TDR loans as of December 31, 2018 is as follows (in thousands):

	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total TDRs
Real estate:
Commercial real estate	$1,267	$-	$-	$1,362	$2,629
One-to-four family residential	208	-	-	-	208
Construction and development	-	-	-	39	39
Commercial and industrial	41	-	-	2,139	2,180
Tax-exempt	-	-	-	-	-
Consumer	56	-	-	-	56

Total	$1,572	$-	$-	$3,540	$5,112

Number of TDR loans	10	-	-	6	16

A summary of current, past due, and nonaccrual TDR loans as of December 31, 2017 is as follows (in thousands):

	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total TDRs
Real estate:
Commercial real estate	$1,013	$358	$792	$872	$3,035
One-to-four family residential	407	-	-	1,044	1,451
Construction and development	174	-	-	46	220
Commercial and industrial	50	-	-	2,535	2,585
Tax-exempt	-	-	-	-	-
Consumer	-	-	-	-	-

Total	$1,644	$358	$792	$4,497	$7,291

Number of TDR loans	10	1	2	7	20

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

A summary of loans modified as TDRs that occurred during the years ended December 31, 2018 and 2017 is as follows (in thousands):

	2018			2017
		Recorded Investment			Recorded Investment
	Loan Count	Pre Modification	Post Modification	Loan Count	Pre Modification	Post Modification
Real estate:
Commercial real estate	1	$435	$479	2	$682	$685
One-to-four family residential	1	40	40	3	215	219
Construction and development	-	-	-	1	92	92
Commercial and industrial	-	-	-	2	3,183	3,183
Tax-exempt	-	-	-	-	-	-
Consumer	1	58	58	-	-	-

Total	3	$533	$577	8	$4,172	$4,179

The TDRs described above increased the allowance for loan losses by $56,000 and $53,000 during the years ended December 31, 2018 and 2017, respectively. Additionally, there were no charge-offs nor TDRs that subsequently defaulted in 2018 or 2017.

Credit Quality Indicators

Loans are categorized based on the degree of risk inherent in the credit and the ability of the borrower to service the debt. A description of the general characteristics of the Bank’s risk rating grades follows:

Pass — These ratings are assigned to loans with a risk level ranging from very low to acceptable based on the borrower’s financial condition, financial trends, management strength, and collateral quality.

Special Mention — This category includes loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan.

Substandard — Loans in this category have well defined weaknesses which jeopardize normal repayment of principal and interest.

Doubtful — Loans in this category have well defined weaknesses that make full collection improbable.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans and Asset Quality (Continued)

The following table summarizes loans by risk rating as of December 31, 2018 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:
Commercial real estate	$439,580	$11,883	$3,226	$-	$454,689
One-to-four family residential	402,864	1,992	2,107	-	406,963
Construction and development	101,754	375	739	-	102,868
Commercial and industrial	251,987	8,311	15,583	-	275,881
Tax-exempt	60,104	-	-	-	60,104
Consumer	27,729	44	160	-	27,933

Total loans held for investment	$1,284,018	$22,605	$21,815	$-	$1,328,438

The following table summarizes loans by risk rating as of December 31, 2017 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:
Commercial real estate	$401,341	$4,534	$6,480	$-	$412,355
One-to-four family residential	371,225	1,269	3,042	-	375,536
Construction and development	83,323	210	1,279	-	84,812
Commercial and industrial	254,346	13,651	16,038	-	284,035
Tax-exempt	62,776	-	-	-	62,776
Consumer	27,970	39	143	-	28,152

Total loans held for investment	$1,200,981	$19,703	$26,982	$-	$1,247,666

4. Premises and Equipment, Net

Components of premises and equipment, net were as follows (in thousands):

	December 31,
	2018	2017
Land	$12,087	$12,073
Buildings	23,809	23,615
Leasehold improvements	2,709	2,606
Furniture and equipment	11,285	10,888
Vehicles	339	244
Computer equipment	2,919	2,794
Projects in process	6,152	1,746

	59,300	53,966
Less: Accumulated depreciation	(19,610)	(18,070)

Premises and equipment, net	$39,690	$35,896

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Premises and Equipment, Net (Continued)

Depreciation expense amounted to approximately $1.7 million and $1.6 million during the years ended December 31, 2018 and 2017, respectively.

5. Deposits

Deposits are summarized below (in thousands):

	December 31,
	2018	2017
Noninterest-bearing deposits	$547,880	$504,286
Interest-bearing deposits:
NOW accounts	304,545	255,309
Money market accounts	358,575	351,217
Savings accounts	104,355	95,336
Time deposits < $100,000	119,637	127,726
Time deposits $100,000 to $250,000	128,637	129,321
Time deposits > $250,000	81,954	62,790

Total interest-bearing deposits	1,097,703	1,021,699

Total deposits	$1,645,583	$1,525,985

At 2018, the scheduled maturities of all outstanding time deposits were as follows (in thousands):

Year ending December 31,	Amount
2019	$202,898
2020	60,660
2021	26,966
2022	14,130
2023	10,979
Thereafter	14,595

$330,228

As of December 31, 2018 and December 31, 2017, deposits from directors, executive officers, their immediate family members, and related companies totaled approximately $26.1 million and $24.2 million, respectively.

6. Other Borrowed Funds

The Bank has established various lines-of-credit with the Federal Home Loan Bank (“FHLB”) and other correspondent banks to provide additional sources of operating funds. The Company has also established a line of credit with a correspondent bank. Together, the Bank and the Company can borrow up to approximately $528.6 million under these agreements. As of December 31, 2017, other borrowed funds included approximately $182,000 of an advance drawn against the FHLB line of credit. The rate on the advance was approximately

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Other Borrowed Funds (Continued)

4.74% as of December 31, 2017. In December 2018, the Bank paid off the advance drawn against the FHLB. Advances from FHLB are secured by a portion of the Bank’s loan portfolio.

7. Junior Subordinated Debentures

The Company has issued $11.3 million of floating rate junior subordinated debentures and is the sponsor of three business trusts, Red River Statutory Trust II (“Trust II”), Red River Statutory Trust III (“Trust III”) and FBT Capital Trust I (“FBT CT I”). On April 1, 2013, the Company assumed $5.0 million of floating rate junior subordinated debentures and FBT Capital Trust I in conjunction with the Fidelity Bancorp acquisition. These trusts have issued a total of $11.0 million of floating rate capital securities (trust preferred securities) to investors and a total of $341,000 of common securities to the Company. As of December 31, 2018 junior subordinated debentures were as follows (in thousands):

	Trust II	Trust III	FBT CT I	Total
Trust preferred securities	$3,000	$3,000	$5,000	$11,000
Common securities	93	93	155	341

Total Junior Subordinated Debentures	$3,093	$3,093	$5,155	$11,341

Issue date	May 28, 2003	April 20, 2005	September 4, 2003
Call date	May 28, 2008	June 15, 2010	August 8, 2008
Maturity date	May 28, 2033	June 15, 2035	August 8, 2033
Interest rate	5.65%	4.30%	5.34%

The trust preferred securities represent an interest in the Company’s junior subordinated debentures, which were purchased by the business trust and have substantially the same payment terms as the trust preferred securities. The junior subordinated debentures are the only assets of the Trusts and interest payments from the debentures, payable quarterly, finance the distributions paid on the trust preferred securities. The junior subordinated debentures are redeemable prior to the maturity date, at the option of the Company, in whole or in part, subject to the terms of the trust indentures. A portion of these instruments qualifies as Tier 1 capital under the Federal Reserve Bank regulatory capital rules.

8. Leases

The Bank has entered into several lease agreements for its operating facilities. In addition to the monthly lease payments, the Bank is also responsible for its pro-rata share of the common area maintenance costs, insurance, and taxes.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Leases (Continued)

Future required payments under these leases are as follows (in thousands):

Year ending December 31,	Amount
2019	$568
2020	376
2021	220
2022	77
2023	-
Thereafter	-

$1,241

These payments include the current lease agreements in force. Expenses relating to these leases totaled approximately $592,000 and $535,000 during the years ended December 31, 2018 and 2017, respectively.

9. Income Taxes Expense

The components of income tax expense for the years ended December 31, 2018 and 2017 were as follows (in thousands):

	2018	2017
Current tax expense	$5,752	$6,576
Deferred tax expense (benefit)	(452)	1,970

Income tax expense	$5,300	$8,546

The Tax Reform Act was effective January 1, 2018 and significantly revised the U.S. corporate income tax law by, among other things, lowering the maximum U.S. corporate income tax rate to 21.0%. The decrease in the 2018 income tax expense and the effective tax rate was a result of the absence of a $2.2 million additional, one-time, income tax expense for the revaluation of our deferred tax assets and liabilities due to the enactment of the Tax Reform Act.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes Expense (Continued)

The source and tax effect of items reconciling income tax expense to the amount computed by applying the federal income tax rates in effect to income before income tax expense for years ended December 31, 2018 and 2017, are as follows (in thousands):

	2018		2017
	Amount	Percent	Amount	Percent
Income before income taxes	$28,356	100%	$22,531	100%

U.S. federal income tax expense	5,955	21.0%	7,886	35.0%
Nontaxable income	(765)	(2.7)%	(1,326)	(5.9)%
Nondeductible expenses	34	0.1%	40	0.2%
Revalue of deferred tax asset	-	0.0%	2,230	9.9%
Other	76	0.3%	(284)	(1.3)%

Income tax expense	$5,300	18.7%	$8,546	37.9%

The Company records deferred income taxes on the tax effect of changes in temporary differences. Deferred tax assets (liabilities) are subject to a valuation allowance unless their realization is more likely than not. The deferred tax assets (liabilities) were comprised of the following at December 31, 2018 and 2017 (in thousands):

	2018	2017
Depreciation	$(1,481)	$(1,363)
FHLB stock dividends	(13)	(11)
Other	(18)	(14)

Gross deferred tax liability	(1,512)	(1,388)

Allowance for loan losses	2,572	2,306
Allowance for operational losses	47	24
Health insurance self fund	212	282
Deferred compensation	689	620
Unrealized loss on securities	1,996	1,432
Equity security valuation	45	—
Advance payment	224	—
Other	126	70

Gross deferred tax asset	5,911	4,734

Net deferred tax asset (liability)	$4,399	$3,346

10. Employee Benefits

The Company adopted a contributory retirement plan for employees of Red River Bank effective March 1, 1999. The plan covers all employees who meet the length of service and the number of hours worked requirements and elect to participate. Discretionary employer contributions during the years ended December 31, 2018 and 2017 totaled approximately $527,000 and $452,000, respectively.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefits (Continued)

The Bank has entered into nonqualified deferred compensation agreements with certain employees. These agreements are funded by life insurance policies. The Bank is the owner and beneficiary of all the policies death benefits. The Bank-owned life insurance policies are recorded as a separate line item at their cash surrender value in the accompanying consolidated balance sheets. The agreements provide for transfer of a portion of the proceeds to certain employees. The related liability recorded was $1.8 million and $1.5 million as of December 31, 2018 and 2017, respectively.

The Company accounts for its split dollar life insurance plan under ASC 715, Compensation — Retirement Benefits. The Company recorded a liability and a reduction in retained earnings reflecting the present value of the postretirement insurance costs related to the promise to maintain insurance coverage. The liability was approximately $44,000 and $41,000 as of December 31, 2018 and 2017, respectively.

11. Stock-Based Compensation Plans

The Company has a Director Compensation Program which allows directors the option of receiving payment for director fees in Company stock. The expense associated with the directors stock payment was $97,000 and $92,000 as of December 31, 2018 and 2017, respectively.

On April 17, 2008, the Company adopted its 2008 Equity Incentive Plan that provides for the granting of stock-based arrangements for key employees and non-employee members of the Company’s Board of Directors. The Compensation Committee of the Company’s Board of Directors administers the plan, makes determinations with respect to participation, and authorizes stock-based awards under the plan. To date, the Committee has awarded stock options and restricted stock awards as detailed further below. The 2008 plan expired on December 31, 2018, and no new awards may be granted under this plan. However, all outstanding and unexercised awards previously granted under the plan will continue to be governed by the terms and conditions thereof.

On October 25, 2018, the Company adopted its 2018 Equity Incentive Plan, subject to approval of the Company’s shareholders. The 2018 plan was adopted in anticipation of the expiration of the 2008 plan and provides for the granting of stock-based awards to key employees, directors, and consultants. Similar to the 2008 plan, the Compensation Committee of the Company’s Board of Directors administers the 2018 plan, makes determinations with respect to participation, and authorizes stock-based awards under the plan. At December 31, 2018, no awards had been granted under the 2018 plan, and the maximum number of shares of the Company’s common stock available for issuance under the 2018 plan was 200,000 shares.

All disclosures for stock options and restricted stock shown below relate to outstanding awards under the 2008 plan. Disclosures for stock options and restricted stock awards are shown separately due to their dissimilar characteristics.

Stock Options

The options granted under this plan are to purchase common stock at an exercise price not less than the fair market value of the common stock at the date of the grant. The options granted will vest and become exercisable in twenty percent increments on the first through the fifth anniversaries of the date of the grant and shall expire and may not be exercised later than ten years following the date of the grant. The options expire on various dates through 2022.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation Plans (Continued)

The fair value of options granted is estimated as of the date granted using the Black Scholes model. No options were granted in 2017 or 2018.

The Company funds the stock options from authorized, but unissued shares.

The status of the Company’s stock option plan is presented below:

	Stock Options
	Number of Shares	Exercise Price Range	Weighted Average Price
Outstanding — December 31, 2016	35,500	$12.32 - $17.33	$14.43
Exercised(1)	(2,000)	$12.32	$12.32

Outstanding — December 31, 2017	33,500	$12.32 - $17.33	$14.56

Exercised(2)	(5,500)	$12.32 - $14.31	$13.04

Outstanding — December 31, 2018	28,000	$12.32 - $17.33	$14.85

(1)

A total of 356 shares of the Company’s common stock were surrendered in lieu of payment of a portion of the cash exercise price for options exercised during 2017, resulting in the net issuance upon exercise of an aggregate of 1,644 shares of the Company’s common stock.

(2)

A total of 490 shares of the Company’s common stock were surrendered in lieu of payment of a portion of the cash exercise price for options exercised during 2018, resulting in the net issuance upon exercise of an aggregate of 5,010 shares of the Company’s common stock.

As of December 31, 2018, 28,000 of the outstanding options are fully vested and exercisable with an intrinsic value of approximately $725,000. The weighted average remaining term for vested options is 1.8 years. No shares vested during the year ended December 31, 2018.

As of December 31, 2017, 33,500 of the outstanding options are fully vested and exercisable with an intrinsic value of approximately $768,000. The weighted average remaining term for vested options is 2.54 years. The total fair value of shares vested during the year ended December 31, 2017 was approximately $35,000.

The status of the Company’s nonvested shares, the total unrecognized compensation expense and the scheduled term of the unrecognized expense is expected to be recognized for the nonvested shares is presented below:

	Number of Shares	Weighted Average Price	Unrecognized Compensation Expense (Dollars in thousands)	Remaining Expense Term (Years)
Nonvested — December 31, 2016	2,000	$17.33	$5	0.5
Vested	(2,000)	$17.33

Nonvested — December 31, 2017	-	$-	$-	-

Vested	-	$-	$-	-

Nonvested — December 31, 2018	-	$-	$-	-

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation Plans (Continued)

Restricted Stock Awards

The restricted stock awards issued under this plan, provide common stock to recipients at the grant date. The restrictions vest in twenty percent increments on the first through fifth anniversaries of the grant date.

During 2018, the Committee granted 6,750 restricted stock awards with a weighted average fair value of $37.49. For the year ended December 31, 2018, the compensation expense for the vested restricted stock was $192,000. As of December 31, 2018, there was approximately $568,000 of total unrecognized compensation cost related to restricted stock awards. That cost is expected to be recognized over a weighted average period of 4.5 years.

During 2017, the Committee granted 6,350 restricted stock awards with a weighted average fair value of $34.48. For the year ended December 31, 2017, the compensation expense for the vested restricted stock was $175,000. As of December 31, 2017, there was approximately $520,000 of total unrecognized compensation cost related to restricted stock awards. That cost is expected to be recognized over a weighted average period of 4.5 years.

The Company funds the restricted stock from authorized, but unissued shares.

The status of the Company’s nonvested restricted stock is presented below:

	Nonvested Restricted Stock
	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares — December 31, 2016	22,840	$24.88
Granted	6,350	$34.48
Vested	(7,540)	$22.83

Nonvested shares — December 31, 2017	21,650	$28.41
Granted	6,750	$37.49
Vested	(7,210)	$26.06

Nonvested shares — December 31, 2018	21,190	$32.10

12. Self-Insurance

The Company is self-insured for group health insurance. The Company’s liability is limited to the aggregate policy deductible of $125,000 per individual with a maximum of approximately $3.3 million for the group. The Company has reflected its estimated liability for known and incurred but not reported claims in the accompanying financial statements.

13. Off-Balance Sheet Activities

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Off-Balance Sheet Activities (Continued)

standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in particular classes of financial instruments. The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for financial instruments recorded on its balance sheets.

Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer if all conditions of the commitment have been met. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s evaluation of the customer’s ability to repay. As of December 31, 2018, unfunded loan commitments totaled approximately $231.5 million.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. As of December 31, 2018, commitments under standby letters of credit totaled approximately $11.6 million. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Construction Commitments

The Company has committed to a construction contract for approximately $334,000 as of December 31, 2018.

Investment Commitment

In 2014, the Company committed to an investment into a small business investment company (“SBIC”) limited partnership. As of December 31, 2018, there is a $796,000 outstanding commitment to this partnership.

14. Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Disclosure

Available-for-sale securities and loans held for sale are recorded at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, foreclosed assets, and other certain assets. The nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Fair Value (Continued)

ASC 820, Fair Value Measurements and Disclosures, indicates that assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels:

Level 1 pricing represents quotes on the exact financial instrument that is traded in active markets. Quoted prices on actively traded equities, for example, are in this category.

Level 2 pricing is derived from observable data including market spreads, current and projected rates, prepayment data, and credit quality. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 pricing is derived without the use of observable data. In such case, mark-to-model strategies are typically employed. Often, these types of instruments have no active market, possess unique characteristics, and are thinly traded.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities and other Stocks: The fair values for marketable securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Loans Held for Sale: Residential mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value on an individual basis. The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics. As such, the fair value adjustments for mortgage loans held for sale are recurring Level 2.

Loans Held for Investment: The Company does not record loans held for investment at fair value on a recurring basis. However, from time to time, a loan may be considered impaired and an allowance for loan losses may be established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using estimated fair value methodologies. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, and liquidation value and discounted cash flows. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company considers the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company considers the impaired loan as nonrecurring Level 3.

Foreclosed Assets: Foreclosed assets, consisting of properties obtained through foreclosure or in satisfaction of loans, are reported at fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs (Level 2). However, foreclosed assets are considered Level 3 in the fair value hierarchy because management has

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Fair Value (Continued)

qualitatively applied a discount due to the size, supply of inventory, and the incremental discounts applied to the appraisals. Management also considers other factors, including changes in absorption rates, length of time the property has been on the market, and anticipated sales values, which have resulted in adjustments to the collateral value estimates indicated in certain appraisals.

The table below presents the recorded amount of assets measured at fair value on a recurring basis.

	Fair Value	Level 1	Level 2	Level 3
December 31, 2018
Loans held for sale	$2,904	$-	$2,904	$-
Securities available-for-sale:
Mortgage-backed securities	214,688	-	214,688	-
U.S. agency securities	22,915	-	22,915	-
Municipal bonds	68,275	-	68,275	-
U.S. treasury securities	1,999	-	1,999	-
Equity securities	3,821	3,821	-	-
December 31, 2017
Loans held for sale	$1,867	$-	$1,867	$-
Securities available-for-sale:
Mortgage-backed securities	235,903	-	235,903	-
U.S. agency securities	39,513	-	39,513	-
Municipal bonds	66,022	-	66,022	-
Equity securities	3,906	3,906	-	-

There were no transfers between Level 1, 2, or 3 during the year ended December 31, 2018 or 2017.

The following table presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis:

	Fair Value	Level 1	Level 2	Level 3
December 31, 2018
Impaired Loans	$19,235	$-	$-	$19,235
Foreclosed Assets	646	-	-	646
December 31, 2017
Impaired Loans	$23,212	$-	$-	$23,212
Foreclosed Assets	23	-	-	23

The Company had no liabilities measured at fair value on a nonrecurring basis.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Fair Value (Continued)

The unobservable inputs used for the Level 3 fair value measurements on a nonrecurring basis are as follows:

			Weighted Average
			December 31,
	Valuation Technique	Unobservable Input	2018	2017
Impaired loans	Discounted appraisals	Collateral discounts and costs to sell	11.97%	2.76%
Foreclosed assets	Discounted appraisals	Collateral discounts and costs to sell	6.21%	0.00%

The carrying amounts and estimated fair values of financial instruments, as of December 31, 2018 and 2017 are as follows:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2018
Financial assets:
Cash and due from banks	$34,070	$34,070	$34,070	$-	$-
Interest-bearing deposits in other banks	117,836	117,836	117,836	-	-
Securities available-for-sale	307,877	307,877	-	307,877	-
Equity securities	3,821	3,821	3,821	-	-
Nonmarketable equity securities	1,299	1,299	-	1,299	-
Loans held for sale	2,904	2,904	-	2,904	-
Loans held for investment, net of allowance	1,315,914	1,301,960	-	-	1,301,960
Accrued interest receivable	5,013	5,013	-	-	5,013
Financial liabilities:
Deposits	1,645,583	1,641,136	-	1,641,136	-
Junior subordinated debentures	11,341	11,341	-	11,341	-
Accrued interest payable	1,757	1,757	-	1,757	-
December 31, 2017
Financial assets:
Cash and due from banks	$29,819	$29,819	$29,819	$-	$-
Interest-bearing deposits in other banks	29,848	29,848	29,848	-	-
Securities available-for-sale	345,344	345,344	3,906	341,438	-
Securities held-to-maturity	8,991	9,223	-	9,223	-
Nonmarketable equity securities	1,270	1,270	-	1,270	-
Loans held for sale	1,867	1,867	-	1,867	-
Loans held for investment, net of allowance	1,236,771	1,234,433	-	-	1,234,433
Accrued interest receivable	4,931	4,931	-	-	4,931
Financial liabilities:
Deposits	1,525,985	1,524,036	-	1,524,036	-
Other borrowed funds	182	212	-	212	-
Junior subordinated debentures	11,341	11,341	-	11,341	-
Accrued interest payable	1,503	1,503	-	1,503	-

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Regulatory Capital Requirements

Both the Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

In 2014, regulators adopted final rules implementing the Basel Committee on Banking Supervision’s (“Basel III”) capital guidelines for U.S. banks and holding companies. Under Basel III, minimum requirements increased for both the quantity and quality of capital held by the Bank and the holding company. The rules require a common equity Tier 1 capital to risk-weighted assets minimum ratio of 4.5%; require a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%; require a minimum ratio of Total risk-based capital to risk-weighted assets of 8.0%; and require a minimum Tier 1 leverage ratio of 4.0%. A capital conservation buffer, comprised of common equity Tier 1 capital, was established above the minimum regulatory capital requirements. This capital conservation buffer will be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increases each subsequent year by an additional 0.625% until reaching its final level of 2.5% on January 1, 2019. Strict eligibility criteria for regulatory capital instruments were also implemented under the Basel III.

It is management’s belief that, as of December 31, 2018, both the Company and the Bank met all capital adequacy under Basel III on a fully phased-in basis if such requirement were effective at that time. Management expects that the capital ratios for the Company and the Bank under Basel III will continue to exceed the well-capitalized requirements.

The most recent notification from the Federal Deposit Insurance Corporation (as of March 31, 2018) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as well capitalized, the Bank and the Company must maintain minimum total risk-based capital, Tier I risk-based capital, common equity Tier I capital, and leverage ratios.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Regulatory Capital Requirements (Continued)

Capital amounts and ratios as of December 31, 2018 and 2017 are presented in the following table (in thousands):

			Regulatory Requirements
	Actual		Minimum To Be Adequately Capitalized		Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Red River Bank

December 31, 2018:
Total Risk-Based Capital	$211,240	15.66%	$107,912	8.00%	$133,204	9.88%
Tier I Risk-Based Capital	$198,716	14.73%	$80,934	6.00%	$106,226	7.88%
Common Equity Tier I Capital	$198,716	14.73%	$60,701	4.50%	$85,993	6.38%
Tier I Leverage Capital	$198,716	10.76%	$73,874	4.00%	$92,343	5.00%

December 31, 2017:
Total Risk-Based Capital	$186,240	14.55%	$102,422	8.00%	$118,425	9.25%
Tier I Risk-Based Capital	$175,345	13.70%	$76,816	6.00%	$92,820	7.25%
Common Equity Tier I Capital	$175,345	13.70%	$57,612	4.50%	$73,616	5.75%
Tier I Leverage Capital	$175,345	10.19%	$68,844	4.00%	$86,055	5.00%

			Regulatory Requirements
	Actual		Minimum To Be Adequately Capitalized		Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Red River Bancshares, Inc.

December 31, 2018:
Total Risk-Based Capital	$223,187	16.55%	$107,912	8.00%	N/A	N/A
Tier I Risk-Based Capital	$210,663	15.62%	$80,934	6.00%	N/A	N/A
Common Equity Tier I Capital	$199,663	14.80%	$60,701	4.50%	N/A	N/A
Tier I Leverage Capital	$210,663	11.40%	$73,892	4.00%	N/A	N/A

December 31, 2017:
Total Risk-Based Capital	$203,763	15.91%	$102,452	8.00%	N/A	N/A
Tier I Risk-Based Capital	$192,868	15.06%	$76,839	6.00%	N/A	N/A
Common Equity Tier I Capital	$181,868	14.20%	$57,630	4.50%	N/A	N/A
Tier I Leverage Capital	$192,868	11.21%	$68,844	4.00%	N/A	N/A

16. Equity Events

Cash Dividends

The ability of Red River Bank to pay dividends on its common stock is restricted by Louisiana Banking Law, the Federal Deposit Insurance Act (“FDIA”) and by FDIC regulations. In general, the board of directors of a Louisiana state bank may, quarterly, semiannually or annually, declare or pay dividends on its outstanding capital

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Equity Events (Continued)

stock, provided that the bank has surplus at least equal to 50.0% of its capital stock and such surplus will not be reduced below 50.0% following payment of the dividend. Prior approval of the Louisiana Office of Financial Institutions is required for a Louisiana state bank to pay any dividend that would exceed its net profits earned during the current year combined with its retained net profits of the immediately preceding year. In general terms, the FDIA and FDIC regulations restrict the payment of dividends when a bank is undercapitalized, when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding a bank.

The Bank and the Company have internal policies to not ordinarily pay dividends if following the payment, the entity would not be “well-capitalized” under all applicable measurement ratios calculated pursuant to the regulatory capital adequacy guidelines. The exception to this policy is in situations where the payment of a dividend is necessary for the Company to be able to meet its obligations and as long as after such payment the Bank would still be considered “adequately-capitalized” under the regulatory capital adequacy guidelines.

As a result of the Company’s financial performance and capital levels, in May 2018, the Company paid a cash dividend of $0.15 per share, adjusted for the 2018 2-for-1 stock split, to shareholders of record as of March 31, 2018.

Stock split

In 2018, the Board of Directors authorized a 2-for-1 stock split, which was accomplished by a stock dividend with a record date of October 1, 2018 whereby each holder of record of our common stock received one additional share of common stock for each share owned as of such date. This transaction is referred to in this report as the 2018 2-for-1 stock split.

17. Earnings Per Common Share

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits. Diluted EPS includes accrued but unissued shares relating to the Directors’ Compensation Program, stock options, and restricted stock using the treasury stock method. The dilutive EPS calculation assumes all outstanding stock options to purchase common stock have been exercised at the beginning of the year and the pro forma proceeds from the exercised options and restricted stock are used to purchase common stock at the average fair market valuation price.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Earnings Per Common Share (Continued)

The computations of basic and diluted earnings per common share for the Company were as follows (in thousands except per share amounts):

	December 31,
	2018	2017
Numerator:
Net income — basic	$23,056	$13,985

Net income — diluted	$23,056	$13,985

Denominator:
Weighted — average shares outstanding — basic	6,716,943	6,483,958
Plus: Effect of Directors Stock Compensation Program	2,368	2,452
Plus: Effect of stock options and restricted stock	36,791	40,418

Weighted — average shares outstanding — diluted	6,756,102	6,526,828

Earnings per common share:
Basic	$3.43	$2.16

Diluted	$3.41	$2.14

18. Subsequent Events

Management has evaluated subsequent events through February 28, 2019, the date that the financial statements were available to be issued.

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL STATEMENTS

BALANCE SHEETS

(dollars in thousands)	December 31,
	2018	2017
ASSETS
Cash and cash equivalents	$3,711	$481
Interest-bearing deposits in subsidiary bank	8,000	17,000
Investment in subsidiary bank	192,756	171,580
Investment in Red River Statutory Trust II	93	93
Investment in Red River Statutory Trust III	93	93
Investment in FBT Capital Trust I	155	155
Other assets	236	42

Total Assets	$205,044	$189,444

LIABILITIES
Debentures payable to Red River Statutory Trust II	$3,093	$3,093
Debentures payable to Red River Statutory Trust III	3,093	3,093
Debentures payable to FBT Capital Trust I	5,155	5,155

Total Liabilities	11,341	11,341

STOCKHOLDERS’ EQUITY
Preferred stock, no par value:
Authorized — 1,000,000 shares; None Issued and Outstanding	-	-
Common stock, no par value:
Authorized — 30,000,000 shares;
Issued and Outstanding — 6,627,358 and 6,721,146 shares	41,094	45,539
Retained earnings	160,115	137,949
Accumulated other comprehensive income (loss)	(7,506)	(5,385)

Total Stockholders’ Equity	193,703	178,103

Total Liabilities and Stockholders’ Equity	$205,044	$189,444

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL STATEMENTS (Continued)

STATEMENTS OF OPERATIONS

(dollars in thousands)	Years ended December 31,
	2018	2017
INCOME
Interest & dividends from subsidiaries	$495	$251

Total income	495	251

EXPENSES
Interest on debentures payable	558	452
Technology expenses	1	1
Legal and professional expenses	291	136
Advertising	-	6
Other business development	-	2
Other operating expenses	34	27

Total expenses	884	624

Tax (benefit)	(74)	(131)
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(315)	(242)
Equity in undistributed earnings of subsidiaries	23,371	14,227

NET INCOME	$23,056	$13,985

(Continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL STATEMENTS (Continued)

STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,056	$13,985
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Amortization of debt issuance costs	3	3
Other	193	180
(Increase) decrease in other assets	(197)	(1)
Undistributed earnings of subsidiaries	(23,371)	(14,227)

Net cash provided by (used in) operating activities	(316)	(60)

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease interest — bearing deposits in subsidiary bank	9,000	(12,000)

Net cash provided by (used in) investing activities	9,000	(12,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	145	12,128
Payment to repurchase common stock	(4,590)	(27)
Dividends	(1,009)	-

Net cash provided by (used in) financing activities	(5,454)	12,101

Net change in cash and cash equivalents	3,230	41
Cash and cash equivalents — beginning of year	481	440

Cash and cash equivalents — end of year	$3,711	$481

600,000 Shares

Common Stock

PROSPECTUS

May 2, 2019

FIG Partners, LLC	Stephens Inc.

Through and including May 27, 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.